Exhibit 99.1

20 22 General Stockholders’ Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting

Contents 1. Message from the Co-chairmen of the Board of Directors 03 2. Introduction 04 3. Executive Officers’ Comments 05 4. Information about the Annual and Extraordinary General Stockholders’ Meetings 07 5. Call notice 08 6. Annual and Extraordinary General Stockholders’ Meeting 09 ATTACHMENT I—Attachment 9-1-II of CVM Instruction No 481/09 13 ATTACHMENT II—Item 10 of Attachment 24 of CVM Instruction No 480/09 18 ATTACHMENT III—Items 12.5 a 12.10 of Attachment 24 of CVM Instruction No 480/09 50 ATTACHMENT IV—Item 13 of Attachment 24 of CVM Instruction No 480/09 71 ATTACHMENT V—Proposal to Amend the Company’s Bylaws 101 ATTACHMENT VI—Proposal to Update the Stock Grant Plan 113 ATTACHMENT VII—Proxy Templates A—Proxy Template for Holders of Common Shares 117 B—Proxy Template for Holders of Preferred Shares 122 C—Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Common Shares) 123 D – Proxy Template for Attorneys-In Fact Provided by the Company (for Holders of Preferred Shares) 128 E – Information on attachment 23 to CVM Instruction No 481/09 129

Itaú Unibanco Holding S.A. 1. Message from the Co-chairmen of the Board of Directors São Paulo, March 25, 2022. Dear Stockholder, Since the beginning of 2020 the world has been hit by an unprecedented health crisis caused by the coronavirus pandemic. Its impacts of which have been felt in all sectors of the economy and society, leading to an unfortunate number of lives lost. In the face of such unimaginable aftermath, on a scale never seen before or since, we have spared no efforts to serve our clients, take care of our employees and mobilizing initiatives to protect general society. We have learned lessons and gathered knowledge that have guided us in these challenging years, once again showcasing our adaptability and strength to weather the storm of crises. We have undoubtedly reached the end of year even stronger as an organization and more certain than ever of our role in society. In a thoroughly and carefully planned process, conducted within the governance set for Itaú Unibanco, in 2021 we carried out the bank’s leadership transition to Milton Maluhy, a young executive with large experience and outstanding career in our organization, where he previously served as CFO and CRO. Mr. Maluly has implemented a massive overhaul of the Executive Committee and the teams, with a simpler and more horizontal organizational chart. This group, now expanded to 12 members, has the mission to lead the bank’s operation and transformation, in line with the priority fronts of customer satisfaction, efficiency, digitalization and focus on growth. This framework has brought the Executive Committee even closer to the business, by simplifying our hierarchy. As a result, we now have a management that is closer to the operation, a factor that has been boosting agility, efficiency and independence in the decision-making process. Against this backdrop, we are migrating the organization of teams to the community model, with a methodology that generates no waste, features multidisciplinary teams and product management practices, with full integration of technology, design and business. By the end of 2022 we will have over 20,000 employees working in this system. To keep up with this transformation, we have implemented major changes to our target and incentive models. One of the highlights was the recent expansion of the Partners Program, which today already has approximately 450 executives. In 2021, annualized return on average equity¹ was 17.9%, and we paid out R$6.2 billion in dividends and interest on capital, net, maintaining a solid Tier I capital ratio of 13.0%. In October 2021, the merger of XPart S.A. into XP Inc. approved. In view of this merger and the resulting dissolution of the former, investors who held equity interest in XPart S.A. received in exchange stockholding in XP Inc. We will nevertheless still purchase 11.38% of the total capital of XP Inc. (considering the current number of shares issued). This operation is scheduled to be completed in early 2022. We keep on taking our vision and efforts towards the performance of our ESG²-focused strategy, with great breakthroughs in the agenda of transition into a low-carbon economy and positive impact generation. We have launched the Net-Zero commitment, aimed at reducing total emissions by 50% by 2030 and our becoming carbon neutral by 2050, and we have teamed up with other financial institutions to develop a marketplace for carbon credits. Aware of our role in society, we invested R$761 million in social projects focused on education, culture, mobility, diversity, among other topics, 84% of which were funded with our own resources, not linked to incentive laws. Furthermore, we remain committed to contributing R$400 billion for sustainable development by 2025 through business initiatives towards a sustainable, increasingly green and inclusive economy, and by December 2021 we had already achieved 43% of this target, with R$170 billion allocated accordingly. 1. In accordance with Brazilian GAAP. 2. Environmental, Social and Governance. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 3

Our client base has grown significantly throughout the year, as a result of our innovation and technology investments. In 2021, 22.8 million new clients were acquired through our digital channels, up 256% compared to 2020, which underlines our decision to maintain ongoing focus on the digital front in 2022. In January 2022, we announced the acquisition of Ideal, a 100% digital brokerage house that currently offers electronic trading and direct market access (DMA) solutions, within a flexible and cloud-based platform. This acquisition showcases our commitment to offering our clients transformative solutions in a rapidly expanding market, allowing for a greater offer of products and services in the channels most suitable for each client profile and our sustainable business development. We have arrived in 2022 with an optimistic perspective, but with caution to face the challenges that lie ahead, and we will hold on to our technological and cultural transformation projects, with the client at the center of all our actions. At the Annual General Stockholders’ Meeting, we will resolve on the Financial Statements for 2021, the allocation of profit for the year, the election of members to the Board of Directors and Fiscal Council, the overall compensation of members of the Board of Officers and the Board of Directors, and the compensation of the Fiscal Council members. We highlight the nomination of Cesar Nivaldo Gon to join the Board of Directors, who, in line with our technology evolution strategy, Mr. Gon will be able to contribute by bringing in a new perspective thanks to his experience in the entrepreneurship and technology areas. We wish to express our gratitude for all the years of dedication and relevant contributions of Marco Ambrogio Crespi Bonomi, who has stepped down from the Board. We are putting forward the names of Eduardo Hiroyuki Miyaki and Gilberto Frussa to join the Fiscal Council, replacing members José Caruso Cruz Henriques and Alkimar Ribeiro Moura, who will step down from the Board. We wish to express our acknowledgment and thank Mr. Henriques and Mr. Moura for their outstanding job. At the Extraordinary General Stockholders’ Meeting, we will resolve on the amendments to the Bylaws and the update of the Stock Grant Plan aimed to consolidate the general rules of long-term incentive programs involving the stock granting to management members and employees of the Company and its direct or indirect controlled companies. Last but not least, we wish to invite you to read this manual, which features an in-depth presentation of the matters to be addressed at the Annual and Extraordinary General Stockholders’ Meetings of Itaú Unibanco Holding, scheduled for April 26, 2022. Both Stockholders’ Meetings will take place in digital format and, as a stockholder, you will be able to once more vote remotely – you can find how in this document. We wish you all a pleasant reading experience! Roberto Setubal Pedro Moreira Salles Co-chairman of the Board of Directors Co-chairman of the Board of Directors Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 4

2.Introduction General Stockholders’ Meetings are important tools for stockholders’ participation in decisions that set, among others, the management of Itaú Unibanco Holding S.A. (“Itaú Unibanco”, “Company”, “Issuer”, “Corporation” or “Organization”) and therefore how the business of the Company and its controlled companies is run. On April 26, 2022, stockholders will be able to vote on crucial issues to the Organization. Stockholders who hold ITUB3 (common) shares may vote on the election of members to the Company’s Board of Directors and the Supervisory Council and the allocation of profit earned in 2021, among other issues. Stockholders who hold ITUB4 (preferred) shares may vote on the election of members to the Supervisory Council nominated by preferred stockholders. The call notice included in item 5 hereof outlines the proposals to be voted on the Meeting. Stockholders may opt to attend the General Stockholders’ Meetings as follows: Digital and remote environment: The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 24, 2022 to the email drinvest@itau-unibanco.com.br. a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the Stockholder’s picture. By proxy: in this case, Stockholders should legally authorize an individual to vote according to their voting instructions. Itaú Unibanco will provide three (3) proxies who will vote in accordance with the Stockholders’ instruction. The Proxy templates to be used by Stockholders who opt for this type of attendance are found in Attachment VII hereto. By remote voting form: Stockholders may also cast their vote remotely, through a remote voting form, in accordance with Brazilian Exchange and Securities Commission (“CVM”) Instruction No. 481/09, as amended. Item 4 of this document comprises in-depth information for Stockholders’ attendance at the General Stockholders’ Meetings. All important information related to the Meetings is included herein, such as the Company’s economic and financial performance in fiscal year 2021, a presentation with the résumés of the candidates to the Board of Directors and the Fiscal Council, proposed allocation of profit, as well as a description of the Company’s management compensation, the proposed amendments to the Bylaws and to the Stock Grant Plan. For further information about the Company and controlled companies, please visit the Investor Relations website (www.itau.com.br/ relacoes-com-investidores). 3.Executive Officers’ Comments The Executive Officers’ Comments in the form specified in Item 10 of Attachment 24 to CVM Instruction No. 480/09 is found as Attachment II hereto. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 5

4. Information about the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting Date This year, Itaú Unibanco’s Annual General Stockholders’ Meeting will be held on April 26, at 11 am and, subsequently, at 11:10 am, there will be an Extraordinary General Stockholders’ Meeting. Opening Quorum The Annual General Stockholders´ Meeting will be open on first call, with the attendance of Stockholders representing at least one-fourth (1/4) of voting capital (common shares), in accordance with Article 125, head provision, of Law No. 6404/76 (“Brazilian Corporate Law”). Members will vote on the proposed Amendments to the Bylaws at the Extraordinary General Stockholders´ Meeting, open on first call with the attendance of Stockholders representing at least two-thirds (2/3) of the voting capital (common shares), in accordance with Article 135, head provision, of the Brazilian Corporate Law. We clarify that in the case of insufficient quorum to open the aforementioned Meetings on first call, a new call by call notice will be disclosed on due course, and the Meeting will be held at least eight (8) days after such new call notice is published, in accordance with Article 124, paragraph 1, II, of the Brazilian Corporate Law. This Meeting will be opened on second call with any number of Stockholders holding common shares. Venue The Annual General Meeting and Extraordinary General Meeting will exclusively be held online and remotely. The link and access instructions will be provided by the Company to stockholders who have sent the documents below by April 24, 2022 to the email drinvest@itau-unibanco.com.br. a) Legal entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: a digital copy of the ID document bearing the Stockholder’s picture. Call notice The Call notice included in item 5 hereof will be published on March 26, 28 and 29 2022 in the O Estado de S. Paulo newspaper. It will also available on the Company’s Investor Relations website (www.itau.com.br/ relacoes-com-investidores). Documents available to stockholders The Management Report on business and major administrative facts of the year, a copy of the financial statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), the Independent Auditors’ Report, the opinion of the Supervisory Council and a copy of the summary of the Audit Committee Report were all published on February 24, 2022 in the O Estado de S. Paulo newspaper (printed version: pages B5 to B11 and digital: pages 01 to 24 of the IR Section). Additionally, the financial statements prepared under the international financial reporting standards (IFRS) were also made available by the Company on February 10, 2022 on the websites of CVM and of the Company’s Investor Relations (www.itau. com.br/relacoes-com-investidores). To present the proposals, accompanied by their rationale, to be voted on at the Stockholders’ Meetings, the information listed in Article 9 of CVM Instruction No. 481/09 is also made available by the Company on the websites of CVM and the Company’s Investor Relations (www.itau. com.br/relacoes-com-investidores) at Announcements to the Market General Stockholders’ Meetings. Proxies To assist Stockholders who decide to take part in the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting represented by proxies, we present Attachments: VII—A “Proxy template for holders of common shares”; and VII – B “Proxy template for holders of preferred shares”. The Company will otherwise provide three (3) proxies suited to represent Stockholders at the Meetings, who will vote in strict accordance with the voting instruction given by Stockholders, as shown in Attachment VII—C “Proxy Template for proxies provided by the Company (for holders of common shares)”, and Attachment VII – D “Proxy Template for proxies provided by the Company (for holders of preferred shares)”. Please find information about the proxy request, in accordance with Attachment 23 to CVM Instruction No. 481/09, in Attachment VII – E hereto. To facilitate the running of the General Stockholders´ Meetings, the Company suggests that Stockholders represented by proxies send a copy of the selected proxy and other documents listed in the Call Notice up to 12:00 pm Brasilia time of April 20, 2022 by either email: drinvest@itau-unibanco.com.br or mail/courier to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar—Parque Jabaquara, São Paulo (SP)—CEP 04344-902 Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 6

Remote voting form The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No. 481/09, as amended, as well as the best market practices. Accordingly, Stockholders willing to vote through the remote voting form may forward their voting instruction concerning the proposals to be voted on at the Meeting by remote voting form sent directly to the Company; or by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Stockholders choosing to exercise their remote voting rights may do so by forwarding the documentation below directly to the Company via email drinvest@itau-unibanco.com.br by April 19, 2022: (i) the voting form duly filled, initialized and signed (signature notarized by a public notary’s office, consularization or a sworn translation of documents in foreign languages not required); and (ii) ID document—for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a certified copy of the ID document bearing the stockholders’ picture. Documents issued abroad must be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify Stockholders that it has received and accepted these documents, in accordance with CVM Instruction No. 481/09. This information will be sent to Stockholders at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. 3003-9285 (capital cities and metropolitan areas) 0800 7209285 (other locations) Client Service opens on business days from 9:00 am to 6:00 pm. Email: atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by April 19, 2022, unless otherwise indicated by the latter. Information about the election of members to the Board of Directors In accordance with Brazilian Corporate Law, the election of the members to the Board of Directors may be carried out based on the majority of votes, multiple voting or separate voting processes. As these different voting procedures may impact the definition of the number of Board members, and aimed at the better understanding of the dynamics of this election, the voting processes are detailed below: i) Multiple voting process In accordance with CVM Instructions No. 165/91 and No. 282/98, for the adoption of a multiple voting process for election of members to the Company’s Board of Directors, these requesting Stockholders should represent at least five percent (5%) of voting capital. In accordance with Article 141, paragraph 1, of the Brazilian Corporate Law, the option for adoption of the multiple voting process must be exercised by stockholders at least forty-eight hours (48) before the Stockholder’s Meeting, and the presiding officers of said Stockholders’ Meeting must inform stockholders in advance, based on the “Attendance Book”, of the number of votes required for the election of each member to the Board of Directors. In any case, it is important to note that the multiple voting process should be requested as early as possible, to make it easier for the company to make the required arrangements and the Stockholders to attend the meeting. Once the multiple voting process is adopted, the votes cast by Stockholders who, via remote voting form, have opted to “ABSTAIN” with respect to the ‘distribution in advance of votes cast in the candidates informed in that voting form’, will be deemed as ‘abstention’ with respect to the corresponding resolution at the Meeting. Therefore, the votes cast by such Stockholders will not be included in the resolution quorum and consequently these Stockholders will not take part in the election of members to the Board of Directors. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 7

ii) Separate voting process In accordance with Article 141, paragraph 4, of the Brazilian Corporate Law, the following groups of Stockholders (other than controlling stockholders) are entitled to elect, by separate voting, one (1) member to the Board of Directors: (a) holders of at least 15% of total voting shares, as provided for in Article 141, paragraph 4, item I; (b) holders of non-voting preferred shares representing at least 10% of capital stock, as provided for in Article 141, paragraph 4, item II; or (c) if the aforementioned quorum is not achieved, common and preferred minority stockholders may add up their interests to hold at least 10% of capital stock, as provided for in Article 141, paragraph 5, of the Brazilian Corporate Law. Only Stockholders able to confirm the uninterrupted ownership of the required stockholding interest for at least three (3) months immediately prior to the General Stockholders’ Meeting date will be entitled to exercise the separate voting right, in accordance with Article 141, paragraph 6 of the Brazilian Corporate Law. Eligibility criteria for nominating candidates Stockholders willing to nominate candidates for the Board of Directors or the Supervisory Council should submit the required evidence that meets the minimum eligibility criteria for the position, in accordance with the Brazilian Corporate Law, Regulation Attachment II to Resolution No. 4,122/12 of the National Monetary Council (“CMN”) and CVM Instruction No. 367/02. In order for the General Stockholders’ Meeting to run smoothly and to provide a previous analysis of the eligibility of these candidates, we suggest that documentation be submitted to the Company by April 12, 2022. Conflicts of interest While the General Stockholders’ Meeting is being held, attending Stockholders are to speak up on any possible conflicts of interest over any matter under discussion or resolution, in which their independence may be compromised, as it is done at meetings of the Company’s management and inspection bodies. Any attending Stockholder aware of any conflicting situation regarding another Stockholder and the matter subject to resolution must speak up thereon. When a conflict of interest is brought into light, the conflicted Stockholder should abstain from taking part in the resolution of the related matter. If the conflicted stockholder refuses to abstain from taking part in the resolution, the Chair of the General Stockholders’ Meeting will determine that the conflicted votes cast be annulled, even if it is to occur after the meeting. Communication channel with the Board of Directors Last but not least we highlight that Stockholders may send suggestions, criticisms or questions directly to the Board of Directors by clicking the link “Contact IR” on our Investor Relations website (www. itau.com.br/relacoes-com-investidores). In the field “Subject”, the stockholder should select the option “Recommendations to the Board of Directors to Stockholders’ Meeting”. 5. Call Notice ANNUAL AND EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETINGS The stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to attend the Annual and Extraordinary General Stockholders’ Meetings to be exclusively held online on April 26, 2022, at 11:00 a.m. and 11:10 a.m., respectively, with the purpose to: Annual General Stockholders’ Meeting – 11:00 a.m. 1. take cognizance of the Management Report and the Report of Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee and to examine, for resolution, the Financial Statements for the fiscal year ended December 31, 2021; 2. resolve on the allocation of profit for the year; 3. define the number of members that will comprise the Board of Directors and elect the members to the Board of Directors and the Supervisory Council for the next annual term of office. In accordance with the Brazilian Securities and Exchange Commission (“CVM”) Instructions No. 165/91 and No. 282/98, for the adoption of a multiple voting process for election of members to the Company’s Board of Directors, the requesting stockholders must represent at least five percent (5%) of voting capital; and 4. resolve on the amount to be allocated for overall compensation of the members of the Board of Directors and the Board of Executive Officers, as well as the compensation of the Supervisory Council members. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 8

Extraordinary General Stockholders’ Meeting – 11:10 a.m. 1. amend the Bylaws, as follows: (a) in item 6.8, V, set the period of twenty one (21) days in advance to call the Company’s General Stockholders’ Meeting; (b) in items 7.1, 7.1.1, 7.1.3, 7.1.4 and 7.1.5, adjust the wording of the composition and term of office of the Audit Committee members; and (c) in article 10, improve the wording of the rule of the Company’s representation; 2. consolidate the Bylaws, by including the amendments mentioned in item “1” above; and 3. update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of stock to management members and employees of the Company and its direct or indirect controlled companies. The full description of the matters proposed, as well as their justification, is found in the General Stockholders’ Meetings’ Manual. The documents to be reviewed at the Stockholders’ Meeting are available to stockholders on the Company’s Investor Relations website (www.itau.com.br/relacoes-com-investidores), as well as on the web-sites of the CVM (www.cvm.gov.br) and the B3 – Brasil, Bolsa, Balcão (www.b3.com.br) Stockholders may also request a copy of these documents via email ri@itau-unibanco.com.br. The Meetings will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by April 23, 2022, to email drinvest@itau-unibanco.com.br: a) Legal Entities: a notarized copy of the articles of association/ bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: A digital copy of the ID document bearing the stockholder’s picture. Stockholders may be represented at the Stockholders’ Meetings by a proxy, in accordance with Article 126 of Law No. 6,404/76, provided that this proxy sends their identity document and the documents listed below evidencing the validity of their proxy (we require that any documents issued abroad be consularized or apostilled and be accompanied by the respective sworn translation). We clarify that it is not mandatory that the representative of the legal entity stockholder be a stockholder, a Company’s management member or a lawyer. a) Legal Entities: a notarized copy of the articles of incorporation/ bylaws of the legal entity represented, proof of election of management members and the corresponding proxy with signature notarized by a notary’s office. b) Individuals: a proxy with signature notarized by a public notary’s office. To facilitate the running of the General Stockholders´ Meeting, the Company recommends that stockholders represented by proxies send a copy of the documents listed above up to April 23, 2022 to email drinvest@itau-unibanco.com.br. To encourage stockholders to participate in General Stockholders’ Meetings, the Company has implemented a remote voting system, in accordance with CVM Instruction No. 481/09, as amended, making it possible for remote voting forms to be sent (i) directly to the Company, or (ii) to the stockholders’ custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution engaged by the Company to provide bookkeeping services, according to the procedures outlined in the General Stockholders’ Meeting’s Manual. São Paulo (SP), March 25, 2022. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence 6. Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting At the Annual General Stockholders’ Meeting I. Balance Sheets, other Financial Statements and Notes to the Financial Statements for the fiscal year ended December 31, 2021. The Management Report was released together with the Financial Statements prepared in accordance with Brazilian generally accepted accounting practices (Brazilian GAAP), having been approved by the Board of Directors at its meeting of February 10, 2022 and made available on that date on the websites of the Brazilian Securities and Exchange Commission (“CVM”) and of the Company’s Investor Relations (www.itau.com. br/relacoes-com-investidores). Additionally, this document was published on February 24, 2022 in O Estado de S. Paulo (printed version: pages B5 to B11 and digital version: pages 01 to 24 of the IR Section). II. Allocation of Net Income for 2021. The Company recorded net income for 2021 in the amount of twenty-six billion, two hundred thirty-five million, nine hundred ninety-three thousand, sixty Brazilian reais and fifty-five cents (R$26,235,993,060.55), according to the statement of income made available on February 10, 2022 on the websites of the Company (www.itau.com.br/relacoes-com-investidores), which was published together with the Financial Statements on February 24, 2022 in O Estado de S. Paulo newspaper (printed version: pages B5 to B11 and digital version: pages 01 to 24 of the IR Section). Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 9

Considering the determination of said income, according to the Financial Statements, the following allocation is proposed: (a) one billion, three hundred eleven million, seven hundred ninety-nine thousand, six hundred fifty-three Brazilian reais and three cents (R$1,311,799,653.03) to the Legal Reserve; and (b) seven billion, seventy-two million, ninety-five thousand, one hundred ninety-nine Brazilian reais and ninety-five cents (R$7.072.095.199,96), gross, for payment of dividends and interest on capital, in accordance with Article 9 of Law No. 9249/95, and it should be stressed that such payment was made in full. It is also proposed the allocation of seventeen billion, eight hundred fifty-two million, ninety-eight thousand, two hundred seven Brazil-ian reais and fifty-six cents (R$17.852.098.207,56) and one hundred million, two hundred sixty-three thousand, one hundred four Brazilian reais and one cent (R$100.263.104,01) to Statutory Revenue Reserves related to net income for the year and dividends and interest on capital prescribed over the year, respectively. The allocation of net income, as specified in Attachment 9-1-II to CVM Instruction No. 481/09, is found in Attachment I hereto. III. Definition of the number of members of the Board of Directors and election of members of the Board of Directors and the Fiscal Council for the next annual term of office. The majority Stockholder proposes that the Company’s Board of Directors be composed of twelve (12) positions for the next annual term of office, and up to one (1) additional position may be filled through a separate voting process, in accordance with Article 141, paragraph 4, of Brazilian Corporate Law. In view of the assessment of the Board of Directors and its individual members, the members’ good performance in the period, the constant attendance at the meetings, and the compliance with the eligibility criteria of the Company and its Policy for Nomination of Executives, the proposal is for the reelection of the following members: Alfredo Egydio Setubal, Ms. Ana Lúcia de Mattos Barretto Villela, and Messrs. Candi-do Botelho Bracher, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Pedro Luiz Bodin de Moraes, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal and for the election of Mr. Cesar Nivaldo Gon. In accordance with the Company’s Corporate Governance Policy, an independent director is construed as the Board member who has neither a commercial nor other relationship with the Company or with a company under the same control, or with the controlling stockholder or a member of the management body which could (i) give rise to a conflict of interest or (ii) impair their capacity and unbiased analysis or judgment. Accordingly, of the members nominated above to compose the Board of Directors, the following are deemed independent members: Messrs. Cesar Nivaldo Gon, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, and Ms. Maria Helena dos Santos Fernandes de Santana and Pedro Luiz Bodin de Moraes. Regarding the Fiscal Council, the majority Stockholder proposes that the following members be elected, namely Messrs. Gilberto Frussa and Eduardo Miyaki, as effective members, and reelected João Costa and Reinaldo Guerreiro, as alternate members, as all of them meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law. In addition to the members nominated by the majority Stockholder, non-voting preferred stockholders are entitled to elect one (1) effective member and their respective alternate in a separate voting process. Minority stockholders are entitled to the same right, provided that they represent ten percent (10%) or more of the voting shares on aggregate. Stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, as a preferred stockholder, has announced that it has put forward the nomination of two additional candidates for reelection: Artemio Bertholini as an effective member and Rene Gui-marães Andrich as his alternate, as both meet the eligibility criteria set forth in Article 162 of Brazilian Corporate Law. Without prejudice to the right of preferred stockholders and minority stockholders to elect, in a separate voting process, some members to sit on the Fiscal Council, as described above, the other stockholders with voting rights may elect new effective and alternate members, in any case, in a number equal to those elected under the aforementioned terms, plus one. Please find the detailed résumés of these candidates, as well as other information required by items 12.5 to 12.10 of Attachment 24 to CVM Instruction No. 480/09, in Attachment III hereto. IV. Definition of the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors, as well as the compensation of the members of Fiscal Council. With respect to fiscal year 2022, irrespective of the year in which amounts were effectively attributed, paid or recorded in the Company’s financial statements, the proposal is for the Annual General Stockholders’ Meeting to approve the overall amount of five hundred million Brazilian reais (R$500,000,000.00) for compensation of the Company’s management members (members of the Board of Executive Officers and the Board of Directors). With regard to the members of the Fiscal Council, it is proposed that the General Stockholders’ Meeting approve the individual monthly compensation of twenty-two thousand Brazilian reais (R$22,000.00) to effective members and nine thousand Brazilian reais (R$9,000.00) to alternate members. The compensation of the Supervisory Council members will be valid until the Annual General Stockholders’ Meeting of 2023 is held. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 10

These compensation amounts approved may be paid in local currency and in shares of the Company (as approved at the Extraordinary General Stockholders’ Meeting held on April 20, 2012). In accordance with CMN Resolution No. 3,921/2010 (“Resolution on Compensation”), variable compensation is consistent with the risk management policies of the Company and its controlled companies. Since fiscal year 2020, at least seventy percent (70%) of this compensation has been converted into Issuer’s preferred shares or stock-based instruments, with payment to management members to be deferred within at least three (3) years and then made in annual installments proportionally to the deferral period. Additionally, the Issuer has an institutional program referred to as Partners Program through which management members and employees with a history of outstanding contribution and differentiated performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). These parties are required to hold the ownership of these Own Shares, free of any liens or encumbrances, and meet other suspension conditions set forth in the Program Regulation for terms of three (3) and five (5) years counted from the initial investment to be entitled to a return on investment through the receipt of the Issuer’s preferred shares (“Partners Shares”), also within three (3) and five (5) years. These Partners Shares received as consideration remain unavailable for terms of five (5) and eight (8) years as from the initial investment in Own Shares. Considering the Company’s variable compensation deferral structure, in conformity with the Resolution on Compensation, the variable compensation amounts converted into shares for fiscal year 2021, to be effectively attributable in 2022, will be paid within a total deferral period of at least three (3) and at the most eight (8) years. These deferred amounts may be reduced or not paid in the event of a decrease in the realized recurring net income of the Company or the business area during the deferral period, except when such decrease or negative result arise from extraordinary unpredictable events outside the scope of the Itáu Unibanco Conglomerate, which also affect other financial institutions and are not related to the management members’ actions or inactions. The Compensation Committee may decide to reverse the deferred and unpaid portions of the compensation proportionally to the decrease in recurring net income realized by Itaú even for these cases. For calculating the overall compensation amount to be paid in shares, the calculation criterion to be applied will be the value of the Company’s preferred shares on B3 – Brasil, Bolsa, Balcão (“B3”) in 2022, the year in which compensation is effectively attributable, irrespective of the year set to be effectively paid or recorded in the Company’s financial statements. The stock-based compensation is subject to a specific threshold to limit the maximum dilution to which Stockholders are subject. This threshold is included in the Stock Grant Plan, which was submitted for formalization and approval from Stockholders at the Annual and Extraordinary General Stockholders’ Meeting of April 19, 2017, the update of which will be resolved on at the Stockholders’ Meeting called for April 26, 2022. In addition to the amounts set at the General Stockholders’ Meeting, management members may receive Company’s profit sharing which, under the provisions of Article 152, paragraph 1, of Brazilian Corporate Law, is limited to either the annual compensation of management members or ten percent (10%) of the Company’s net income, whichever is lower. The proposal for Compensation of Management Members, as specified in Item 13 of Attachment 24 to CVM Instruction No. 480/09, is contained in Attachment IV to this document. At the Extraordinary General Stockholders’ Meeting V. Amendment to the Bylaws in order to: Adjust (i) item 6.8, V, to provide for the term of 21 days in advance to call the Company’s General Stockholders’ Meeting; (ii) items 7.1, 7.1.1, 7.1.3, 7.1.4 and 7.1.5, to adjust the wording of the composition and term of office of the Audit Committee members in order to comply with CMN Resolution No. 4910/21, including independence criteria; and (iii) Article 10, to improve the wording of the representation rule for the Company, according to which two officers may jointly represent the Company, and it is certain that whenever the amount involved in the transaction is higher than R$ 500 million, at least one of these officers must be the Chief Executive Officer or another Officer who is a member of the Executive Committee, and this rule is valid to: assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act. VI. Consolidation of the Bylaws with the amendments mentioned in item “V” above. A copy of the consolidated Bylaws containing the proposed inclusions duly highlighted can be found in Attachment V hereto, as well as a report detailing the origin and justification for these proposed amendments with an analysis of their legal and economic effects, in accordance with Article 11 of CVM Instruction No. 481/09. VII. Update of the Stock Grant Plan Update the Stock Grant Plan, which consolidates the general rules of long-term incentive programs involving the granting of stock to management members and employees of the Company and its direct or indirect controlled companies, as stated in Attachment VI hereto. Itaú Unibanco Holding S.A. General Stockholders’ Meeting Manual 11

ATTACHMENTS

ATTACHMENT I ATTACHMENT 9-1-II OF CVM INSTRUCTION No. 481/09—PROPOSAL FOR THE ALLOCATION OF EARNINGS Allocation of Profit We propose that profit for the year reported in the financial statements of December 31, 2021 according to the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank of Brazil (BACEN), in the amount of R$26,235,993,060.55, is allocated as follows: (a) R$1,311,799,653.03 to the Legal Reserve; and R$ 7,072,095,199.96 for the payment of dividends and interest on capital, as permitted by Article 9 of Law No. 9,249/95. We also propose that R$17,852,098,207.56 and R$100,263,104.01 be allocated to the Statutory Revenue Reserves, related to profit for the year and dividends and interest on capital determined during the year, respectively. We inform that all data reported, except when otherwise indicated, refers to individual data of Itaú Unibanco Holding. We make monthly payments of dividends and interest on capital based on the stockholding position on the last working day of the previous month, on the first working day of the subsequent month and, occasionally, at the discretion of the Board of Directors, additional payments (semiannually), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding the semiannual payments, management verifies the existing earnings, determines the amount of dividends that should be distributed as mandatory, calculates the monthly amount already declared and, finally, estimates the balance payable of mandatory minimum dividends. As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited to the mandatory dividend amount, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. For further information, please see the items below, which were prepared in compliance with the requirements in Attachment 9-1-II of CVM Instruction No. 481/09. 1. Inform profit for the year R$26,235,993,060.55. 2. Inform the total and per share amount of dividends, including advance dividends and interest on capital already declared The total amount distributed as advance dividends and interest on capital was R$ 7,072,095,199.96 (gross), of which R$ 6,231,210,677.93 is net of taxes. The total amount corresponds to the percentage of profit indicated in item 3 below. Therefore, a proposal will be submitted to the General Stockholders’ Meeting for the ratification of the declarations and distributions already made and no new declarations will be proposed. Net amount per share: R$0.6372. The payment of dividends is tax-free for all stockholders. The payment of interest on capital to stockholders, including holders of American Depositary Receipts (ADRs), whether Brazilian residents or not, is subject to withholding income tax in Brazil at the rate of 15%, or of 25% to stockholders that are resident or domiciled in a tax-haven jurisdiction or a jurisdiction under a privileged tax regime. Stockholders that can prove they are exempt are not subject to this withholding tax. 3. Inform the percentage of distributed profit for the year The net amount distributed as dividends and interest on capital corresponds to 25% of profit for the year adjusted by the amount allocated to the legal reserve. 4. Inform the total and per share amount of distributed dividends based on profit for prior years Not applicable. 5. Deducted by any advance dividends and interest on capital already declared, please inform: p.13

a. The gross amount of dividends and interest on capital, separately, per share type and class No proposal will be submitted to the General Stockholders’ Meeting for the declaration of dividends or interest on capital in addition to those already declared. b. The method and term of payment of dividends and interest on capital As mentioned in subitem “a” of this item, the mandatory dividend and interest on capital related to 2021 have been fully declared by the Board of Directors and paid to stockholders and no new declaration will be proposed to the General Stockholders’ Meeting. The payment dates are shown in item 6 of this document. Stockholders can receive the amounts due as follows: • Holders of ADRs: The payment is made directly to the depository bank abroad (Bank of New York Mellon), which is responsible for transferring it to its holders. • Duly registered stockholders who hold current accounts with Itaú Unibanco S.A.: The payment is made through direct credit to the respective current accounts. • Stockholders who hold current accounts with other banks that have already provided information on their bank/branch/current account: The payment is made through an electronic funds transfer, according to the respective amounts. • Stockholders whose shares are deposited in fiduciary custody of B3 – Brasil, Bolsa, Balcão: The payment is made directly to B3 – Brasil, Bolsa, Balcão by means of B3’s Central Depository, which is responsible for transferring it to stockholders through deposit brokers. • Holders of bearer shares not yet converted into book-entry shares: The payment is made after the delivery of the corresponding certificates for the mandatory conversion. c. Any adjustment and interest on dividends and interest on capital Not applicable. d. Date of the declaration of payment of dividends and interest on capital considered for the identification of stockholders that will be entitled to receive them See subitem “a”. p.14

6. Inform the amounts of dividends or interest on capital already declared and the date of the respective payments

Dividends and interest on capital paid							
Year	Base period	Stockholding position	Payment date	Type of event	Payment (R$ per share)		Total net amount per share
					Par value	Net	
2022	February	01.31.2022	03.02.2022	Interest on capital	0.01765	0.015	
	January	12.30.2021	02.01.2022	Interest on capital	0.01765	0.015	
2021	Interest on capital	02.21.2022	03.11.2022	Interest on capital	0.01366	0.011611	0.6372
	Interest on capital	11.19.2021	03.11.2022	Interest on capital	0.264551	0.224868	
	December	11.30.2021	01.03.2022	Interest on capital	0.01765	0.015	
	November	10.29.2021	12.01.2021	Interest on capital	0.01765	0.015	
	October	09.30.2021	11.01.2021	Dividends	0.015	0.015	
	September	08.31.2021	10.01.2021	Dividends	0.015	0.015	
	August	07.30.2021	09.01.2021	Dividends	0.015	0.015	
	Interest on capital	08.13.2021	08.26.2021	Interest on capital	0.10384	0.088264	
	July	06.30.2021	08.02.2021	Dividends	0.015	0.015	
	June	05.31.2021	07.01.2021	Dividends	0.015	0.015	
	Interest on capital	05.24.2021	08.26.2021	Interest on capital	0.04874	0.041429	
	May	04.30.2021	06.01.2021	Dividends	0.015	0.015	
	Interest on capital	04.27.2021	08.26.2021	Interest on capital	0.05648	0.048008	
	April	03.31.2021	05.03.2021	Dividends	0.015	0.015	
	Interest on capital	03.25.2021	08.26.2021	Interest on capital	0.05064	0.043044	
	March	02.26.2021	04.01.2021	Dividends	0.015	0.015	
	February	01.29.2021	03.01.2021	Dividends	0.015	0.015	
	January	12.30.2020	02.01.2021	Dividends	0.015	0.015	

Payment of dividends scheduled for 2022					
Base period	Stockholding position	Payment date	Type of event	Payment (R$ per share)	
				Par value	Net
March	02.25.2022	04.01.2022	Interest on capital	0.01765	0.015
April	03.31.2022	05.02.2022	Interest on capital	0.01765	0.015
May	04.29.2022	06.01.2022	Interest on capital	0.01765	0.015
June	05.31.2022	07.01.2022	Interest on capital	0.01765	0.015
July	06.30.2022	08.01.2022	Interest on capital	0.01765	0.015
August	07.29.2022	09.01.2022	Interest on capital	0.01765	0.015
September	08.31.2022	10.03.2022	Interest on capital	0.01765	0.015
October	09.30.2022	11.01.2022	Interest on capital	0.01765	0.015
November	10.31.2022	12.01.2022	Interest on capital	0.01765	0.015
December	11.30.2022	01.02.2023	Interest on capital	0.01765	0.015

7. Provide a comparative table indicating the following per share amounts by type and class:

a. Profit for the year and the previous three (3) years

			R$
	2021	2020	2019
Profit	26,235,993,060.55	18,961,071,869.75	26,711,679,555.39
Earnings per share	2.68	1.94	2.74

In the calculation of earnings per share, profit is divided by the weighted average number of shares outstanding at the end of the year.

b. Dividends and interest on capital distributed in the previous three (3) years

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R$ 2021 2020 2019 Common shares 0.6372 0.4614 1.9270 Preferred shares 0.6372 0.4614 1.9270 For the calculation of dividends/interest on capital per share, the dividend/interest on capital amount is divided by the number of shares outstanding on the date of the shareholding position determined for each payment. 8. In the event of any allocation of earnings to the legal reserve a. Inform the amount allocated to the legal reserve R$1,311,799,653.03. b. Describe the calculation method of the legal reserve Under the terms of Article 193 of Brazilian Corporate Law and item 13.1 of our Bylaws, five percent (5%) was allocated for setting up the Legal Reserve, which shall not exceed twenty percent (20%) of the capital. 9. In the event the company has preferred shares entitled to fixed or minimum dividends a. Describe the calculation method of fixed or minimum dividends Annual minimum dividend of R$0.022 per share, adjusted in the event of a split or reverse split of shares. b. Inform whether the earnings for the year is sufficient for the full payment of fixed or minimum dividends Profit for the year was sufficient for the full payment of the minimum dividends. c. Identify whether any unpaid portion is cumulative Minimum dividends are not cumulative. d. Inform the total amount of fixed or minimum dividends paid to each class of preferred shares We do not have different classes of preferred shares. The total amount of minimum dividends statutorily established for our preferred shares was R$106,075,205.81. e. Identify any fixed or minimum dividends paid per preferred share of each class We do not have different classes of preferred shares. 10. With respect to the mandatory dividends a. Describe the calculation method provided for in the Bylaws Stockholders are entitled to receive as mandatory dividend, in each year, the minimum amount of twenty five percent (25%) of profit determined in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of item I of Article 202 of Brazilian Corporate Law and in compliance with items II and III of the same legal provision. b. Inform whether it was fully paid The mandatory dividend will be fully paid in accordance with item 6 above. c. Inform any possibly retained amount There were no retained amounts. 11. In the event of any mandatory dividend retained due to the company’s financial position There were no retained mandatory dividends. p.16

12. In the event of any allocation of profit to the contingency reserve There was no allocation of profit to the contingency reserve. 13. In the event of any allocation of profit to the unrealized revenue reserve There was no allocation of profit to the unrealized revenue reserve. 14. In the event of any allocation of profit to the statutory reserves a. Describe the statutory clauses that establish the reserve Upon proposal of the Board of Directors, the General Stockholders’ Meeting may resolve upon establishing the Statutory Revenue Reserve, which will be limited to 100% of the value of the capital and its purpose is to ensure funds for the payment of dividends, including interest on capital or its advance payments, aimed at maintaining a payment flow to stockholders, and its balance may also be used as follows: (i) redemption, reimbursement or share buyback operations, in accordance with legislation in force; and (ii) capital increase, including by means of new share bonuses. The Reserve will be composed of funds: a) equivalent to up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends; (b) equivalent to up to 100% of the realized portion of the Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior-year adjustments, recorded as retained earnings; and (d) arising from the credit corresponding to the advance dividend. The balance of this reserve, together with the balance of the Legal Reserve, may not exceed the amount of capital, in accordance with Law No. 6,404/76. b. Amount allocated to the statutory reserves R$17,852,098,207.56 and R$100,263,104.01 to the Statutory Revenue Reserve, related to profit for the year and dividends and interest on capital determined during the year, respectively. c. Calculation method of the amount allocated to the reserve The calculation method follows the provisions in the Bylaws, allocating up to 100% of profit for the year, adjusted in accordance with Article 202 of Law No. 6,404/76, always observing the stockholders’ right to mandatory dividends. 15. In the event that any retention of profit is provided for in capital budget There was no retention of profit. 16. In the case of any allocation of profit to the reserve for tax incentives There was no allocation of profit to the reserve for tax incentives. p.17

ATTACHMENT II

ITEM 10 – EXECUTIVE OFFICERS' COMMENTS

10.1. Executive officers should comment on:

a) Financial and equity positions in general

The financial information found in item 10 (Executive Officers' Comments) has been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and applicable to operations and business. On January 1, 2018 accounting standard IFRS 9 became effective replacing IAS 39 in the treatment of financial instruments. This new standard is structured to contemplate the pillars of classification, measurement and impairment of financial assets and has been retrospectively applied by Itaú Unibanco Holding. One of the key points concerns the approach to losses occurred. On IFRS 9, credit losses recognized are those expected rather than incurred.

Balance Sheet

We present below our summarized balance sheet as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Assets	As of December 31,		Variation	
	2021	2020	R$ million	%
	(In millions of R$)			
Cash	44,512	46,224	(1,712)	(3.7)
Financial assets at amortized cost	1,375,782	1,275,799	99,983	7.8
Compulsory deposits in the Central Bank of Brazil	104,592	90,059	14,533	16.1
Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and Voluntary Investments with the Central Bank of Brazil	393,206	425,432	(32,226)	(7.6)
Loan and lease operations portfolio	822,590	714,104	108,486	15.2
Other financial assets	96,473	93,255	3,218	3.5
(-) Provision for Expected Loss	(41,079)	(47,051)	5,972	(12.7)
Financial assets at fair value through other comprehensive income	105,622	109,942	(4,320)	(3.9)
Financial assets at fair value through profit or loss	434,169	465,581	(31,412)	(6.7)
Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets, assets held for sale and other assets	50,688	55,610	(4,922)	(8.9)
Tax assets	58,433	66,095	(7,662)	(11.6)
Total assets	**2,069,206**	**2,019,251**	**49,955**	**2.5**

December 31, 2021 compared to December 31, 2020.

Total assets increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial assets at amortized cost. This result is further described below:

Financial assets at amortized cost increased by R$99,983 million, or 7.8%, as of December 31, 2021, compared to December 31, 2020, mainly due to an increase in our loan and lease operations portfolio, partially offset by a decrease in interbank deposits, securities purchased under agreements to resell and securities at amortized cost.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost and Voluntary Investments with the Central Bank of Brazil decreased by R$32,226 million, or 7.6%, as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$70,225 million in securities purchased under agreements to resell due to an increase in our loan portfolio, especially in mortgage loans.

Please see "Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell" to our audited consolidated financial statements for further details.

Loan and lease operations portfolio increased by R$108,486 million, or 15.2%, as of December 31, 2021, compared to December 31, 2020, mainly due to the following increases:

(i) 30.2% in our individuals loan portfolio. We reached a historic high in mortgage loans, which increased by 55.6% for the individual's segment. There was also an increase in our credit card portfolio, driven by the

p.18

higher household consumption, in addition to the commercial strategy that provides a card for each client's profile, thus providing a full shelf of cards, which increased by 29.6%. Credit origination increased by (i) 30.2% in the individual's portfolio during the year ended December 30, 2021 compared to the year ended December 31, 2020; and

(ii) 23.0% in our micro/small and medium businesses loan portfolio, mainly due to an increase in demand from our customers for working capital loans.

	As of December 31,				
	2021	2020	2019	2021 X 2020	2020 X 2019
		(R$ million)			
Individuals	**332,536**	**255,483**	**240,490**	**30.2%**	**6.2%**
Credit card	112,809	87,073	91,676	29.6%	(5.0%)
Personal loan	42,235	35,346	34,892	19.5%	1.3%
Payroll loans	63,416	55,508	49,608	14.2%	11.9%
Vehicles	29,621	23,290	18,968	27.2%	22.8%
Mortgage loans	84,455	54,266	45,346	55.6%	19.7%
Credit for legal entities	**285,004**	**256,476**	**191,522**	**11.1%**	**33.9%**
Corporate	135,034	134,521	105,302	0.4%	27.7%
Micro / Small and Medium Businesses	149,970	121,955	86,220	23.0%	41.4%
Foreign Loans Latin America	**205,050**	**202,145**	**153,779**	**1.4%**	**31.5%**
Total Loan operations and lease operations portfolio	**822,590**	**714,104**	**585,791**	**15.2%**	**21.9%**

Please see "Note 10 – Loan and Lease Operations" to our audited consolidated financial statements for further details.

Financial assets at fair value through other comprehensive income decreased by R$4,320 million, or 3.9% as of December 31, 2021 compared to December 31, 2020, mainly due to the decrease of R$4,208 million in abroad government securities, especially in Latin American countries other than Brazil.

Please see "Note 8 – Financial Assets at Fair Value Through Other Comprehensive Income – Securities" to our audited consolidated financial statements for further details.

Investments in associates and joint ventures, fixed assets, goodwill and intangible assets, assets held for sale and other assets decreased by R$4,922 million, or 8.9%, as of December 31, 2021 compared to December 31, 2020, mainly due to the R$9,449 million decrease in investments in associates and joint ventures driven by the effects of the partial spin-off of our interest in XP Inc. into a new company, XPart. XPart was incorporated on May 31, 2021, and as a result we no longer hold any equity interest in XP Inc. or in XPart, partially offset by the effect of R$2,422 million related to the acquisition of payroll management contracts of the Government of the State of Minas Gerais in July 2021.

Cash decreased by R$1,712 million, or 3.7%, as of December 31, 2021 compared to December 31, 2020, mainly due to a decrease in demand for liquidity, as well as the payment of R$6,267 million in dividends and interest on capital in the period.

We present below our summarized Balance Sheet – Liabilities and Stockholders' Equity as of December 31, 2021 and December 31, 2020. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

p.19

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of December 31,		Variation	
	2021	2020	R$ million	%
	(In millions of R$)			
Financial Liabilities	1,621,786	1,579,686	42,100	2.7
At Amortized Cost	1,553,107	1,495,641	57,466	3.8
Deposits	850,372	809,010	41,362	5.1
Securities sold under repurchase agreements	252,848	273,364	(20,516)	(7.5)
Interbank market funds, Institutional market funds and other financial liabilities	449,887	413,267	36,620	8.9
At Fair Value Through Profit or Loss	63,479	79,653	(16,174)	(20.3)
Provision for Expected Loss	5,200	4,392	808	18.4
Provision for insurance and private pensions	214,976	221,000	(6,024)	(2.7)
Provisions	19,592	19,819	(227)	(1.1)
Tax liabilities	6,246	5,710	536	9.4
Other liabilities	42,130	38,511	3,619	9.4
Total liabilities	**1,904,730**	**1,864,726**	**40,004**	**2.1**
Total stockholders' equity attributed to the owners of the parent company	**152,864**	**142,993**	**9,871**	**6.9**
Non-controlling interests	11,612	11,532	80	0.7
Total stockholders' equity	**164,476**	**154,525**	**9,951**	**6.4**
Total liabilities and stockholders' equity	**2,069,206**	**2,019,251**	**49,955**	**2.5**

Total liabilities and stockholders' equity increased by R$49,955 million, or 2.5%, as of December 31, 2021 compared to December 31, 2020, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$41,362 million as of December 31, 2021 compared to December 31, 2020, mainly due to an increase of R$ 23,311 million in demand deposits, R$11,131 million in savings deposits, and R$5,817 million in time deposits.

Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements decreased by R$20,516 million, or 7.5.%, as of December 31, 2021 compared to December 31, 2020, mainly due to a R$46,334 million decrease in assets received as collateral and R$22,637 million decrease in securities with right to sell This result was partially offset by an increase of R$48,455 million in assets especially government securities.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$36,620 million, or 8.9 %, as of December 31, 2021 compared to December 31, 2020, mainly due to the following increases: (i) R$26,427 million in real estate bills, mainly due to tax exemptions for individuals, and (ii) R$15,478 million in import and export financings, as this line item is directly affected by exchange rate fluctuations. This increase was partially offset by a decrease of R$19,530 million in financial bills as of December 31, 2021 compared to December 31, 2020.

Please see "Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds" to our audited consolidated financial statements for further details.

Financial liabilities at fair value through profit and loss decreased by R$16,174 million, or 20.3%, as of December 31, 2021, compared to December 31, 2020, mainly due to a R$16,301 million decrease in the balance of derivatives, both for our proprietary hedging strategy and that for our clients' operations. This decrease is related to a reduction in market volatility in 2021.

Please see "Note 6 – Derivatives" to our audited consolidated financial statements for further details.

Total Stockholders' equity attributable to the owners of the parent company increased by 6.9% as of December 31, 2021 compared to December 31, 2020, mainly due to a R$7,864 million increase in the net income attributable to owners of the parent company in the period as a result of the net income of R$26,760

p.20

million as of December 31, 2021, partially offset by the negative effect of R$9,985 million from the partial spin-off of our interest in XP Inc. into a new company, XPart, in May 2021 and the payment of R$6,267 million in dividends and interest on capital during the year ended December 31, 2021.

b) Capital structure

On December 31, 2021, capital stock is represented by 9,804,135,348 (9,804,135,348 on December 31, 2020) portfolio-entry shares with no par value, of which 4,958,290,359 (4,958,290,359 on December 31, 2020) are common and 4,845,844,989 (4,845,844,989 on December 31, 2020) are preferred shares with no voting rights but entitled to tag-along rights, in the event of a transfer of control, in the event of a public offering of shares, at a price equal to eighty percent (80%) of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock totals R$90,729 million (R$97,148 million on December 31, 2020).

In the past three fiscal years, Itaú Unibanco has kept the stake of third-party capital at levels deemed adequate, as follows:

In R$ Millions	12/31/2021	% of Total liabilities and stockholders' equity	12/31/2020	% of Total liabilities and stockholders' equity	12/31/2019	% of Total liabilities and stockholders' equity
Stockholder's equity (1)	164,476	7.9%	154,525	7.7%	149,465	9.1%
Third parties' capital (2)	1,904,730	92.1%	1,864,726	92.3%	1,488,016	90.9%
Total equity	**2,069,206**	**100%**	**2,019,251**	**100,0%**	**1,637,481**	**100,0%**

(1) Includes minority interest in subsidiaries
(2) Total liabilities excluding stockholders' equity

Capital-to-risk-weighted assets ratio

As of December 31, 2021, our Total Capital[1] reached R$169,797 million, an increase of R$18,553 million compared to December 31, 2020. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 14.7%, as of December 31, 2021, an increase of 20 basis points compared to 14.5% as of December 31, 2020, mainly due to the increase in net income for the period offset by the increase in our loan portfolio.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. We are within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2021, our Fixed Assets Ratio reached 16.9%, which presents a buffer of R$56,280 million.


12.9%
1.6%
11.3%
0.7%
-0.5%
-0.1%
13.0%
1.7%
11.3%
Tier I
Sep-21
Net Income in the quarter and Prudential Adjustments
Risk-Weighted Assets
Securities AFS - MtM
Tier I
Dec-21
Common Equity Tier I (CET I)
Additional Tier I (AT1)

Our Tier I ratio increased 10 basis points in relation to September 30, 2021 mainly due to an increase in net income in the period, partially offset by the increase in our loan portfolio.

Please see "Note 32 – Risk and Capital Management" of our audited consolidated financial statements for further details about regulatory capital.

[1] The Total Capital consists of the sum of three items, named: (i). Main Capital: the sum of capital stock, reserves and retained earnings, less deductions and prudential adjustments; (ii). Complementary Capital: composed of perpetual instruments that meet the eligibility requirements. Added to Main Principal, it makes up

p.21

Level I; and (iii). Level II: composed of subordinated debt instruments with defined maturity that meet the eligibility requirements. Added to Main and Complementary Capital, it makes up Total Capital. c) Payment capacity in relation to financial commitments assumed We ensure our full capacity to honor payments with respect to financial commitments assumed and we manage liquidity reserves by way of estimates of funds that will be available for investments, taking into account business continuity under normal conditions. Liquidity risk is controlled by a department independent from the business departments, and is responsible for defining the set-up of the reserve by proposing assumptions for the behavior of cash flows in different periods, proposing and monitoring liquidity risk limits consistent with the institution’s risk appetite, informing about any noncompliance, considering liquidity risks individually in countries where we operate, simulating the behavior of cash flows under stress conditions, assessing and reporting risks inherent in new products and transactions on a timely basis, and reporting information required by regulatory bodies. All activities are assessed by independent validation, internal controls and audit departments. Furthermore, and in accordance with CVM requirements and rules of the Central Bank of Brazil, we monthly deliver our Liquidity Risk Statements (DLR) to the Central Bank of Brazil, and the following items are regularly prepared and submitted to senior management for monitoring and decision support: • Different projects for the evolution of capacity; • Contingency plans for crisis situations; • Reports and graphs that describe risk positions; • Assessment of funding cost and alternative funding sources; • Monitoring the diversification of funding through constant control of funding sources, considering the type of investor and term, among other factors. The table below presents assets and liabilities based on remaining contractual terms, considering nondiscounted flows: Undiscounted future flows except for derivatives* In R$ Million (1) Over Financial Assets 0—30 days 31—365 days 366-720 days Total 720 days 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 2021 2020 2019 Cash and deposits on demand 44,512 46,224 30,367 — — — — — — 44,512 46,224 30,367 Interbank investments 195,260 234,755 69,756 32,238 43,276 151,497 4,535 6,273 1,444 1,670 1,092 1,191 233,703 285,396 223,888 Securities purchased under agreements to resell – Funded position (2) 32,435 44,743 26,797 — — — — — — — — — 32,435 44,743 26,797 Securities purchased under agreements to resell – Financed position 105,875 150,474 17,871 19,355 31,561 144,234 — — — — — — 125,230 182,035 162,105 Interbank deposits (4) 56,950 39,538 25,088 12,883 11,715 7,263 4,535 6,273 1,444 1,670 1,092 1,191 76,038 58,618 34,986 Securities 158,915 239,964 131,195 30,191 16,348 17,669 45,156 17,144 19,846 223,244 101,908 108,011 457,506 375,364 276,721 Government securities—available 145,989 226,615 111,487 453 393 300 483 379 302 6,737 5,779 4,763 153,662 233,166 116,852 Government securities – subject to repurchase commitments 1,337 93 7,744 13,446 3,905 6,616 27,132 6,749 12,445 35,575 15,132 25,366 77,490 25,879 52,171 Private securities—available 11,247 13,256 11,964 13,349 11,113 10,181 12,062 8,352 4,967 133,385 51,927 56,839 170,043 84,648 83,951 Private securities – subject to repurchase commitments 342 — — 2,943 937 572 5,479 1,664 2,132 47,547 29,070 21,043 56,311 31,671 23,747 Derivative financial instruments 15,492 17,634 6,998 17,924 17,502 10,959 8,826 6,478 5,355 26,803 34,890 18,542 69,045 76,504 41,854 Net Position 15,492 17,634 6,998 17,924 17,502 10,959 8,826 6,478 5,355 26,803 34,890 18,542 69,045 76,504 41,854 Swaps 1,820 4,064 107 3,803 2,952 4,039 7,341 5,117 4,464 25,050 33,886 17,848 38,014 46,019 26,458 Option 10,599 10,103 4,696 9,216 8,783 3,043 683 992 500 754 540 21,252 20,418 8,456 Forward operations (onshore) 1,595 1,323 940 1,513 757 1,207 3 5 15 — — 3,111 2,085 2,162 Other derivative financial instruments 1,478 2,144 1,255 3,392 5,010 2,670 799 364 376 999 464 477 6,668 7,982 4,778 Loan and lease operations portfolio (3) 77,663 60,896 63,401 282,913 236,173 197,090 135,840 114,523 93,203 315,004 317,492 236,982 811,420 729,084 590,676 Other financial assets — — — 144 6 — — — — — — — 157 6 —Total financial assets 491,842 599,473 301,717 363,410 313,305 377,215 194,362 144,418 119,848 566,729 455,382 364,726 1,616,343 1,512,578 1,163,506 (1) The assets portfolio does not include the balance of compulsory deposits in Central Bank, amounting to R$ 104,592 (R$ 90,059 em 12/31/2020) which release of funds is linked to the maturity of the liability portfolios.The amounts of PGBL and VGBL are not included in the assets portfolio because they are covered in Note 26 of the Consolidated Financial Statements. (2) Net of R$ 9,266 (R$ 11,119 em 12/31/2020), which securities are restricted to guarantee transactions at B3 S.A. and the Central Bank of Brazil. (3) Net of payment to merchants of R$ 92,011 (R$ 71,820 em 12/31/2020) and the amount of liabilities from transactions related to credit assignment R$ 1,004 (R$ 1,623 em 12/31/2020) . (4) Includes R$ 40,221 (R$ 32,477 em 12/31/2020) related to Compulsory Deposits w ith Central Banks of other countries. p.22

Undiscounted future flows except for derivatives*

In R$ Million

Financial Liabilities	0 - 30 days			31 - 365 days			365 - 720 days			Over 720 days			Total		
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019
Deposits	**397,416**	**369,957**	**266,690**	**96,669**	**145,085**	**69,367**	**95,397**	**36,258**	**20,555**	**350,792**	**344,261**	**211,531**	**940,274**	**895,561**	**568,143**
Demand deposits	158,116	**134,805**	82,306	-	-	-	-	-	-	-	-	-	158,116	**134,805**	82,306
Savings deposits	190,601	179,470	144,558	-	-	-	-	-	-	-	-	-	190,601	179,470	144,558
Time deposits	46,938	53,978	37,570	94,040	143,446	68,757	95,149	36,182	20,502	350,791	343,974	211,395	586,918	577,580	338,224
Interbank deposits	933	1,633	2,247	2,629	1,639	610	248	76	53	1	287	136	3,811	3,635	3,046
Other deposits	828	71	9	-	-	-	-	-	-	-	-	-	828	71	9
Compulsory deposits	**(44,124)**	**(36,337)**	**(38,576)**	**(12,461)**	**(16,874)**	**(14,067)**	**(11,797)**	**(4,412)**	**(4,110)**	**(36,210)**	**(32,436)**	**(34,495)**	**(104,592)**	**(90,059)**	**(91,248)**
Demand deposits	(12,012)	(6,926)	(4,412)	-	-	-	-	-	-	-	-	-	(12,012)	(6,926)	(4,412)
Savings deposits	(25,807)	(22,672)	(26,234)	-	-	-	-	-	-	-	-	-	(25,807)	(22,672)	(26,234)
Time deposits	(6,305)	(6,739)	(7,930)	(12,461)	(16,874)	(14,067)	(11,797)	(4,412)	(4,110)	(36,210)	(32,436)	(34,495)	(66,773)	(60,461)	(60,602)
Securities sold under repurchase agreements (1)	**265,184**	**260,846**	**246,499**	**5,615**	**5,024**	**6,509**	**7,020**	**5,183**	**5,218**	**5,943**	**22,591**	**17,585**	**283,762**	**293,644**	**275,811**
Funds from acceptances and issuance of securities (2)	**2,986**	**2,391**	**4,335**	**35,346**	**40,463**	**47,697**	**30,927**	**35,189**	**39,505**	**83,967**	**68,573**	**67,435**	**153,226**	**146,616**	**158,972**
Borrowings and onlending (3)	**9,875**	**11,891**	**6,368**	**71,278**	**64,735**	**65,182**	**9,491**	**6,239**	**6,259**	**12,868**	**6,388**	**7,462**	**103,512**	**89,253**	**85,271**
Subordinated Debt (4)	**55**	**6,797**	**251**	**27,857**	**8,428**	**6,594**	**16,282**	**28,994**	**11,794**	**48,969**	**45,762**	**53,745**	**93,163**	**89,981**	**72,384**
Derivative financial instruments	**7,153**	**16,791**	**6,653**	**23,799**	**19,674**	**12,196**	**8,596**	**6,895**	**9,458**	**23,656**	**36,145**	**19,521**	**63,204**	**79,505**	**47,828**
Net Position	**7,153**	**16,791**	**6,653**	**23,799**	**19,674**	**12,196**	**8,596**	**6,895**	**9,458**	**23,656**	**36,145**	**19,521**	**63,204**	**79,505**	**47,828**
Swaps	1,562	7,344	326	3,970	3,612	5,218	6,944	5,573	8,349	22,170	35,260	19,034	34,646	51,789	32,927
Option	4,086	6,355	3,668	16,896	12,381	4,567	786	998	571	779	528	255	22,547	20,262	9,061
Forward operations (onshore)	762	892	753	-	13	1	-	-	-	-	-	-	762	905	754
Other derivative financial instruments	743	2,200	1,906	2,933	3,668	2,410	866	324	538	707	357	232	5,249	6,549	5,086
Other financial liabilities	-	-	-	158	5	-	-	-	-	3	-	-	161	5	-
Total financial liabilities	**638,545**	**632,336**	**492,220**	**248,261**	**266,540**	**193,478**	**155,916**	**114,346**	**88,679**	**489,988**	**491,284**	**342,784**	**1,532,710**	**1,504,506**	**1,117,161**

(1) Includes own and third parties' portfolios.

(2) Includes mortgage notes, real estate credit bills, agribusiness, financial bills and structured operations certificates recorded in interbank and institutional market funds and liabilities for issuance of debentures and foreign securities recorded in funds from institutional markets.

(3) Recorded in funds from interbank markets.

(4) Recorded in funds from institutional markets.

p.23

d) Sources of financing used for working capital and investments in non-current assets

The table below presents our average deposits and borrowings for the 12-month periods ended December 31, 2021 and 2020:

Deposits and Average Loans	12/31/2021		12/31/2020	
	Average balance	% of total funding	Average balance	% of total funding
	(In millions of R$, except percentages)			
Interest-bearing liabilities	**1,557,003**	**77.3%**	**1,487,359**	**78.4%**
Interest-bearing deposits	667,407	**33.1%**	569,449	30.0%
Savings deposits	184,469	**9.2%**	161,226	8.5%
Deposits from banks and time deposits	482,938	**24.0%**	408,223	21.5%
Securities sold under repurchase agreements	249,691	**12.4%**	287,212	15.1%
Commercial Papers	461,643	**22.9%**	482,066	25.4%
Interbank market debt and Institutional market debt	299,712	**14.9%**	307,600	16.2%
Interbank market debt	161,931	**8.0%**	174,466	9.2%
Institutional market debt	137,781	**6.8%**	133,135	7.0%
Reserves for insurance and private pension and Liabilities for capitalization plans	221,084	**11.0%**	220,274	11.6%
Other interest-bearing liabilities	119,109	**5.9%**	102,824	5.4%
Non-interest bearing liabilities	**300,039**	**14.9%**	**262,081**	**13.8%**
Non-interest bearing deposits	145,306	**7.2%**	112,519	5.9%
Other non-interest-bearing liabilities	154,733	**7.7%**	149,562	7.9%
Total stockholders' equity attributed to the owners of the parent company	**146,678**	**7.3%**	**135,087**	**7.1%**
Non-controlling interests	**11,577**	**0.6%**	**12,552**	**0.7%**
Total	**2,015,297**	**100.0%**	**1,897,080**	**100.0%**

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on-lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad. Please see "Note 15 – Deposits" to our audited consolidated financial statements for further details about funding.

We may from time to time seek to retire or purchase our outstanding debt, including our subordinated notes (subject to the approval of the Central Bank), and senior notes, through cash purchases in the open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. Notes repurchased may be held, cancelled or resold and any resale thereof will need to comply with applicable requirements or exemptions under the relevant securities laws.

Some of our long-term debt provides for acceleration of the outstanding principal balance upon the occurrence of specified events, which are events ordinarily found in long-term financing agreements. Up to December 31, 2021, none of these events, including any events of default or failure to satisfy financial covenants, have occurred.

Under Brazilian law, cash dividends may only be paid if the subsidiary paying such dividends has reported a profit in its financial statements. In addition, subsidiaries that are financial institutions are prohibited from making loans to Itaú Unibanco Holding, but they are allowed to make deposits in Itaú Unibanco Holding, which represent interbank certificates of deposit (Certificado de Depósito Interbancário). These restrictions have not had, and are not expected to have, a material impact on our ability to meet our cash obligations.

The table below presents the breakdown of our sources of funding on December 31, 2021, 2020 and 2019:

p.24

Breakdown of our sources of funding	2021	% of total funding	2020	% of total funding	2019	% of total funding
			(In million of R$, except percentages)			
Deposits	**850,372**	**59.9**	**809,010**	**58.8**	**507,060**	**48.6**
Demand deposits	158,116	11.1	134,805	9.8	82,306	7.9
Saving deposits	190,601	13.4	179,470	13.0	144,558	13.9
Time deposits	497,051	35.0	491,234	35.7	277,166	26.6
Interbank deposits	3,776	0.3	3,430	0.2	3,021	0.3
Other	828	0.1	71	0.0	9	0.0
Securities sold under repurchase agreement	**252,848**	**17.8**	**273,364**	**19.9**	**256,583**	**24.6**
Interbank market debt	**177,145**	**12.5**	**156,035**	**11.3**	**174,862**	**16.8**
Mortgage notes	30,998	2.2	11,029	0.8	4,320	0.4
Real estate credit bills	10,663	0.8	4,205	0.3	7,635	0.7
Agribusiness credit bills	13,701	1.0	14,285	1.0	21,204	2.0
Financial credit bills	24,059	1.7	43,589	3.2	65,433	6.3
Import and export financing	86,948	6.1	71,470	5.2	64,622	6.2
On lending-domestic	10,776	0.8	11,457	0.8	11,648	1.1
Institucional market debt	**138,636**	**9.8**	**138,308**	**10.0**	**104,244**	**10.0**
Subordinated debt	75,036	5.3	74,916	5.4	59,462	5.7
Foreign borrowings through securities	62,843	4.4	62,433	4.5	43,672	4.2
Structured Operations Certificates	757	0.1	959	0.1	1,110	0.1
Total	**1,419,001**	**100.0**	**1,376,717**	**100.0**	**1,042,749**	**100.0**

e) Sources of financing for working capital and investments in noncurrent assets intended to be used to cover liquidity deficiencies

Our Board of Directors determines our policy regarding liquidity risk management and establishes broad quantitative liquidity risk management limits in line with our risk appetite. The CSRML (Comitê Superior de Risco de Mercado e Liquidez), composed of members of senior management, is responsible for strategic liquidity risk management in line with the board-approved liquidity risk framework and risk appetite. In establishing our guidelines, the CSRML considers the liquidity implications of each market segment and product. Our institutional treasury unit is responsible for the day-to-day management of the Itaú Unibanco Group's liquidity profile, within the parameters set by our Board of Directors and the CSRML. This includes an oversight responsibility with respect to all business units operating outside of Brazil.

We maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries outside of Brazil. Our Brazilian operations include financial institutions in Brazil and the entities used by the Brazilian operations for funding and serving their clients abroad. Each of our subsidiary has its own treasury function with appropriate autonomy to manage liquidity according to local needs and regulations, while remaining in compliance with the liquidity limits established by our senior management. In general, there are rarely liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances (e.g., targeted capital increases).

National Monetary Council ("CMN") regulations establish capital conservation and countercyclical buffers for Brazilian financial institutions such as ourselves, and determines their minimum percentages as well as which sanctions and limitations will apply in case of non-compliance with such additional requirements.

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2021, 2020 and 2019:

p.25

Operational Liquidity Reserve	As of December 31,			2021 Average Balance[1]
	2021	2020	2019	
		(In millions of R$)		
Cash	44,512	46,224	30,367	42,433
Securities purchased under agreements to resell – Funded position [2]	32,436	44,743	26,797	38,095
Unencumbered government securities [3]	152,099	232,245	115,774	193,130
Operational reserve	**229,047**	**323,212**	**172,938**	**273,658**

(1) Average calculated based on audited quarter financial statements.
(2) Net of R$ 9,266 in 12/31/2021 (R$ 11,119 ate 12/31/2020 and R$ 8,544 at 12/31/2019), which securities are restricted to guarantee transactions at B3 S.A. – Brasil, Bolsa, Balcão (B3) and the Central Bank.
(3) Presente values are included as a results of the change in the reporting od future flows of assets that are now reported as future value as of September 2016.

Our management controls our liquidity reserves by projecting the resources that will be available for investment by our treasury department. The technique we employ involves the statistical projection of scenarios for our assets and liabilities, considering the liquidity profiles of our counterparties.

Short-term minimum liquidity limits are defined according to guidelines set by the CSRML. These limits aim to ensure that the Itaú Unibanco Group always has sufficient liquidity available to cover unforeseen market events. These limits are revised periodically, based on the projection of cash needs in a typical market situations (i.e., stress scenarios).

Management of liquidity makes it possible for us to simultaneously meet our operating requirements, protect our capital and exploit market opportunities. Our strategy is to maintain adequate liquidity to meet our present and future financial obligations and to capitalize on business opportunities as they arise.

We are exposed to effects of the disruptions and volatility in the global financial markets and the economies in those countries where we do business, especially Brazil. However, due to our stable sources of funding, which include a large deposit base, the large number of correspondent banks with which we have long-standing relationships, as well as facilities in place which enable us to access further funding when required, we have not historically experienced liquidity challenges, even during periods of disruption in the international financial markets.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the three-month period ended on December 31, 2021 and NSFR for the year ended on December 31, 2021.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank's liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily

p.26

average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

Liquidity Coverage Ratio	Three-month periods ended December 31, 2021	December 31, 2020
	Total Weighted Value (average)	
	(In millions of R$)	
Total High Liquidity Assets (HQLA)[1]	307,280	343,174
Cash Outflows[2]	341,053	309,652
Cash Inflows[3]	147,960	133,297
Total Net Cash Outflows	193,093	176,355
LCR%	159.1%	194.6%

(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.

(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2021 was 159.1% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds (ASF) for the end of each period to our required stable funds (RSF) for the end of each period.

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

Net Stable Funding Ratio	As of December 31, 2021	2020
	Total Ajusted Value	
	(In millions of R$)	
Total Available Stable Funding (ASF)[1]	1,016,989	956,033
Total Required Stable Funding (RSF)[2]	839,830	758,907
NSFR (%)	121.1%	126.0%

(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.

(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2021, our ASF totaled R$1,017.0 billion, mainly due to capital and Retail Banking and Wholesale Banking funding, and our RSF totaled R$839.8 billion, particularly due to loans and financing with Wholesale Banking and Retail Banking customers, central governments and transactions with central banks.

As of December 31, 2021, our NSFR was 121.1% and, accordingly, above Central Bank requirements.

f) Indebtedness ratios and characteristics of these debts, also describing:

I - Relevant loan and financing agreements

II - other long-term relationships with financial institutions

p.27

The Issuer has funding, borrowings and onlending as its main sources of financing, and a significant portion comes from the retail banking segment. Total funds from clients reached R$1,068.6 billion (R$1,022.5 billion on December 31, 2020 and R$715.3 billion on December 31, 2019), and noteworthy were time deposits. A significant portion of these funds – 37.9% of total or R$405.2 billion – is immediately available to the client. However, the historical behavior of the accumulated balance of the two largest items - demand deposits and savings - is relatively consistent: the sum of their balances grows over time and there is an excess of cash inflows over outflows when comparing the monthly averages of the flows. The table below shows the breakdown of funding with maturities of up to 30 days and total funds from clients.

R$ million

Funding from clients	12/31/2021			12/31/2020			12/31/2019		
	0-30 days	Total	%	0-30 days	Total	%	0-30 days	Total	%
Deposits	402,930	850,372	-	370,604	809,010	0	272,447	507,060	-
Demand deposits	158,116	158,116	14.8	134,805	134,805	13.2	82,306	82,306	11.5
Saving deposits	190,601	190,601	17.9	179,470	179,470	17.5	144,558	144,558	20.1
Time deposits	52,563	497,051	46.5	55,778	491,234	48.0	44,855	277,166	38.8
Other	1,650	4,604	0.4	551	3,501	0.3	728	3,030	0.4
Fund from acceptances and issurance of securities [(1)]	2,310	143,138	13.4	1,978	136,638	13.4	4,293	143,569	20.2
Funds from own issue [(2)]	-	21	-	218	1,985	0.2	235	5,258	0.7
Subordinated Debt	-	75,036	7.0	6,657	74,916	7.3	2	59,462	8.3
Total	**405,240**	**1,068,567**	**100.0**	**379,457**	**1,022,549**	**100.0**	**276,977**	**715,349**	**100.0**

(1) Includes mortgage notes, real estate credit bills, agribusiness, financial and structured operations certificates recorded in interbank market and debts and liabilities for issuance of debentures and foreign borrowing and securities recorded in funds from institutional markets.

(2) Refer to deposits received under repurchase agreements with securities from own issue.

III - Level of subordination between debts

In the case of judicial or extrajudicial liquidation of the Issuer, the several bankrupt estate creditors are paid according to priority. Particularly in relation to debt that comprise the Issuer's indebtedness, the following priority must be followed: secured debts, unsecured debts, subordinated debt eligible to make up Tier II of the Issuer's preferential Equity, and subordinated debt eligible to make up Tier I of the Issuer's Referential Equity. It is worth mentioning that creditors with secured debts are given priority in relation to others, up to the limit of the asset pledged in guarantee, but they are deemed unsecured creditors in relation to the amount exceeding such limit. Although no subordination exists between the many unsecured creditors or between the creditors of the same type of subordinated debt likewise, creditors with subordinated debt eligible to make up Tier II of the Issuer's Referential Equity are given priority in relation to creditors with subordinated debt eligible to make up Tier I of the Issuer's Referential Equity.

Funds raised with the issuance of subordinated debt securities are as follows:

p.28

Account balance Principal amount Name of security / currency Issue Maturity Return p.a (original currency) 12/31/2021 Subordinated financial bills—BRL 6 2011 2021 109.25% a 110.5% do CDI -2313 2012 2022 IPCA + 5.15% a 5.83% 6,380 20 2012 2022 IGPM + 4.63% 44 2146 2019 Perpétua 114% da SELIC 2,187 935 2019 Perpétua SELIC + 1.17% a 1.19% 976 50 2019 2028 CDI + 0.72% 55 2281 2019 2029 CDI + 0.75% 2,502 450 2020 2029 CDI + 2% 481 106 2020 2030 IPCA + 4.64% 125 1556 2020 2030 CDI + 2% 1,664 5488 2021 2031 CDI + 2% 5,651 Total 20,065 Subordinated euronotes—USD 1,000 2010 2021 5.75% — 1,042 2011 2021 5.75% a 6.2% — 550 2012 2021 6.2% — 2,592 2012 2022 5.5% a 5.65% 14,742 1,858 2012 2023 5.13% 10,432 1,250 2017 Perpétua 6.13% 6,997 750 2018 Perpétua 6.5% 4,262 750 2019 2029 4.5% 4,205 700 2020 Perpétua 4.6% 3,967 500 2021 2031 3.9% 2,804 Total 47,409 Subordinated bonus—CLP 27,776 1997 2022 7.45% a 8.30% 36 180,351 2008 2033 3.50% a 4.92% 1,423 97,962 2009 2035 4,75% 1,079 1,060,250 2010 2032 4,35% 106 1,060,250 2010 2035 3.90% a 3.96% 244 1,060,250 2010 2036 4,48% 1,160 1,060,250 2010 2038 3.93% 845 1,060,250 2010 2040 4.15% a 4.29% 651 1,060,250 2010 2042 4.45% 317 57,168 2014 2034 3.80% 414 Total 6,275 Subordinated bonus—COP 104,000 2013 2023 IPC + 2% 145 146,000 2013 2028 IPC + 2% 203 648,171 2014 2024 LIB 939 Total 1,287 Total 75,036 IV—Any restrictions imposed on the issuer, particularly in relation to indebtedness limits and raising of new debt, distribution of dividends, disposal of assets, issue of new securities and disposal of stockholding control, and whether the issuer complies with these restrictions. Itaú Unibanco Holding S.A. (or Issuer) set up a program to issue and distribute notes through certain financial intermediaries (“Program”) in March 2010. This Program, as currently existing, establishes that the Issuer itself, or its Cayman Islands branch, may issue senior or subordinated notes, the latter of which are eligible, according to its terms, to make up Tier I or Tier II of the Issuer’s Referential Equity (“Notes“) up to the limit of one hundred billion U.S. dollars (US$100,000,000,000.00). This Program contains financial covenants that determine the acceleration of the unpaid principal amount of the Notes upon the occurrence of certain events, also known as Events of Default, as it is ordinarily included in long-term financing contracts. The Events of Default applicable to the Senior Notes issued under the Program are: (i) nonpayment of financial obligations (principal and interest) due with respect of the Notes (nonpayment); (ii) noncompliance with other material obligations assumed under the corresponding Note other than a financial obligation to pay any amounts under the Notes (breach of other obligations); (iii) default of other debts assumed by Itaú Unibanco Holding S.A. or acceleration of other debts assumed by Itaú Unibanco Holding S.A. or its relevant subsidiaries (understood as those accounting for at least 10% of total consolidated assets disclosed in the latest annual balance sheet) at an amount equal to or greater than 0.8% of Itaú Unibanco Holding S.A’s regulatory capital (cross default); (iv) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency); and (v) any events that under Brazilian law have p.29 effects similar to those described in item (iv). The Events of Default applicable to the Subordinated Notes issued under the Program up to August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment); (ii) dissolution (provided that not related to a merger, takeover or recovery not involving bankruptcy or insolvency, in which all Itaú Unibanco Holding’s obligations are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding (dissolution and insolvency); and (iii) any events that under Brazilian law have effects similar to those described in item (ii). The Events of Default applicable to the Subordinated Notes issued under the Program after August 4, 2016 are described below. On August 4, 2016, the Program was amended to conform to the provisions of National Monetary Council (CMN) Resolution No. 4,192, of March 1, 2013 (revoked and replaced, as from January 2, 2022, by CMN Resolution No. 4,955, of October 21, 2021, but with no impact on the terms of the Program described below). Any Subordinated Notes issued after that date are subject to permanent termination in the following events: (i) the Issuer disclosing that its Core Capital is at a level lower than 5.125% (for Subordinated Notes eligible to make up Tier I of the Issuer’s Referential Equity) or 4.5% (for Subordinated Notes eligible to make up Tier II of the Issuer’s Referential Equity) of their risk-weighted assets (RWA); (ii) execution of a commitment to contribute funds to the Issuer, if the exception provided for in the heading of Article 28 of Supplementary Law No. 101, of May 4, 2000, occurs; (iii) the Central Bank of Brazil decides on either a special temporary administration or intervention in the Issuer; or (iv) the Central Bank of Brazil decides on the expiration of Subordinated Notes, according to the criteria set forth by the National Monetary Council. Additionally, the Subordinated Notes eligible to make up the Tier I of the Issuer’s Referential Equity provides for (i) the payment of related interest earned only through funds from profits and revenue reserves subject to distribution in the last calculation period; and (ii) the suspension of payment of any related interest earned (a) exceeding the amounts available for this purpose; (b) in the same proportion of the restriction imposed by the Central Bank of Brazil to the dividend distribution or other results related to shares eligible to the Issuer’s Core Capital; (c) in the same percentages of retention as the amount payable or distributable as (x) variable compensation to management members; and (y) dividends and interest on capital, in view of any insufficiency of Additional Core Capital. Regarding the aforementioned events, any interest of which payment is suspended will be deemed terminated. None of situations described above will be deemed an Event of Default or another factor giving rise to debt acceleration in any legal business in which the Issuer takes part. The Events of Default applicable to Subordinated Notes eligible to make up the Issuer’s Referential Equity issued after August 4, 2016 are as follows: (i) nonpayment of financial obligations (non-payment), even though its occurrence causes no acceleration of the outstanding balance of these Notes; (ii) dissolution (provided that not related to a corporate transaction in which all Itaú Unibanco Holding S.A.’s obligations under the Senior Notes are assumed by the successor), insolvency or bankruptcy of Itaú Unibanco Holding S.A. (dissolution and insolvency) and (iii) any events that under the Brazilian law have effects similar to those described in item (ii). By December 31, 2021, none of the aforementioned financial covenants have been breached nor there was any noncompliance with any financial obligation assumed under the Program. To date, the following issuances (the “Issuances“) have been completed in accordance with the Program: (i) First Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on April 15, 2010, settled on April 15, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ii) Second Issuance: Subordinated Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on September 23, 2010, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (iii) Third Issuance: Senior Notes amounting to five hundred million Reais (R$500,000,000.00) issued on November 23, 2010, settled on November 23, 2015; (iv) Reopening of the Second Issuance: Subordinated Notes amounting to two hundred and fifty million U.S. dollars (US$250,000,000.00) issued on January 31, 2011, settled on January 22, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the second issuance of Subordinated Notes and are the second series of the second issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in p.30 the first series and the Subordinated Notes issued in the second series of the second issuance share the same ISIN and CUSIP code and are fungible with each other; (v) Fourth Issuance: Subordinated Notes amounting to five hundred million U.S. dollars (US$500,000,000.00) issued on June 21, 2011, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange; (vi) Reopening of the Fourth Issuance: Subordinated Notes amounting to five hundred fifty million U.S. dollars (US$550.000.000,000) issued on January 24, 2012, settled on December 21, 2021, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Subordinated Notes described herein have been issued and distributed through the reopening the fourth issuance of Subordinated Notes and are the second series of the fourth issuance of the Subordinated Notes under the Program. The Subordinated Notes issued in the first series and the Subordinated Notes issued in the second series of the Fourth Issuance share the same ISIN and CUSIP code and are fungible with each other; (vii) Fifth Issuance: Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on March 19, 2012, with maturity on March 19, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (viii) Sixth Issuance: Subordinated Notes amounting to one billion, three hundred seventy-five million U.S. dollars (US$1,375,000,000.00) issued on August 6, 2012, with maturity on August 6, 2022, which were accepted for listing and trading on the Luxembourg Stock Exchange; (ix) Seventh Issuance: Subordinated Notes amounting to one billion, eight hundred seventy million U.S. dollars (US$1,870,000,000.00) issued on November 13, 2012, with maturity on May 13, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (x) Eighth Issuance: Senior Notes amounting to one billion, fifty million U.S. dollars (US$1,050,000,000.00) issued on May 26, 2015, settled on May 26, 2018; (xi) Ninth Issuance: Perpetual Subordinated Notes amounting to one billion, two hundred fifty million U.S. dollars (US$1,250,000,000.00) issued on December 12, 2017, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xii) Tenth Issuance: Perpetual Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on March 19, 2018, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiii) Eleventh Issuance: Tier 2 Subordinated Notes amounting to seven hundred fifty million U.S. dollars (US$750,000,000.00) issued on November 21, 2019, with maturity on November 21, 2029, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xiv) Twelfth Issuance: Senior Notes amounting to one billion U.S. dollars (US$1,000,000,000.00) issued on January 24, 2020, with maturity on January 24, 2023, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xv) Thirteenth Issuance: Senior Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 24, 2020, with maturity on January 24, 2025, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvi) Fourteenth Issuance: Perpetual Subordinated Notes amounting to seven hundred million U.S. dollars (US$700,000,000.00) issued on February 27, 2020, which were accepted for listing and trading on the Luxembourg Stock Exchange; (xvii) Fifteenth Issuance: Tier 2 Subordinated Notes amounting to five hundred million U.S. dollars (US$500.000.000,00) issued on January 15, 2021, with maturity on April 15, 2031, which were accepted for listing and trading on the Luxembourg Stock Exchange. The Program and the Issuances place certain conditions and restrictions on the Issuer, as follows: p.31

Disposal of Assets and Stockholding Control. The Issuer is allowed to dispose of all or a substantial portion of its assets, including through corporate restructuring (such as merger and spin-off processes) without the consent of the owners of the Notes, provided that, as a result of the transactions below: (i) the entity receiving these assets or succeeding the Issuer undertakes to comply with all repayment obligations of the principal and interest arising from any notes issued under this Program, as well as to assume all other obligations imposed on the Issuer; (ii) no event of default occurs by carrying out these transactions; and (iii) based any public announcement of the transaction and before its completion, the Issuer’s management represent to the trustee that the asset disposal is in compliance with the obligations and restrictions imposed on the Issuer, and the Issuer’s legal advisors deliver a legal opinion to the trustee on the assumption of obligations arising from the Program by the new entity taking over the assets or succeeding the Issuer. g) Limits on financing already contracted and percentages used Itaú Unibanco Holding is subject to parameters required by monetary authorities, in accordance with the Basel principles. Management considers the current Basel ratio to be appropriate (14.7% based on the Prudential Conglomerate, of which 13.0% of Tier I and 1.7% of Tier II). Furthermore, Itaú Unibanco Holding exceeds the minimum Referential Equity required by R$77,490 million (R$67,867 million on December 31, 2020), higher than the Additional Core Capital of R$34,615 million (R$23,450 million on December 31, 2020), widely covered by available capital. h) Significant changes in each item of the financial statements p.32

Assets	12/31/2021	%	12/31/2020	%	12/31/2019	%	2021 x 2020	2020 X 2019
Cash	44,512	2.2%	46,224	2.3%	30,367	1.9%	(3.7%)	52.2%
Financial Assets	1,915,573	92.6%	1,851,322	91.7%	1,501,481	91.7%	3.5%	23.3%
At Amortized Cost	1,375,782	66.5%	1,275,799	63.2%	1,101,892	67.3%	7.8%	15.8%
Compulsory deposits in the Central Bank of Brazil	104,592	5.1%	90,059	4.5%	91,248	5.6%	16.1%	(1.3%)
Interbank deposits	69,942	3.4%	55,685	2.8%	34,583	2.1%	25.6%	61.0%
Securities purchased under agreements to resell	169,718	8.2%	239,943	11.9%	198,428	12.1%	(29.3%)	20.9%
Voluntary Investments at the Central Bank of Brazil	5,800	0.3%	-	-	-	-	-	-
Securities	147,746	7.1%	129,804	6.4%	133,119	8.1%	13.8%	(2.5%)
Loan and lease operations	822,590	39.8%	714,104	35.4%	585,791	35.8%	15.2%	21.9%
Other financial assets	96,473	4.7%	93,255	4.6%	94,752	5.8%	3.5%	(1.6%)
(-) Provision for Expected Loss	(41,079)	-2.0%	(47,051)	-2.3%	(36,029)	-2.2%	(12.7%)	30.6%
At Fair Value Through Other Comprehensive Income	105,622	5.1%	109,942	5.4%	76,660	4.7%	(3.9%)	43.4%
Securities	105,622	5.1%	109,942	5.4%	76,660	4.7%	(3.9%)	43.4%
At Fair Value Through Profit or Loss	434,169	21.0%	465,581	23.1%	322,929	19.7%	(6.7%)	44.2%
Securities	364,967	17.6%	389,071	19.3%	281,075	17.2%	(6.2%)	38.4%
Derivatives	69,045	3.3%	76,504	3.8%	41,854	2.6%	(9.7%)	82.8%
Other financial assets	157	0.0%	6	0.0%	-	0.0%	2516.7%	0.0%
Tax assets	58,433	2.8%	66,095	3.3%	48,960	3.0%	(11.6%)	35.0%
Income tax and social contribution - current	1,636	0.1%	3,547	0.2%	1,644	0.1%	(53.9%)	115.8%
Income tax and social contribution - deferred	50,831	2.5%	56,583	2.8%	38,914	2.4%	(10.2%)	45.4%
Other	5,966	0.3%	5,965	0.3%	8,402	0.5%	0.0%	(29.0%)
Other assets	16,494	0.8%	15,773	0.8%	14,691	0.9%	4.6%	7.4%
Investments in associates and joint ventures	6,121	0.3%	15,570	0.8%	15,097	0.9%	(60.7%)	3.1%
Fixed assets, net	6,963	0.3%	6,937	0.3%	7,166	0.4%	0.4%	(3.2%)
Goodwill and Intangible assets, net	21,110	1.0%	17,330	0.9%	19,719	1.2%	21.8%	(12.1%)
Total assets	**2,069,206**	**100.0%**	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**2.5%**	**23.3%**

Liabilities and stockholders' equity	12/31/2021	%	12/31/2020	%	12/31/2019	%	2021 x 2020	2020 X 2019
Financial Liabilities	1,621,786	78.4%	1,579,686	78.2%	1,211,999	74.0%	2.7%	30.3%
At Amortized Cost	1,553,107	75.1%	1,495,641	74.1%	1,159,830	70.8%	3.8%	29.0%
Deposits	850,372	41.1%	809,010	40.1%	507,060	31.0%	5.1%	59.5%
Securities sold under repurchase agreements	252,848	12.2%	273,364	13.5%	256,583	15.7%	(7.5%)	6.5%
Interbank market funds	177,145	8.6%	156,035	7.7%	174,862	10.7%	13.5%	(10.8%)
Institutional market funds	138,636	6.7%	138,308	6.8%	104,244	6.4%	0.2%	32.7%
Other financial liabilities	134,106	6.5%	118,924	5.9%	117,081	7.2%	12.8%	1.6%
At Fair Value Through Profit or Loss	63,479	3.1%	79,653	3.9%	48,029	2.9%	(20.3%)	65.8%
Derivatives	63,204	3.1%	79,505	3.9%	47,828	2.9%	(20.5%)	66.2%
Structured notes	114	0.0%	143	0.0%	201	0.0%	(20.3%)	(28.9%)
Other financial liabilities	161	0.0%	5	0.0%	-	0.0%	3120.0%	0.0%
Provision for Expected Loss	5,200	0.3%	4,392	0.2%	4,140	0.3%	18.4%	6.1%
Loan commitments	4,433	0.2%	3,485	0.2%	3,303	0.2%	27.2%	5.5%
Financial guarantees	767	0.0%	907	0.0%	837	0.1%	(15.4%)	8.4%
Provision for insurance and private pensions	214,976	10.4%	221,000	10.9%	218,334	13.3%	(2.7%)	1.2%
Provisions	19,592	0.9%	19,819	1.0%	21,454	1.3%	(1.1%)	(7.6%)
Tax liabilities	6,246	0.3%	5,710	0.3%	7,891	0.5%	9.4%	(27.6%)
Income tax and social contribution - current	2,450	0.1%	2,878	0.1%	3,997	0.2%	(14.9%)	(28.0%)
Income tax and social contribution - deferred	280	0.0%	421	0.0%	1,058	0.1%	(33.5%)	(60.2%)
Other	3,516	0.2%	2,411	0.1%	2,836	0.2%	45.8%	(15.0%)
Other liabilities	42,130	2.0%	38,511	1.9%	28,338	1.7%	9.4%	35.9%
Total liabilities	**1,904,730**	92.1%	**1,864,726**	92.3%	**1,488,016**	**90.9%**	**2.1%**	**25.3%**
Total stockholders' equity attributed to the owners of the parent	**152,864**	7.4%	**142,993**	7.1%	**136,925**	**8.4%**	**6.9%**	**4.4%**
Capital	90,729	4.4%	97,148	4.8%	97,148	5.9%	(6.6%)	0.0%
Treasury shares	(528)	0.0%	(907)	0.0%	(1,274)	-0.1%	(41.8%)	(28.8%)
Capital reserves	2,250	0.1%	2,326	0.1%	-	-	(3.3%)	-
Profit reserves	66,161	3.2%	47,347	2.3%	-	-	39.7%	-
Other comprehensive income	(5,748)	-0.3%	(2,921)	-0.1%	(3,950)	-0.2%	96.8%	(26.1%)
Non-controlling interests	**11,612**	0.6%	**11,532**	**0.6%**	**12,540**	**0.8%**	**0.7%**	**(8.0%)**
Total stockholders' equity	**164,476**	7.9%	**154,525**	**7.7%**	**149,465**	**9.1%**	**6.4%**	**3.4%**
Total liabilities and stockholders' equity	**2,069,206**	**100.0%**	**2,019,251**	**100.0%**	**1,637,481**	**100.0%**	**2.5%**	**23.3%**

p.33

The analysis of the asset and financial operation highlights is presented in items 10.1 a) and 10.2 a), respectively, of this form. 10.2 Executive officers should comment on: a) Results of operations, in particular: I—Description of any important components of revenue II—Factors that materially affected operating income and expenses Results of Operations for the Years Ended December 31, 2021, 2020 and 2019 Highlights The table below sets forth our summarized consolidated statement of income for the years ended December 31, 2021, 2020 and 2019. Please see our audited consolidated financial statements for further information about our Consolidated Statement of Income. For the years ended December 31 Variation 2021—2020 Variation 2020—2019 Summarized Consolidated Statement of Income 2021 2020 2019 R$ million % R$ million % (In millions of R$) Operating revenues 126,374 100,199 117,079 26,175 26.1 (16,880) (14.4) Net interest income(1) 75,209 50,053 69,350 25,156 50.3 (19,297) (27.8) Non-interest income(2) 51,165 50,146 47,729 1,019 2.0 2,417 5.1 Expected loss from financial assets and claims (14,379) (25,980) (18,567) 11,601 (44.7) (7,413) 39.9 Other operating income (expenses) (69,764) (68,989) (67,269) (775) 1.1 (1,720) 2.6 Net income before income tax and social contribution 42,231 5,230 31,243 37,001 707.5 (26,013) (83.3) Current and deferred income and social contribution taxes (13,847) 9,834 (3,430) (23,681) (240.8) 13,264 (386.7) Net income 28,384 15,064 27,813 13,320 88.4 (12,749) (45.8) Net income attributable to owners of the parent company 26,760 18,896 27,113 7,864 41.6 (8,217) (30.3) (1) Includes: (i) interest and similar income (R$129,253 million, R$114,369 million e R$118,151 million in the years ended December 31, 2021, 2020 and 2019, respectively); (ii)interest and similar expenses (R$(69,305) million, R$(73,558) million and R$(75,958) million for the years ended December 31, 2021, 2020 and 2019, respectively); (iii) income from financial assets and liabilities at fair value through profit or loss (R$16,678 million, R$6,553 million and R$26,230 million in the years ended December 31, 2021, 2020 and 2019, respectively); and (iv) result of foreign exchange transactions and exchange variation of transactions abroad (R$(1,417) million, R$2,689 million and R$927 million in the years ended December 31, 2021, 2020 and 2019, respectively). (2) Includes commissions and banking fees, income from insurance and private pension operations before claim and selling expenses and other income. Year ended December 31, 2021 compared to December 31, 2020. Net income attributable to stockholders of the parent company increased by 41.6% to R$26,760 million for the year ended December 31, 2021 from R$18,896 million for the same period of 2020. This result is mainly due to a 26.1% increase in operating revenues and a 44.7% decrease in expected loss from financial assets and claims. The decrease in current and deferred income and social contribution taxes by R$23,681 million had a negative effect on our net income attributable to owners of the parent company. These line items are further described below: Net interest income increased by R$25,156 million, or 50.3%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to (i) an increase of R$14,884 million in interest and similar income, due to the increase of R$13,286 million in loan operations income; (ii) an increase of R$10,125 million in income of financial assets and liabilities at fair value through profit or loss, due to the lower negative effect during the year ended December 31, 2021, compared to the same period of 2020, of hedging instruments for our investments abroad, which was partially offset by a decrease of R$4,106 million in foreign exchange results and exchange variations in foreign transactions, due to the exchange rate variations during the period; and (iii) a decrease of R$4,253 million in interest and similar expenses, especially due to a decrease in interbank market fund expenses. Brazilian tax legislation provides for gains and losses arising from exchange rate variations on permanent foreign investments must be included in the tax calculation basis, based on their nature, as well as foreign- p.34 exchange variations on the hedged portions of foreign investments which, according to the new rules provided by Law No. 14,031 of July 28, 2020, must be included in the proportion of 50% in 2021 and 100% from 2022 on. Our investments abroad with risk coverage had their hedges 100% adjusted on December 31, 2021, in accordance with Law No. 14,031 of July 28, 2020. Accordingly, the depreciation of the real against foreign currencies, especially the U.S. dollar, generates losses on our hedging instruments abroad. Conversely, the appreciation of the real against foreign currencies, generates gains on our hedging instruments abroad. This affects our tax expenses recorded in the line items “current and deferred income and social contribution taxes” and “other operating income (expenses)”. The nominal depreciation of the real against the U.S. dollar was 7.4% from December 31, 2021 compared to December 31, 2020, and a depreciation of 28.9% from December 31, 2020 compared to December 31, 2019. The fiscal effect on the hedging instruments for our investments abroad resulted in a gain of R$2,838 million for the year ended December 31, 2021, compared to a gain of R$17,701 million for the same period of 2020. Considering the fiscal effect on the hedging instruments for our investments abroad mentioned above in current and deferred income and social contribution taxes and tax expenses, net interest income increased by R$10,293 million for the year ended December 31, 2021 compared to the same period of 2020. o Interest and similar income increased by 13.0% for the year ended December 31, 2021 compared to the same period of 2020, due to higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector- related lending, the highlight being the growth observed in the three months period ended December 31, 2021 in credit card financing facilities, overdraft accounts and personal loans, products that carry better spreads. In addition, higher interest rates during the year ended December 31, 2021 had a positive effect on the return on our own working capital and on the liabilities margin. These positive effects were partially offset by lower spreads on credit products. As of December 31, 2021, the SELIC rate was 9.25% per annum compared to 2.0% per annum as of December 31, 2020. o Interest and similar expenses decreased by 5.8% for the year ended December 31, 2021 compared to the same period of 2020, due to: (i) a decrease of R$3,949 million in expenses from interbank market funds, mainly due to a decrease in the volume of financial bills; (ii) a decrease of R$2,775 million in expenses from technical provisions for insurance and private pension, due to a decrease in the results of investment funds linked to private pension plans; and (iii) a decrease of R$2,055 million in expenses from securities sold under repurchase agreements, mainly as a result of a decrease of R$46,334 million in the balance of assets received as collateral related to voluntary investments with the Central Bank. Please see “Note 21—Interest and similar income and expenses and Income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses. Non-interest income increased by 2.0% to R$51,165 million for the year ended December 31, 2021 compared to the same period of 2020. This increase was mainly due to a 16.2%, or R$2,238 million, increase in revenue from credit and debit cards, driven by higher revenues from the issuance of cards, as a consequence of higher income from debit and credit cards, partially offset by lower revenues as a result of the decrease of the annual rate fees and credit limit fees, compared to the same period in 2020. In addition, we had a 23.8%, or R$688 million, increase in income from economic financial advisory services and brokerage services, driven by higher volumes in the capital markets. There was also a 9.3%, or R$213 million, increase in income from credit operations and financial guarantees provided. These increases were partially offset by decrease of R$3,614 million in other income, driven by the gain from the spin-off of our interest in XP Inc. in 2020. The following chart shows the main components of our banking service fees for the years ended December 31, 2021, 2020 and 2019: p.35

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees. Expected Loss from Financial Assets and Claims Our expected loss from financial assets and claims decreased by R$11,601 million, or 44.7%, for the year ended December 31, 2021 compared to the same period of 2020, mainly due to a decrease in expected loss with loan and lease operations of R$10,451 million for the year ended December 31, 2021 compared to the same period of 2020. This variation was due to macroeconomic impacts of the COVID-19 pandemic in March 2020, which impacted the financial prospects of individuals and companies, and which we reflected in our expected loss provisioning model, providing for an increase in the loan losses in 2020. Considering provisions with operations without credit granting characteristics, expected loss on financial assets and claims decreased by 40.1% in the year ended December 31, 2021 compared to the same period of 2020. Please see “Note 10— Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio. o Non-performing loans: We calculate our 90-day non-performing loan (“NPL”) ratio as the value of our 90-days non-performing loans to our loan portfolio. As of December 31, 2021, our 90-day NPL ratio was 2.8%, an increase of 10 basis points compared to December 31, 2020. This increase was due to the increase of 60 basis points in the 90-day NPL ratio in respect of our companies’ loan portfolio, as a result of the natural resumption of business, given that at the end of 2020 our 90-day NPL reached a historically low level due to the payment flexibility initiatives we implemented during the COVID-19 pandemic. This effect was partially offset by a decrease of 50 basis in the individuals 90-day NPL ratio, mainly due to the increase in the loan portfolio of this segment. We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days non-performing loans to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency. As of December 31, 2021, our 15 to 90 days NPL ratio was 1.7%, a decrease of 10 basis points when compared to December 31, 2020. During this period our 15 to 90-day NPL ratio decreased by 60 basis points in respect of our companies loan portfolio, which was mainly due to the improved credit quality p.36 of recent vintages, partially offset by an increase of 30 basis points in the 15 to 90-day NPL ratio in respect of our individuals loan portfolio as of December 31, 2021 compared to December 31, 2020 mainly due to the increase in our credit cards and vehicles loans portfolios. The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2020 through December 31, 2021: o Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2021, our coverage ratio in BRGAAP was 241% compared to a ratio of 320% as of December 31, 2020. This decrease was mainly due to (i) an increase in our portfolio of loans overdue for over 90 days, and (ii) lower need for provision, indicated by our models, both in Latin America and in our Wholesale business segment in Brazil. The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2020 through December 31, 2021: p.37

Other Operating Income (Expenses) increased by 1.1 % to an expense of R$ 69,764 million for the year ended December 31, 2021 from an expense of R$68,989 million for the same period of 2020. Disregarding the impact of other expenses not related to costs, consisting mainly of provision from operations other than loans, and the main extraordinary items (such as the impairment of internally developed software, relating to amortizations of this software in 2021 and the impairment recorded by Itaú Corpbanca in 2020), our other operating income (expenses) increased by 5.8% to an expense of R$66,315 million for year ended December 31, 2021 from an expense of R$62,681 million for the same period of 2020. In addition, this increase in other operating income (expenses) was mainly due to the R$2,198 million, or 35.6%, increase in our tax expenses, partially offset by a R$1,658 million, or 2.6%, decrease in our general and administrative expenses for the year ended December 31, 2021. Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details. Current and deferred income and social contribution taxes amounted to an expense of R$13,847 million for the year ended December 31, 2021, from a benefit of R$9,834 million in the year ended December 31, 2020. This was partially due to the fiscal effect on the hedging instruments for our investments abroad, as mentioned in “Net interest income”, which amounted to a gain of R$2,838 million for the year ended December 31, 2021 compared to a gain of R$17,701 million for the same period of 2020. Disregarding this fiscal effect, current and deferred income and social contribution taxes increased by R$10,133 million during this period. Since March 1, 2020, the statutory tax rate was 45%, and as from July 1, 2021 to December 31, 2021, the statutory tax rate temporarily increased to 50%. During the year ended December 31, 2021, there was also an increase in income before tax and social contribution, compared to the same period of 2020. Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details. b) Changes in revenue arising from changes in prices, foreign exchange rates, inflation, volumes and the introduction of new products and services Our operations depend on the performance of the economies of the countries where we do business, mainly the Brazilian economy. The demand for credit, financial services and our client’s creditworthiness are directly impacted by macroeconomic variables, such as the economic activity, income, unemployment, inflation, and changes in interest and foreign exchange rates. Changes in interest rates may significantly affect our net margins since they influence funding and lending costs. The main change in income are outlined in item 10.2a of this Manual. c) Impact of inflation, changes in the prices of main inputs and products, foreign exchange rates and interest rates on operating and financial income and expenses of the Issuer, if relevant p.38

We carried out a sensitivity analysis per market risk factors considered material. Resulting highest losses, per risk factor in each scenario, are outlined with their impact on income, net of tax effects, to provide a view of our exposure in exceptional scenarios. The market risk structure segregates operations between trading and banking portfolios, according to the general criteria set out by CMN Resolution No. 4557 of February 23, 2017, and Circular No. 3354 of June 27, 2007 of the Central Bank of Brazil. The sensitivity analyses of the trading and banking portfolios, shown below, represent a steady assessment of the portfolio exposure and therefore do not factor in management’s dynamic response capacity (treasury and control departments) to put into effect mitigating measures whenever a situation of loss or high risk is identified to minimize possible significant losses. Moreover, it should be noted that actual results do not necessarily translate into accounting results, as the sole purpose of the study is to disclose risk exposure and respective hedging actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the Company. The trading portfolio consists of all transactions with financial instruments and commodities, including derivatives, which are held with a trading intention. Banking portfolio Exposure 12/31/2021 (*) 12/31/2020 (*) 12/31/2019 (*) Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (0.3) (86.5) (167.4) — (12.6) (24.7) (0.7) (86.4) (215.0) Foreign exchange coupons Rates of currency coupons (0.1) (42.7) (78.2) 0.5 0.6 4.0 (0.3) (21.9) (42.3) Foreign currencies Exchange variation rates (3.1) (13.2) (38.7) (3.8) (69.4) 112.6 (0.3) 80.1 427.6 Price indices Rates of price index coupons — (37.3) (80.5) (0.7) (36.7) (72.7) (0.2) (3.0) (4.5) Reference rate Rates of TR coupons — — — — — — — — — Shares Share price 0.2 56.5 169.7 0.7 16.4 3.3 2.1 2.6 185.0 Others Exposures that do not fall under the definitions above (0.1) 5.4 15.4 — (11.0) (33.3) — (2.2) (6.9) TOTAL (3.4) (117.8) (179.7) (3.3) (112.7) (10.8) 0.6 (30.8) 343.9 (*) Amounts net of tax effects. The banking portfolio is basically characterized by transactions from the banking business and transactions related to the management of the Company’s balance sheet. It has no intention of resale and medium- to longterm time horizons as general guidelines. Trading and banking Exposure 12/31/2021 (*) 12/31/2020 (*) 12/31/2019 (*) portfolios Scenarios Scenarios Scenarios Risk Factors Risk Variation in: I II III I II III I II III Fixed rate Fixed rate on Brazilian reais (12.8) (3,447.2) (6,666.7) (7.4) (731.9) (1,435.6) (11.6) (1,383.8) (2,776.9) Foreign exchange coupons Rates of currency coupons (3.2) (304.5) (575.4) (5.4) (224.6) (430.0) (2.9) (196.4) (377.4) Foreign currencies Exchange variation rates 1.6 (110.4) (236.2) (0.7) (49.3) 123.9 2.2 47.2 322.3 Price indices Rates of price index coupons (0.3) (183.7) (473.8) (0.9) (215.3) (516.2) (6.5) (460.7) (868.8) Reference rate Rates of TR coupons 1.1 (243.8) (535.0) 1.1 (67.9) (161.9) 0.5 (65.9) (159.1) Shares Share price 6.0 (89.0) (121.3) 9.3 (197.7) (425.2) 6.0 (94.5) (9.3) Others Exposures that do not fall under the definitions above — 1.8 0.8 (0.1) (11.3) (34.4) — (8.6) (26.2) TOTAL (7.6) (4,376.8) (8,607.6) (4.1) (1,498.0) (2,879.4) (12.3) (2,162.7) (3,895.4) (*) Amounts net of tax effects. To measure these sensitivities, we use the scenarios below and estimate the impact of each risk factor alone, excluding any effects that offset or underline these effects, among many factors: Scenario I: Addition of one basis point to fixed interest rates, currency coupon, inflation and interest rate indices and one percentage point to currency and share prices; Scenario II: Shocks at 25 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, both upwards and downwards, considering the largest resulting losses per risk factor; Scenario III: Shocks at 50 per cent in fixed interest rates, currency coupon, inflation, interest rate indices and currency and share prices, upwards and downwards, considering the largest resulting losses per risk factor. Consolidated Value at Risk (VaR) is calculated using the historical simulation methodology. This methodology fully reprices all positions by using the actual historical distribution of assets. From January 1 to December 31, 2021, total average Value at Risk (VaR) under historical simulation amounted to R$441 million, or 0.3% of total stockholders’ equity (for the whole of 2020 it was R$282 million or 0.2% of total stockholders’ equity). Structural gap, composed of commercial transactions and corresponding financial instruments, has historically remained stable with small variations, being primarily composed of assets and liabilities of our retail banking activities and derivatives used as hedge against the market risk of these transactions. Most of our banking operations are denominated in or indexed to Brazilian reais. We also have assets and liabilities denominated in foreign currency, mainly in U.S. dollars, as well as assets and liabilities that, although denominated in Brazilian reais, are indexed to U.S. dollars and, therefore, expose us to exchange rate risk. The Central Bank regulates our foreign currency positions. Please see section “Currency risk” of the Complete Financial Statements (IFRS), Note 32 – Risk and capital management for further information. The gap management policy adopted by the Superior Market Risk and Liquidity Committee (CSRML) takes into account tax effects related to our foreign exchange positions. Since gains from foreign exchange p.39 rate variation on foreign investments are given a specific treatment, we have set up hedge (a liability in foreign currency derivative instruments) in amount sufficient so that our total foreign exchange exposure, net of tax effects, is consistent with our low-risk exposure strategy.

Our foreign exchange position on the liability side is composed of various elements, including the issuance of securities in international capital markets, credit from foreign banks used to finance import and export transactions, dollar-linked onlendings from government financial institutions and deposits in currencies from Latin America countries. The proceeds of these financial operations are usually invested in loans and purchase of dollar-linked securities.

The information below has been prepared on a consolidated basis, eliminating related-party transactions. Foreign investments, eliminated during the consolidation process, amounted to R$73.6 billion on December 31, 2021, under the gap management policy adopted, as mentioned above. Note that the bank applies either economic hedge or accounting hedge to net foreign investments.

R$ million

	As of December 31, 2021				
Exchange Rate Sensitivity	**Brazilian currency**	**Denominated in foreign currency (1)**	**Indexed to foreign currency (1)**	**Total**	**% of amounts denominated in and indexed to foreign currency of total**
	(In millions of R$, except percentages)				
Assets	**1,481,363**	**532,460**	**55,383**	**2,069,206**	**28.4**
Cash	7,383	33,709	3,420	44,512	83.4
At Amortized Cost	986,464	351,422	37,896	1,375,782	28.3
Compulsory deposits in the Central Bank of Brazil	104,592	-	-	104,592	-
Interbank deposits	17,795	52,147	-	69,942	74.6
Securities purchased under agreements to resell	159,974	9,744	-	169,718	5.7
Voluntary investments with the Central Bank of Brazil	5,800	-	-	5,800	-
Securities	114,498	21,871	11,377	147,746	22.5
Loan operations and lease operations portfolio	535,453	260,173	26,964	822,590	34.9
Other financial assets	81,519	14,954	(0)	96,473	15.5
(-) Provision for Expected Loss	(33,167)	(7,467)	(445)	(41,079)	19.3
At Fair Value Through Other Comprehensive Income	42,485	60,974	2,163	105,622	59.8
Securities	42,485	60,974	2,163	105,622	59.8
(-) Provision for Expected Loss	-	-	-	-	
At Fair Value Through Profit or Loss	348,226	74,057	11,886	434,169	19.8
Securities	338,358	21,628	4,981	364,967	7.3
Derivatives	9,711	52,429	6,905	69,045	85.9
Other financial assets	157	-	-	157	-
Investments in associates and joint ventures	6,119	2	0	6,121	-
Fixed assets, net	5,794	1,169	(0)	6,963	16.8
Goodwill and Intangible assets, net	16,138	4,972	0	21,110	23.6
Tax assets	54,776	3,657	0	58,433	6.3
Other assets	13,978	2,498	18	16,494	15.3
Percentage of total assets	**71.6**	**25.7**	**2.7**	**100.0**	
Liabilities and Stockholders' Equity	**1,488,684**	**563,654**	**16,868**	**2,069,206**	**28.1**
At Amortized Cost	1,037,825	502,199	13,083	1,553,107	33.2
Deposits	593,057	256,654	661	850,372	30.3
Securities sold under repurchase agreements	209,552	43,296	0	252,848	17.1
Interbank market debt	92,568	79,106	5,471	177,145	47.7
Institutional market debt	20,823	112,146	5,667	138,636	85.0
Other financial liabilities	121,825	10,997	1,284	134,106	9.2
At Fair Value Through Profit or Loss	8,002	51,880	3,597	63,479	87.4
Derivatives	7,841	51,766	3,597	63,204	87.6
Structured notes	-	114	-	114	100.0
Other financial liabilities	161	-	-	161	-
Provision for Expected Loss	4,516	657	27	5,200	13.2
Loan Commitments	4,093	318	22	4,433	7.7
Financial Guarantees	423	339	5	767	44.9
Reserves for insurance and private pension	214,971	5	-	214,976	-
Provisions	19,487	105	0	19,592	0.5
Tax liabilities	4,865	1,381	(0)	6,246	22.1
Other liabilities	34,542	7,427	161	42,130	18.0
Non-controlling interests	11,612	-	-	11,612	-
Total stockholders' equity attributed to the owners of the parent company	152,864	-	-	152,864	-
Percentage of total liabilities and stockholders' equity	**72.0**	**27.2**	**0.8**	**100.0**	

(1) Predominantly U.S. dollar.

p.40

10.3. Executive officers should comment on the material effects that the events below may have caused or may cause in the future on the issuer’s financial statements and results a) Introduction or disposal of operating segments Disclosure of results per segment The current business segments of Itaú Unibanco are described below: ïƒ¼ Retail Banking: retail banking offers products and services to account holders and non-account holders, which include: personal credit, credit cards, payroll loans, vehicle financing, mortgage loans, insurance, pension plan and capitalization, and acquiring services, among others. Account holders are segmented into: (i) Retail; (ii) Uniclass; (iii) Personnalité; and (iv) very small and small companies. ïƒ¼ Wholesale Banking: wholesale banking includes: (i) Itaú BBA’s operations, the unit responsible for business with large companies and investment banking operations; (ii) the operations of our foreign units; (iii) Itaú Asset Management, a business specialized in fund management; and (iv) products and services offered to high net worth clients (Private Banking), middle-market companies, and institutional clients. ïƒ¼ Activities with the Market + Corporation: includes (i) results of capital surplus, subordinated debt surplus and net balance of tax credits and debits; (ii) the financial margin with the market; (iii) treasury operating costs; and (iv) equity in earnings of companies not associated with either retail banking or wholesale banking. b) incorporation, acquisition or disposal of ownership interest IDEAL On January 12, 2022, we entered into a Share Investment, Purchase and Sale Agreement and Other Covenants with José Carlos Benfati, Vinicius Gonçalves Dalessandro, Gregorio Lara dos Santos Matai, Leandro Bolsoni, Lucas Namo Cury, among others (“Sellers”), for the acquisition of a controlling interest in Ideal Holding Financeira S.A. and, indirectly, its wholly-owned subsidiary, Ideal Corretora de Títulos e Valores Mobiliários S.A. (“Ideal”). The acquisition will be carried out in two tranches over five years. In the first tranche, we will acquire 50.1 per cent of the capital stock and voting shares of Ideal through a primary contribution and secondary acquisition of shares totaling approximately R$650 million, as a result of which we will gain control of Ideal. In the second tranche, after 5 years, we may exercise the call option to acquire the remaining percentage (49.9 per cent) of Ideal’s capital. This acquisition strengthens our investment ecosystem and will allow us to (i) rely, in particular, on the talent and expertise of Ideal’s staff, who are recognized for their high capacity to innovate in this industry; (ii) to offer of financial products and services (broker as a service) under a B2B2C model, using a white label platform; (iii) the possible acceleration of the entry into the market of self-employed traders; and (iv) improve dealing investment products to individual clients. The operation and management of Ideal will continue to be separate from Itaú Unibanco. In this context, Ideal will continue to serve its clients and we will not have exclusivity in the provision of services. The completion of this transaction is subject to obtaining regulatory approvals, including approvals from the CADE (Brazilian antitrust agency) and the Central Bank of Brazil. XP INVESTIMENTOS S.A. On May 11, 2017, we entered into a Share Purchase Agreement with XP Controle Participações S.A., G.A. Brasil IV Fundo de Investimento em Participações, and Dyna III Fundo de Investimento em Participações, among others ( the “Sellers”), to acquire 49.9% of the capital stock (corresponding to 30.06% of the common shares) of XP Investimentos S.A., a holding company that consolidates all the investments of the XP group, including XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. in the first tranche, we contributed to a capital increase of R$600 million and acquired of XP Investimentos S.A.’s shares from the Sellers for R$5.7 billion, provided that such amounts are subject to contractual adjustments. The value attributed to 100% of the total capital stock of XP Investimentos S.A. (before the first tranche) was approximately R$12 billion. p.41

In August 2018, we closed the First Tranche and, together with some of the Sellers, entered into a shareholders’ agreement which contains, among others, provisions with respect to our rights as a minority shareholder, including our right to appoint two out of the seven members of the Board of Directors of XP Investimentos S.A. On November 29, 2019, there was a corporate reorganization of XP Investimentos S.A., in which the shareholders of XP Investimentos S.A., including us, exchanged their shares of XP Investimentos S.A., incorporated in Brazil, for Class A common shares and Class B common shares of XP Inc., incorporated in the Cayman Islands, remaining with the percentages in the capital stock. Each Class A common share entitles its holder to one vote and each Class B common share entitles its holder to ten votes in all shareholders’ resolutions of XP Inc. As a result of the contribution mentioned above, XP Inc. issued to us 792,861,320 Class A common shares and 223,595,962 Class B common shares, which represent 49.9% of the total capital of XP Inc. and 30.06% of its voting rights. XP Inc. became the sole shareholder of XP Investimentos S.A., owning 100% of its total and voting capital. Subsequently, on November 30, 2019, XP Inc. carried out a reverse stock split of one share for each four shares and, as a result, the number of shares held by us was adjusted to 198,215,329 Class A common shares and 55,898,991 Class B common shares. In December 2019, XP Inc., a company in which we held 49.9% of capital stock, completed its initial primary offer (IPO) and listing on Nasdaq. We did not sell XP Inc. shares in such offer and immediately after the completion of the IPO, we now hold 46.05% of XP Inc.’s capital stock. Additionally, on November 29, 2019, the stockholders of XP Inc. entered into a shareholder agreement substantially similar to the existing shareholder agreement of XP Investimentos S.A. XP Inc. has a board of directors composed of 13 members, of which XP Controle A Participações S.A. appointed 7 members, we appointed 2 members, the General Atlantic (XP) Bermuda, LP (successor to GA Brasil IV Fundo de lnvestimento em Participações) appointed 1 member, and the 3 remaining members are independent directors. These independent directors are also members of the audit committee of XP lnc., which is composed of 3 members appointed as follows: we appointed 2 members, and XP Controle Participações SA appointed one member of the audit committee. On November 26, 2020, we announced that the Board of Directors approved the partial spin-off of the investment in XP INC for a new company (XPart S.A.). In December 2020 XP Inc. held a follow-on on Nasdaq, whereby we sold approximately 4.51% of XP Inc.’s capital. In that same offering, XP Inc. issued new shares, resulting in the dilution of our stake to 41% of its share capital. At the Extraordinary Stockholders’ Meeting held on January 31, 2021, the corporate reorganization was decided in order to segregate the business line related to interest in XP Inc’s capital to the new company that will be named XPart S.A., which will be constituted by a part of the investment currently owned by us at XP Inc. and cash worth R$10 million. The purpose of the segregation of the business line represented by our investment in XP Inc. into a new company (XPart SA) is that our stockholders will be entitled to equity interest in XPart SA in the same number and proportion of the shares they hold in Itaú Unibanco, as per the Material Fact disclosed on December 31, 2020. Therefore, the main benefit of the transaction is value creation for our stockholders. The completion of this transaction was subject to regulatory approval to be obtained by our controlling shareholders. On May 28, 2021, the favorable approval of the Federal Reserve Board (“FED”) was obtained, effective on May 31, 2021, the date from which the legal and accounting segregation of Itaú Unibanco Holding and XPart materialized. Consequently, XP Inc’s capital stock held by XPart S.A. is now 40.52%, totaling R$9,371 million, as of December 31, 2020. On July 27, 2021, after the receipt of the approval of the operation by the Central Bank of Brazil, on that same date, XPart S.A. had its articles of association registered with the JUCESP (São Paulo state’s Board of Trade). XP Inc. has expressed its interest in merging XPart and, accordingly, XP Inc. and Itaúsa announced to the market on May 28, 2021, that they have reached a final understanding regarding the merger. p.42

Soon after XPart S.A. was registered with São Paulo state’s Board of Trade on August 20, 2021, XP and XPart announced that the General Meetings of these companies to resolve on the merger of XPart into XP Inc. were called to be held on October 1, 2021. The merger was approved by the stockholders of XPart and by the stockholders of XP, at the corresponding Merger Extraordinary Stockholders’ Meetings, and as a result the stock issued by Itaú Unibanco and our American Depositary Receipts (ADRs), which were being traded with the right to receive securities issued by XPart until the closing of the trading session on October 1, 2021, gave them the right to receive (a) as for the Company’s controlling stockholders, IUPAR – Itaú Unibanco Participações S.A. and Itaúsa, and the holders of American Depositary Receipts (ADRs), Class A shares issued by XP Inc.; and (b) as for the remaining stockholders of XPart shareholders, Level I sponsored Brazilian Depositary Receipts (BDRs), backed by Class A XP shares. With regards to Itaú Unibanco ADRs, the Bank of New York, the depositary bank for these securities, suspended the issue and cancellation of Itaú Unibanco ADRs from the close of trading on September 28, 2021, until the opening of the October 6, 2021 trading session, so that it would be possible to roll out the delivery of Class A XP shares to holders of Itaú Unibanco ADRs, due to the approval of the merger. During this period, the holders of Itaú Unibanco ADRs could not receive the Itaú Unibanco shares underlying the ADRs, nor could holders of Itaú Unibanco’s preferred shares deposit their shares in order to receive ADRs. However, the closing of the issue and cancellation books did not affect trading in Itaú Unibanco ADRs, which continued to take place normally during this period. Details on the exercise of the withdrawal right in relation to the XPart shares, due to the merger with and into XP, please refer to its Stockholders’ Meeting Manual. This right does not extend to holders of Itaú Unibanco ADRs.<0} Finally, according to the purchase and sale agreement entered into in 2017, we will acquire an additional stake corresponding to approximately 11.38% of the stock capital stock of XP Inc. in 2022. This future acquisition has already been approved by BACEN. Approval is also required from the overseas regulatory bodies in order to proceed with this acquisition. The operation and management of all XP Group companies, including XP Inc., remains independent, segregated and autonomous, preserving the same principles and values that are currently in force before the first tranche. XP Controle’s partners will maintain control of the XP group, and the current directors, officers and executives of XP Investimentos S.A. and other subsidiaries will remain at the forefront of their respective businesses, in order to ensure that XP Investimentos S.A. will continue to act as an open and independent platform, offering a diversified range of proprietary and third party products to its clients, competing freely with other brokers and capital market distributors, including those controlled by us, without any restrictions or barriers. ZUP On October 31, 2019, we entered into a Share Purchase Agreement with ZUP LLC, and Bruno Cesar Pierobon, Gustavo Henrique Cunha Debs, Felipe Liguabue Almeida, Flavio Henrique Zago, among others (“Sellers”), for the acquisition of 100% of the voting share capital of Zup I.T. Serviços em Tecnologia e Inovação Ltda (“Zup”) for R$575 million, and such amount is subject to contractual adjustments. This acquisition will be implemented in three tranches over four years. In the first tranche, completed in March 31, 2020, Itaú acquired 52.96% of the total voting share capital of Zup (on fully diluted basis) for approximately R$293 million to gain control of the company. In the third year after the completion of the transaction, Itaú will acquire an additional 19.6% stake, and in the fourth year, Itaú will acquire the remaining stockholders’ interest, holding, therefore, 100% of the voting share capital by 2024. This acquisition is linked to our digital transformation process. ZUP is a benchmark company in digital transformation, which has boosted our development of our IT systems. The operation and management of business affairs of Zup will continue to be totally independent and self-governing in relation to Itaú, preserving its current principles and values. IRB In July 2017, IRB-Brasil Resseguros S.A. (IRB) made an initial public offering of its common shares, which consisted of a public offering at a price of R$27.24 per share, and a secondary offering by its controlling shareholders of 63,960,000 non-par book-entry common shares to (i) the public in Brazil; (ii) certain qualified institutional buyers in the United States (as defined in Rule 144A, under the U.S. Securities Act of 1933, as amended, or the Securities Act), and (iii) institutional and other investors elsewhere outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act, or Regulation S). As a result of the initial public offering, Itaú Vida e Previdência S.A. sold 677,400 common shares, representing the total interest held by Itaú Vida e Previdência S.A. in IRB’s capital stock, and Itaú Seguros p.43

S.A. sold 9,618,600 common shares, representing 3.1% of IRB’s capital stock, reducing our interest in IRB to 11.64% of IRB’s capital stock, while remaining among in the controlling block pursuant to the IRB’s stockholders’ agreement. The proceeds received by Itaú Seguros S.A. and Itaú Vida e Previdência S.A. in the initial public offering totaled R$280,463,040.00. In accordance with Article 24 of CVM Normative Rule No. 400, the number of common shares initially offered could be increased by up to 9,594,000 common shares, representing up to 15% of the common shares initially offered, if the stabilizing agent (or any person acting on behalf of the stabilizing agent) exercises the over-allotment option. As a result of the exercise of the over-allotment option by the stabilizing agent on August 28, 2017, Itaú Seguros S.A. became the owner of 11.14% of IRB’s capital stock. On July 10, 2019, IRB conducted a secondary public offering of its common shares. With the sale of the entire participation held by the Federal Government and BB Seguros in IRB except in the case of the Federal Government, using its golden share, the previously existing control block of the Company was dissolved, and its share capital was pulverized. c) Unusual events or operations In addition to the items underlined in item 10.3 b hereof, we highlight the following unusual events: In line with IFRS accounting criteria, there were no material unusual events in 2021, 2020, and 2019. In line with BRGAAP accounting criteria, the non-recurring regulatory effects net of tax effects were: In 2021: (i) the effects of the increase in the social contribution rate in the amount of R$233 million; (ii) provision for restructuring in the amount of R$747 million; and (iii) impairment, provision for the return of properties and amortization in the amount of R$445 million. In 2020: (i) decrease in goodwill impairment and intangible assets of Itaú Corpbanca in the amount of R$(1,452) million, net of tax effects and interest of non-controlling stockholders; (ii) donations made for the Todos pela Saúde (All for Health) program in the total amount of R$(1,047) million; (iii) the mark-to-market effect of securities pledged as collateral of R$(1,031) million; (iv) the adjustment to market value of IRB shares in the amount of R$379 million; and (v) the provision for restructuring in the amount of R$(220) million, mainly related to closing branches, returning administrative buildings, among others. In 2019: (i) Revaluation of inventory of deferred tax assets, including the annual revaluation of balances, and the effects of Constitutional Amendment No. 103/2019 on Social Contribution on Net Income (CSLL) rate, which increased from 15% to 20%, in conformity with the provisions of item I, paragraph 1 of Article 1 of Supplementary Law No. 105 of January 10, 2001, totaling R$2,024, and (ii) the effect of the Voluntary Severance Program, with the adherence of approximately 3,500 employees, the net effect of which was R$1,431. This severance program is aimed to: (i) provide the opportunity of a secure and voluntary career transition for employees interested in leaving the bank, benefiting employees who meet certain established prerequisites, and (ii) adjust our structures to the market reality. 10.4. Executive officers should comment on: a) Significant changes in accounting policies In 2021 and 2020 there were no significant changes in the accounting policies. In 2019, IFRS 16 – Leases was adopted. This pronouncement has replaced IAS 17 – Leases as well as related interpretations (IFRIC 4, SIC 15, and SIC 27). The main changes introduced by the IFRS 16 were the elimination of the need for lessees to account for operating leases with the advancement of a single p.44 lease model, consisting of: (a) initially accounting for all leases in assets (right-of-use asset) and liabilities (other liabilities) at present value; and (b) accounting for depreciation of right-of-use-assets and lease interest separately in profit or loss. We have adopted the IFRS 16 through the modified retrospective transition model, using the criteria as follows: • a single discount rate to be applied to a portfolio of lease contracts with similar characteristics; • lease liability and right-of-lease assets are measured at present value of remaining lease payments; and • review of contracts and lease terms. Furthermore, no new finance subleases were recorded. Please see the Complete Financial Statements (IFRS), Note 2 – Significant accounting policies for further information about changed policies. b) Significant effects from changes in accounting policies In 2021, 2020, and 2019, there were no effects from changes in accounting policies. c) Qualifications and emphases presented in the auditor’s report There were no qualifications or emphases presented by the auditor for 2021, 2020, and 2019. 10.5. Executive officers should indicate and comment on the critical accounting policies adopted by the issuer, in particular, accounting estimates made by management on uncertain and relevant issues for describing the financial position and results of operations that require subjective or complex judgment, such as: provisions, contingencies, revenue recognition, tax credits, long-lived assets, useful life of noncurrent assets, pension plans, foreign currency translation adjustments, environmental recovery costs, criteria for asset and financial instrument impairment tests. Overview Our main accounting policies are described in Note 2 to the consolidated financial statements for the years ended December 31, 2021, 2020, and 2019. The preparation of the consolidated financial statements involves certain estimates and assumptions derived from past experience and various other factors that we deem reasonable and relevant. While we continuously review these estimates and assumptions in the ordinary course of business, the portrayal of our financial position and results of operations often requires our management to make judgments on matters that are inherently uncertain. The following discussion describes the areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial position and results of operations. Use of estimates and assumptions The preparation of consolidated financial statements under IFRS requires Management to make estimates and assumptions that affect the amounts of assets, liabilities, and contingent assets reported on the date of the consolidated financial statements, as well as the reported amounts of revenue, expenses, gains, and losses over the reporting and subsequent periods, as actual results may differ from those determined based on such estimates and assumptions. The consolidated financial statements include a variety of estimates and assumptions. The critical accounting estimates and assumptions that significantly impact assets’ and liabilities’ carrying amounts are described below: Expected credit losses The measurement of expected credit losses requires the application of significant assumptions, such as: • Term: we consider the maximum contractual period in which we will be exposed to the credit risk of financial instruments. However, the estimated useful life of assets without a determined maturity term is p.45 based on the period of exposure to credit risk. Additionally, all contractual terms are included in the calculation of expected life, including prepayment and rollover options. • Forward-looking information: IFRS 9 requires a weighted and unbiased estimate of credit losses that comprises forecasts of future economic conditions. We use forward-looking macroeconomic information and public information with internally-prepared projections to determine the impact of these estimates upon calculation of expected credit losses. The main forward-looking information used in determining the expected loss is related to the Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), payroll, industrial production and extended retail sales. • Macroeconomic scenario: This information involves inherent risks, market uncertainties and other factors that may generate different results than those expected. • Probability-weighted loss scenarios: we use probability-weighted scenarios to determine the expected credit loss over an observation horizon appropriate for staged classification, considering the projection from economic variables. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, we assess whether the credit risk of a financial asset has increased significantly from initial recognition by using relative and absolute triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in the credit risk, characterized primarily by the non-activation of credit impairment triggers for at least 6 months. The details on the methodology and assumptions used by Management are included in Note 2.3f and Note 32. The breakdown of the provision for expected credit losses is disclosed in Note 10. Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences and offsetable tax loss carryforwards to the extent that it is probable that future taxable profits will be generated for their utilization. The expected realization of deferred tax assets is based on projected future taxable profits and other technical studies, as disclosed in Note 24. Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives, not traded in active markets, is calculated through valuation techniques. This calculation is based on assumptions that consider Management’s judgments based on market information. The main assumptions are: historical data, information from similar transactions, and pricing techniques. For more complex or illiquid instruments, significant judgment is required to determine the model used by selecting specific inputs and in some cases, valuation adjustments are applied to the model value or quoted price for financial instruments that are not actively traded. The methodologies used to measure the fair values of certain financial instruments are described in Note 28. Defined benefit pension plan The current amount of pension plan liabilities is obtained from actuarial calculations that use several assumptions, such as the discount rate, which is allocated at the end of the reporting period to determine the present value of the estimated future cash flows. To determine the appropriate discount rate, we take into account the interest rates of National Treasury bonds, with maturities close to the terms of related liabilities. Key assumptions for pension plan obligations are partially based on current market conditions. Further information is disclosed in Note 26. Provisions, contingencies and legal liabilities We periodically revise our contingencies. These contingencies are evaluated based on Management’s best estimates, factoring in the opinion of legal counsel whenever it is likely that financial resources will be required to settle obligations and amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using models and criteria that allow for its proper measurement despite uncertainties inherent in timing and amounts. Provisions, contingencies, and legal liabilities are detailed in Note 29. p.46

Technical provisions for insurance and pension plan Technical provisions are liabilities arising from obligations to our policyholders and plan participants. These obligations may be short-term liabilities (property and casualty insurance) or medium- and long-term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to countless uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions related to persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Estimates for these assumptions are based on macroeconomic projections, our historical experience, benchmarks, and the actuary’s experience, aimed at the best market practices and ongoing review of the actuarial liability. Adjustments resulting from these continuous improvements, when required, are recognized in the statement of income for the corresponding period. Further information is disclosed in Note 27. Goodwill impairment The revision of goodwill for impairment reflects management’s best estimate of future cash flows of Cash Generating Units (CGUs), with the identification of CGUs and the estimation of their fair value less costs to sell and/or value in use. To determine this estimate, we used the discounted cash flow methodology for a period of 5 years, macroeconomic, growth rate and discount rate assumptions. The discount rate usually reflects financial and economic variables such as the risk-free interest rate and a risk premium. CGUs or groups of CGUs are identified at the lowest level where goodwill is monitored for internal management purposes. Goodwill is not amortized, but its recoverable amount is assessed every six months or when there is an indication that it might be impaired, using an approach that involves identifying the cash-generating units (CGUs) and estimating their fair value less their costs to sell and/or their value in use. In 2021, we did not identify an impairment loss for goodwill. According to Note 23 to the Full Financial Statements (IFRS), in 2020 we recognized adjustments to the recoverable amount of goodwill and intangible assets of Itaú Corpbanca, net of tax effects and non-controlling interests, totaling R$(1,452). In 2019, we did not identify an impairment loss for goodwill. 10.6. Executive officers should describe relevant items that are not evidenced in the issuer’s financial statements, describing: a) Assets and liabilities directly or indirectly held by the issuer that are not presented in its balance sheet (off-balance sheet items), such as: I—Operating leases, assets and liabilities Not applicable, except for what was already disclosed in the IFRS Financial Statements. II—Written-off portfolios of receivables for which the entity has risks and responsibilities, indicating the related liabilities Not applicable, except for what was already disclosed in the IFRS Financial Statements. III—Agreements for future purchase and sale of products or services Not applicable, except for what was already disclosed in the IFRS Financial Statements. IV—Agreements for construction in progress (CIP) Not applicable, except for what was already disclosed in the Financial Statements under IFRS. V—Agreements for future receipt of financing p.47

Not applicable, except for what was already disclosed in the Financial Statements under IFRS.

b) Other items that are not presented in the financial statements

Off-balance sheet commitments are disclosed in Note 32 (Risk and capital management) to the Financial Statements under IFRS, as follows:

Off balance commitments	12/31/2021					12/31/2020					12/31/2019				
	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total	0 - 30	31 - 365	366 - 720	Over 720 days	Total
Financial Guarantees	3,742	28,530	11,046	39,592	82,910	2,859	24,491	6,428	35,155	68,933	1,286	19,447	9,359	36,628	66,720
Commitments to be released	151,235	35,605	18,541	185,634	391,015	128,792	27,144	11,776	153,193	320,905	125,664	22,818	7,064	149,876	305,422
Letters of credit to be released	45,773	-	-	-	45,773	41,477	-	-	-	41,477	15,013	-	-	-	15,013
Contractual commitments - Fixed and Intangible assets (Notes 13 and 14)	-	3	-	-	3	-	36	-	-	36	-	273	-	-	273
Total	200,750	64,138	29,587	225,226	519,701	173,128	51,671	18,204	188,348	431,351	141,963	42,538	16,423	186,504	387,428

10.7. With respect to each of the items that are not presented in the financial statements indicated in item 10.6, executive officers should comment on:

a) how these items change or may change revenues, expenses, operating income and expenses, financial expenses or other items of the issuer's financial statements

Not applicable.

b) The nature and purpose of the operation

Not applicable.

c) The nature and amount of liabilities assumed and rights generated in favor of the issuer as a result of the operation

Not applicable.

10.8. Executive officers should indicate and comment on the main elements of the issuer's business plan, describing, in particular, the following topics:

a) Investments, including:

I - Quantitative and qualitative description of the investments in progress and expected investments
II - Sources of investment financing
III - Relevant divestitures in progress and expected divestitures

Actual and expected investments and divestitures in 2021 and are described in item 10.3b.

At the end of 2021, we had 4,112 branches and customer site branches in Brazil and abroad, 29 less from the end of 2020, when our service network had 4,141 units.

This drop in the number of physical branches and the larger number of digital branches are consistent with our clients' profile, who increasingly demand services via digital channels, aligned with our efficiency driven activities.

In the year 2021, we had a 14.4% increase in the number of digital branches, totaling 223 against 195 in 2020.

We continued to massively invest in technology in 2021 to modernize our platform and develop solutions and services to improve our client experience.

During 2021 we hired 3.047 more employees to our technology team. This strengthens our commitment to ramping up technology investment and moving forward in our digital transformation journey.

p.48

The source of funding for these investments is the Issuer’s own working capital, represented by the stockholders’ equity of the parent company and minority interests in subsidiaries. b) Provided that it has already been disclosed, indicate the acquisition of plant, equipment, patents or other assets that are expected to have a material impact on the issuer’s production capacity. Not applicable. c) New products and services, indicating: I—Description of the research in progress that has already been disclosed II—Total amounts spent by the issuer in research to develop new products and services III—Projects in progress that have already been disclosed IV—Total amounts spent by the issuer in developing new products and services Not applicable. 10.9. Comment on other factors that have significantly affected the operating performance and that were not identified or commented on in the other items of this section The complete consolidated financial statements under IFRS for 2021 are available on our website: www.itau.com.br/investor-relations > Results and Reposts > Results Center > Complete Financial Statements (IFRS) – 4Q2021. Other factors impacting operational performance (not mentioned in other items of this section) The marketing department is responsible for defining and managing Itaú Unibanco’s marketing strategy, in Brazil and abroad, oriented to the market, clients, partners, suppliers and employees. Commercial and institutional priorities are defined every year, as well as the overall marketing amount for the year. Financial sponsorships are outlined in accordance with Itaú Unibanco’s internal policy, which sets out the rules, procedures and responsibilities of the bank’s internal departments in relation to such sponsorships. As disclosed in our financial statements (Note 23 – General and administrative expenses), expenses on advertising, promotions and publications totaled R$1,389 million in 2021, R$1,095 million in 2020, and R$1,325 million in 2019. p.49

ATTACHMENT III ITEMS 12.5 A 12.10 OF ATTACHMENT 24 OF CVM INSTRUCTION No. 480/09 With respect to each Member of the Issuer’s Board of Directors, whose election and reelection will be proposed by the controlling stockholder, see the following information: 12.5 to 12.8 (except for item 12.5 “m”) Name PEDRO MOREIRA SALLES ROBERTO EGYDIO SETUBAL RICARDO VILLELA MARINO Date of birth 10.20.1959 10.13.1954 01.28.1974 Profession Banker Engineer Engineer Individual Taxpayer’s Registry (CPF) number 551.222.567-72 007.738.228-52 252.398.288-90 Elected by the controlling stockholder yes yes yes Independent Member (1) no no no Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and no no no unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Co-chairman of the Board of Directors (Non- Co-chairman of the Board of Directors (Non- Vice Chairman of the Board of Directors (Non-executive member) executive member) executive member) Chairman of Nomination and Corporate Member of the Capital and Risk Management Member of the Strategy Committee Governance Committee Committee Other positions held or roles currently performed at the Issuer Chairman of the Strategy Committee Member of the Strategy Committee Chairman of the Personnel Committee Chairman of the Compensation Committee Member of the Social Responsibility Committee Office held Member Member Member Date of election 04.26.2022 04.26.2022 04.26.2022 Board of Directors Date of investiture (12 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 14 14 14 Percentage of attendance at meetings held (3) 100 100 100 Office held Member Date of election 04.28.2022 Compensation Date of investiture 04.28.2022 Committee (9) (4 meetings) Term of office Annual Number of consecutive terms of office (2) 5 Percentage of attendance at meetings held (3) 100 Office held Member Member Member Date of election 04.28.2022 04.28.2022 04.28.2022 Strategy Committee Date of investiture 04.28.2022 04.28.2022 04.28.2022 (6 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 13 13 12 Percentage of attendance at meetings held (3) 100 100 100 Office held Member Date of election 04.28.2022 Nomination and Corporate Date of investiture 04.28.2022 Governance Committee Term of office Annual (1 meetings) Number of consecutive terms of office (2) 13 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.28.2022 Personnel Date of investiture 04.28.2022 Committee (5 meetings) Term of office Annual Number of consecutive terms of office (2) 13 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.28.2022 Capital and Risk Management Date of investiture 04.28.2022 Committee Term of office Annual (12 meetings) Number of consecutive terms of office (2) 13 Percentage of attendance at meetings held (3) 100 Office held Member Date of election 04.28.2022 Social Responsibility Date of investiture 04.28.2022 Committee Term of office Annual (2 meetings) Number of consecutive terms of office (2) 4 Percentage of attendance at meetings held (3) 50 (1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view; (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held; (9) The Committee also has the participation of Geraldo Carbone as a non-management member. p.50

12.5 to 12.8 (except for item 12.5 "m")				
Name		ALFREDO EGYDIO SETUBAL	ANA LÚCIA DE MATTOS BARRETTO VILLELA	CANDIDO BOTELHO BRACHER
Date of birth		09.01.1958	10.25.1973	12.05.1958
Profession		Business administrator	Pedagogic professional	Business administrator
Individual Taxpayer's Registry (CPF) number		014.414.218-07	066.530.828-06	039.690.188-38
Elected by the controlling stockholder		Yes	yes	yes
Independent Member (1)		no	no	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Member of the Social Responsibility Committee	Member of the Board of Directors (non-executive member) Member of the Social Responsibility Committee Member of the Capital and Risk Management Committee Member of the Compensation Committee
Board of Directors (12 meetings)	Office held	Member	Member	Member
	Date of election	04.26.2022	04.26.2022	04.26.2022
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	14	4	1
	Percentage of attendance at meetings held (3)	75	91.97%	100
Nomination and Corporate Governance Committee (1 meetings)	Office held	Member	Member	
	Date of election	04.28.2022	04.28.2022	
	Date of investiture	04.28.2022	04.28.2022	
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	13	4	
	Percentage of attendance at meetings held (3)	100	100	
Personnel Committee (5 meetings)	Office held	Member	Member	
	Date of election	04.28.2022	04.28.2022	
	Date of investiture	04.28.2022	04.28.2022	
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	7	4	
	Percentage of attendance at meetings held (3)	60	80	
Social Responsibility Committee (2 meetings)	Office held	Member	Member	Member
	Date of election	04.28.2022	04.28.2022	04.28.2022
	Date of investiture	04.28.2022	04.28.2022	04.28.2022
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	4	4	4
	Percentage of attendance at meetings held (3)	100	50	100
Capital and Risk Management Committee (12 meetings)	Office held			Member
	Date of election			04.28.2022
	Date of investiture			04.28.2022
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100
Compensation Committee (9) (8 meetings)	Office held			Member
	Date of election			04.28.2022
	Date of investiture			04.28.2022
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held;

(9) The Committee also has the participation of Geraldo Carbone as a non-management member.

p.51

12.5 to 12.8 (except for item 12.5 "m")				
Name		FÁBIO COLLETTI BARBOSA	FREDERICO TRAJANO INÁCIO RODRIGUES	JOÃO MOREIRA SALLES
Date of birth		10.03.1954	03.25.1976	04.11.1981
Profession		Business administrator	Business administrator	Economist
Individual Taxpayer's Registry (CPF) number		771.733.258-20	253.929.608-47	295.520.008-58
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		yes	yes	no
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Board of Directors (independent member)	Member of the Board of Directors (independent member)	Member of the Board of Directors (non-executive member)
		Member of the Strategy Committee		Member of the Strategy Committee
		Chairman of the Related Parties Committee		Member of the Compensation Committee
		Member of the Personnel Committee		
		Member of the Nomination and Corporate Governance Committee		
		Member of the Social Responsibility Committee		
Board of Directors (12 meetings)	**Office held**	Member	Member	Member
	Date of election	04.26.2022	04.26.2022	04.26.2022
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	7	2	5
	Percentage of attendances at meetings held (3)	91.67	75	100
Related Parties Committee (9 meetings)	**Office held**	Member		
	Date of election	04.28.2022		
	Date of investiture	04.28.2022		
	Term of office	Annual		
	Number of consecutive terms of office (2)	5		
	Percentage of attendance at meetings held (3)	100		
Strategy Committee (6 meetings)	**Office held**	Member		Member
	Date of election	04.28.2022		04.28.2022
	Date of investiture	04.28.2022		04.28.2022
	Term of office	Annual		Annual
	Number of consecutive terms of office (2)	7		5
	Percentage of attendance at meetings held (3)	83.33		100
Personnel Committee (5 meetings)	**Office held**	Member		
	Date of election	04.28.2022		
	Date of investiture	04.28.2022		
	Term of office	Annual		
	Number of consecutive terms of office (2)	7		
	Percentage of attendance at meetings held (3)	100		
Social Responsibility Committee (2 meetings)	**Office held**	Member		
	Date of election	04.28.2022		
	Date of investiture	04.28.2022		
	Term of office	Annual		
	Number of consecutive terms of office (2)	4		
	Percentage of attendance at meetings held (3)	100		
Nomination and Corporate Governance Committee (1 meeting)	**Office held**	Member		
	Date of election	04.28.2022		
	Date of investiture	04.28.2022		
	Term of office	Annual		
	Number of consecutive terms of office (2)	7		
	Percentage of attendance at meetings held (3)	100		
Compensation Committee (9) (4 meetings)	**Office held**			Member
	Date of election			04.28.2022
	Date of investiture			04.28.2022
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held;

(9) The Committee also has the participation of Geraldo Carbone as a non-management member.

p.52

12.5 to 12.8 (except for item 12.5 "m")				
Name		MARIA HELENA DOS SANTOS FERNANDES DE SANTANA	PEDRO LUIZ BODIN DE MORAES	CESAR NIVALDO GON
Date of birth		06.23.1959	07.13.1956	07.09.1971
Profession		Economist	Economist	Businessman
Individual Taxpayer's Registry (CPF) number		036.221.618-50	548.346.867-87	154.974.508-57
Elected by the controlling stockholder		yes	yes	yes
Independent Member (1)		yes	yes	yes
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Member of the Board of Directors (independent member) Member of the Related Parties Committee	Member of the Board of Directors (independent member) Chairman of the Capital and Risk Management Committee Member of the Related Parties Committee	Member of the Personnel Committee
Board of Directors (12 meetings)	**Office held**	Member	Member	Member
	Date of election	04.26.2022	04.26.2022	04.26.2022
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	1	14	- (10)
	Percentage of attendance at meetings held (3)	100	100	- (10)
Capital and Risk Management Committee (12 meetings)	**Office held**		Member	
	Date of election		04.28.2022	
	Date of investiture		04.28.2022	
	Term of office		Annual	
	Number of consecutive terms of office (2)		13	
	Percentage of attendance at meetings held (3)		91.67%	
Personnel Committee (5 meetings)	**Office held**			Member
	Date of election			04.28.2022
	Date of investiture			04.28.2022
	Term of office			Annual
	Number of consecutive terms of office (2)			1
	Percentage of attendance at meetings held (3)			100
Related Parties Committee (9 meetings)	**Office held**	Member	Member	
	Date of election	04.28.2022	04.28.2022	
	Date of investiture	04.28.2022	04.28.2022	
	Term of office	Annual	Annual	
	Number of consecutive terms of office (2)	1	9	
	Percentage of attendance at meetings held (3)	100	100	

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held.

(10) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company's Board of Directors.

p.53

With respect to each member of the issuer's Fiscal Council, whose election and reelection will be proposed by the controlling stockholder and the preferred stockholder (Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI), information is as follows:

12.5 to 12.8 (except for item 12.5 "m")

Name		**EDUARDO HIROYUKI MIYAKI**	**GILBERTO FRUSSA**	**ARTEMIO BERTHOLINI**
Date of birth		06.11.1972	10.20.1966	04.01.1947
Profession		Civil Engineer	Lawyer	Accountant
Individual Taxpayer's Registry (CPF) number		159.822.728-92	127.235.568-32	095.365.318-87
Elected by the controlling stockholder		yes	yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Not applicable	Not applicable	Effective Member of the Fiscal Council
Fiscal Council (4 meetings)	**Elective position held**	Member	Member	Member
	Date of election	04.26.2022	04.26.2022	04.26.2022
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	- (11)	- (11)	1
	Percentage of attendance at meetings held (3)	- (11)	- (11)	100

Name		**REINALDO GUERREIRO**	**JOÃO COSTA**	**RENE GUIMARÃES ANDRICH**
Date of birth		02.10.1953	08.10.1950	08.04.1971
Profession		Accountant	Economist	Accountant
Individual Taxpayer's Registry (CPF) number		503.946.658-72	476.511.728-68	709.926.659-49
Elected by the controlling stockholder		yes	yes	no (nominated by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, holder of preferred shares)
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the past five years: i - any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity.		no	no	no
Other offices or functions held at the issuer		Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council	Alternate Member of the Fiscal Council
Fiscal Council (4 meetings)	**Elective position held**	Member	Member	Member
	Date of election	04.26.2022	04.26.2022	04.26.2022
	Date of investiture			
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (2)	5	13	2
	Percentage of attendance at meetings held (3)	- (8)	- (8)	- (8)

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held;

(8) The alternate members were not required to attend the meetings;

(11) Number of consecutive terms of office and percentage of attendance at meetings held are not included because these do not involve reelection of the member to compose the Company's Fiscal Council.

p.54

With respect to the composition of the Audit Committee(*), information is as follows: 12.5 to 12.8 (except for item 12.5 “m”) Name GUSTAVO JORGE LABOISSIÈRE LOYOLA ALEXANDRE DE BARROS LUCIANA PIRES DIAS Date of birth 12.19.1952 09.06.1956 01.13.1976 Profession Economist Engineer Lawyer Individual Taxpayer’s Registry (CPF) number 101.942.071-53 040.036.688-6 251.151.348-02 Elected by the controlling stockholder Not applicable Not applicable Not applicable Independent Member (11) yes yes yes Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and no no no unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Other offices or functions held at the issuer Chairman of the Audit Committee Effective member of the Audit Committee Effective member of the Audit Committee Office held Member Member Member Date of election 04.28.2022 04.28.2022 04.28.2022 Audit Committee Date of investiture (49 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 5 1 2 Percentage of attendance at meetings held (3) 100 97,96% 100 Name RICARDO BALDIN ROGÉRIO CARVALHO BRAGA OTAVIO YAZBEK Date of birth 07.14.1954 01.30.1956 07.08.1972 Profession Accountant Lawyer Lawyer Individual Taxpayer’s Registry (CPF) number 163.678.040-72 625.816.948-15 163.749.928-06 Elected by the controlling stockholder Not applicable Not applicable Not applicable Independent Member (11) yes yes yes Description of any of the following events that may have taken place over the past five years: i—any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and no no no unappealable at the legal or administrative levels that have suspended or disqualified them for the performance of any professional or commercial activity. Other offices or functions held at the issuer Effective member of the Audit Committee Effective member of the Audit Committee Effective member of the Audit Committee Office held Member Member Member Date of election 04.28.2022 04.28.2022 04.28.2022 Audit Committee Date of investiture (49 meetings) Term of office Annual Annual Annual Number of consecutive terms of office (2) 1 1 2 Percentage of attendance at meetings held (3) 95,92% 100 97,96% (2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office; (3) The meetings held from the date of the members’ investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held; (11) All members of the Audit Committee are considered independent, in conformity with the applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months (i) an officer of Itaú Unibanco or its controlled and affiliated companies; (ii) an employee of Itaú Unibanco or its controlled and affiliated companies; (iii) a responsible technician, an officer, a manager, a supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its controlled and affiliated companies; (iv) a member of the Fiscal Council of Itaú Unibanco or its controlled and affiliated companies; (v) a controlling stockholder of Itaú Unibanco or its controlled and affiliated companies; or (vi) a natural person, holder of a direct or indirect interest of over 10 percent of the voting stock of Itaú Unibanco or its controlled and affiliated companies; (*) The bank strictly follows/complies with the rules set forth by CMN Resolution No. 3,198/2004 to determine the term and renewal of the term of office of Audit Committee members. p.55

With respect to each member of the Issuer's Disclosure and Trading Committee, see the following information:

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		**ALEXSANDRO BROEDEL**	**ALFREDO EGYDIO SETUBAL**	**CARLOS HENRIQUE DONEGÁ AIDAR**
Date of Birth		10.05.1974	09.01.1958	10.19.1965
Profession		Accountant	Business administrator	Economist
12.5 to 12.8 (except for item 12.5 "m")		031.212.717-09	014.414.218-07	076.630.558-96
Elected by the controlling stockholder		Not applicable	Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee Officer of the Executive Committee	Member of the Board of Directors (Non-executive member) Member of the Disclosure and Trading Committee Member of the Nomination and Corporate Governance Committee Member of the Personnel Committee Chairman of the Social Responsibility Committee	Member of the Disclosure and Trading Committee
Disclosure and Trading Committee (4 meetings)	**Office held**	Member	Member	Member
	Date of election (5)	Not applicable	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable	Not applicable
	Term of office	Annual	Annual	Annual
	Number of consecutive terms of office (6)	8	13	7
	Percentage of attendances at meetings held (7)	75	75	100

Name		**JOSÉ VIRGÍLIO VITA NETO**	**RENATO LULIA JACOB**
Date of Birth		09.13.1978	05.10.1974
Profession		Lawyer	Bank clerk
Individual Taxpayer's Registry (CPF) number		223.403.628-30	118.058.578-00
Elected by the controlling stockholder		Not applicable	Not applicable
Independent Member (1)		Not applicable	Not applicable
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no	no
Other positions held or roles currently performed at the Issuer		Member of the Disclosure and Trading Committee Officer	Chairman of the Disclosure and Trading Committee Group Head of Investor Relations and Market Intelligence
Disclosure and Trading Committee (4 meetings)	**Office held**	Member	Member
	Date of election (5)	Not applicable	Not applicable
	Date of investiture (5)	Not applicable	Not applicable
	Term of office	Annual	Annual
	Number of consecutive terms of office (6)	2	3
	Percentage of attendances at meetings held (7)	100	100

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(5) There is no election and investiture formally established for this Committee (non-statutory).

(6) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; and (b) inclusion of current terms of office;

(7) The meetings held from April 19, 2021 to January 28, 2022 were taken into account to calculate the percentage of attendance at meetings held.

p.56

With respect to each member of the Compensation Committee, see the following information:

12.5.to 12.8 (with exception to item 12.5 "m")				
Name		GERALDO JOSÉ CARBONE		
Date of birth		08.02.1956		
Profession		Economist		
Individual Taxpayer's Registry (CPF) number		952.589.818-00		
Elected by the controlling stockholder		Not applicable		
Independent Member (1)		yes		
Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity.		no		
Other positions held or roles currently performed at the Issuer		Member of the Compensation Committee		
Compensation Committee (9) (4 meetings)	**Office held**	Member		
	Date of election	04.28.2022		
	Date of investiture	04.28.2022		
	Term of office	Annual		
	Number of consecutive terms of office (2)	4		
	Percentage of attendances at meetings held (3)	100		

(1) An independent member is characterized by one that has neither a commercial relationship nor one of any other nature with the company, with a company under the same control, with a controlling stockholder or with a member of the management body which could (i) result in a conflict of interests; or (ii) affect their capacity and impartiality of analysis and point of view;

(2) For consecutive terms of office, the following criteria were used: (a) they started to be counted from the Itaú Unibanco merger occurred on November 3, 2008; (b) inclusion of terms of office with periods below one year when the member joined the company and the annual term of office had already begun; and (c) inclusion of current terms of office;

(3) The meetings held from the date of the members' investiture until February 25, 2022 were taken into account to calculate the percentage of attendance at meetings held;

(9) The Committee also has the participation of Geraldo Carbone as a non-management member.

With respect to each member, see below information about item 12.5 "m":

I – main professional experience for the past five years, indicating:

- Company's name and activity sector.
- Position and roles inherent in the position.
- Whether the company is part of **(i)** the Issuer's economic group or **(ii)** is controlled by an Issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the Issuer's securities.

II – All management positions they hold in other companies or third sector organizations.

BOARD OF DIRECTORS

Pedro Moreira Salles (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017, and he was also the Chairman of the Board of Directors (2009 to 2017) and Executive Vice President (2008 to 2009). He has held several positions at the Itaú Unibanco Group, including CEO (2004 to 2008).

He serves as the Chairman of the Board of Directors at Instituto Unibanco; Board of Directors at the Federação Brasileira de Bancos (FEBRABAN); Board of Directors at Companhia Brasileira de Metalurgia e Mineração (CBMM); and Board of Directors at Alpargatas S.A. He is also a Member of the Decision-Making Council, the INSPER's Board of Associates, and the Board of Directors at Fundação Osesp.

He holds a Bachelor's degree, magna cum laude, in Economics and History from the University of California, Los Angeles (UCLA), U.S. He holds a Master's degree in International Relations from the Yale University and he has attended the OPM – Owner/President Management Program at the Harvard University, both in the United States.

Roberto Egydio Setubal (Non-Executive Co-Chairman) has been a Co-Chairman of the Board of Directors at the Itaú Unibanco Group since 2017. He was also the Vice Chairman of the Board of Directors (2003 to 2017) and CEO (1994 to 2017). He has held several positions at the Itaú Unibanco Group, including Senior Vice President ("Diretor Geral") (1990 to 1994).

He has served as Vice Chairman of the Board of Directors and a Member of the Strategy and New Business Committee of Itaúsa S.A. since 2021 and was Managing Vice President (1994 to 2021) and Chairman of the Accounting Policies Committee (2008 a 2011).

Since 1994 he has been a Member of the Board of the International Monetary Conference. He was President of the Federação Nacional dos Bancos (FENABAN) and of the Federação Brasileira de Bancos (FEBRABAN) (1997 to 2001) and President of the Advisory Board of the Federação Brasileira de Bancos (FEBRABAN) (2008 to 2017). In 2000, Mr. Setubal became a Member of the Trilateral Commission and the International Board of the NYSE and in 2002 he became a Member of the International Advisory Committee of the Federal Reserve Bank of New York. In 2010, he became a Member of the China Development Forum.

p.57

He holds a Bachelor’s degree in Production Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master of Science degree in Engineering from the Stanford University, California, U.S. Ricardo Villela Marino (Non-Executive Vice President) has been a Vice President of the Board of Directors at the Itaú Unibanco Group since 2020. He was also a Member of the Board of Directors (2008 a 2020) and the Chairman of the bank’s Latin America Strategic Council since 2018. He has also been an Alternate Member of the Board of Directors of Itaúsa S.A. since 2011; a Member of the Strategy and New Business Committee since 2021; a Member of the Sustainability Council since 2019, and he was a Member of the Investment Policies Committee (2008 a 2011); an Alternate Member of the Board of Directors of Dexco S.A. since 2009; an Alternate Member of the Board of Directors of Itautec S.A. (2009 to 2019) and an Alternate Member of the Board of Directors of Elekeiroz S.A. (2009 to 2018). He holds a Bachelor’s degree in Mechanical Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil and a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachusetts, U.S. Alfredo Egydio Setubal (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2007. He has held several positions at the Itaú Unibanco Group, including Vice President (1996 to 2015), Investor Relations Officer (1995 to 2015), Executive Officer (1993 to 1996), and Managing Director (1988 to 1993). He has been a Member of the Nomination and Corporate Governance Committee since 2009, a Member of the Personnel Committee and the Risk and Capital Management Committee since 2015, a Member of the Social Responsibility Committee since 2019, and he was a Member of the Accounting Policies Committee (2008 to 2009). He has been the CEO and Investor Relations Officer at Itaúsa S.A. since 2015, Vice Chairman of the Board of Directors since 2008, a Member of the Disclosure and Trading Committee since 2009, having been Coordinator to this Committee since 2015, a Member of the Investment Policies Committee (2008 to 2011), Coordinator of the Investment Committee and a Member of the Finance, the Personnel and Ethics, and the Sustainability and Risks committees since 2017. Mr. Setubal has been a Member of the Board of Directors and of the Strategy Committee at Alpargatas S.A. since 2017, a Member of the Board of Directors since 2015, Co-chairman of the Board since 2017 and a Member of the Personnel, Governance and Nomination Committee since 2015 at Duratex S.A. He has been Chairman of the Board of Trustees since 2008 at the Fundação Itaú para Educação, a Member of the Board of Directors of the Museu de Arte Moderna de São Paulo (MAM) since 1992 and of the Instituto de Arte Contemporânea. He has been Vice Chairman of the Board of Directors at the Fundação Bienal de São Paulo since 2017 (and a Member since 2009) and Chairman of the Decision-Making Council at the Museu de Arte de São Paulo (MASP) since 2018. He has a Member of the Superior Guidance, Nomination and Ethics Committee since 2010 at the Instituto Brasileiro de Relações com Investidores – IBRI, having been Chairman of the Board of Directors (1999 a 2009). Mr. Setubal also served as a Member of the Board of Directors at the Associação Brasileira das Companhias Abertas (ABRASCA) (1999 to 2017) and Vice Chairman of the Board of Directors at the Instituto Itaú Cultural (2005 to 2019), having worked as a Board Member (1993 to 2005), Executive Vice President (2005 to 2019) and an Executive Officer (1996 a 2005). He holds Bachelor’s and Postgraduate degrees in Business Administration, both from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, with specialization from INSEAD, Fontainebleau, France. Ana Lúcia de Mattos Barretto Villela (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2018. She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 to 2001). Ms. Villela has also been an Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Vice Chairman of the Board of Directors (Non-Executive Member) of Itaúsa S.A. since 2017; a Member of the Personnel Committee at Itaú since 2018; a Member of the Nomination and Corporate Governance at Itaú since 2018; a Member of the Social Responsibility Committee at Itaú since 2019; a Member of the Sustainability and Risks Committee at Itaúsa since 2021; Vice President of the Board of Trustees at the Fundação Itaú para Educação e Cultura since 2020; a Member of the Guiding Board at the Itaú Social since 2017; a Member of the Advisory Board at the Itaú Cultural since 1995; a Member of the Executive Board at the Itaú Cultural since 2017; Co-Founder of AlanaLab (Maria Farinha Filmes and Flow) since 2014; Founding President of Alana Foundation since 2012; CEO of Instituto Alana since 2002; a Member of the Advisory Board at Instituto Brincante since 2001 and Fellow Ashoka since 2010. She has been a Member of the Innovation Board of XPRIZE since 2018. First representative from Latin America on the Innovation Board of XPRIZE, a non-profit organization created by Peter Diamandis, who designs and manages global competitions to encourage the development of new technologies that may help solve some of mankind’s major challenges. She was a Member of the Advisory Board at Instituto Akatu (2013 to 2017); a Member of the Advisory Board at Organização Fairplay (2015 to 2017); a Member of the Advisory Board at Conectas (2003 to 2018), a Member of the Sustainability Committee at Duratex S.A. (2015 to 2018) and an Alternate Member of the Board of Directors of Duratex S.A. (2018 to 2020). She holds a Bachelor’s degree in Teaching with major in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil and took graduate studies in Business Administration from the Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil p.58

(incomplete), and postgraduate studies in Administration in the Third Sector from the Fundação Getulio Vargas (FGV), São Paulo, Brazil (incomplete). Candido Botelho Bracher (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including CEO (2017 to 2021), Wholesale Banking Senior Vice President (“Diretor Geral”) (2015 to 2017) and Vice President (2004 a 2015). Mr. Bracher has been a Member of the Board of Directors of Mastercard Incorporated since 2021 and was a Member of the Board of Directors (2009 to 2014) of BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão), an Alternate Member of the Board of Directors (1999 to 2005), and a Member of the Board of Directors (2005 to 2013) of Pão de Açúcar – Companhia Brasileira de Distribuição. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. Fábio Colletti Barbosa (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2015. He has been a Member of the Board of Directors of Natura Group since 2017; a Member of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) since 2015; and a Member of the Board of Directors of Ambev since 2021. He was CEO (2011 to 2014) at Abril Comunicações S.A.; Chairman of the Board of Directors (2011) at Banco Santander (Brazil) S.A.; CEO (2008 to 2010) at Banco Santander S.A.; and CEO (1996 to 2008) at Banco ABNAMRO/Real S.A. Mr. Barbosa also served as Chairman of the Board of Directors of Fundação OSESP (2012 to 2019) and is currently a Board Member at UN Foundation (U.S.) since 2011; a Member of the Board of Directors of Instituto Empreender Endeavor since 2008 (Chairman since 2015); and a Member of the Investment Committee of Gávea Investimentos since 2015. He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil and a Master’s degree in Business Administration from the Institute for Management Development (IMD), Lausanne, Switzerland. Frederico Trajano Inácio Rodrigues (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2020. He has been the Chief Executive Officer (CEO) of Magazine Luiza S.A. since 2016, having been an Executive Sales and Marketing Officer (2010 to 2015), a Commercial Officer, and was also in charge of the Marketing Office (2004 to 2010). He started his career in 2000, being responsible for the E-Commerce department. Mr. Rodrigues has been an Effective Member of the Board of Directors of Luizaseg Seguros S.A. since 2005 and worked in the retail and consumer goods departments at Deutsche Bank Securities (1998 to 1999). He holds a Bachelor’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and attended the Program for Executives from the University of California, Stanford, U.S. João Moreira Salles (Non-Executive Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2017. He has held several positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, and he was a Member of the Board of Directors (2015 to 2018). He was a Member of the Board of Directors at XP Investimentos S.A. (2018 to 2019). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), where, since 2013, he has been overseeing the management of BW Gestão de Investimentos (BWGI) as a member of the Investment, Risk and Operational Committees of the firm, and has been responsible for the monitoring of other BWSA subsidiaries. He has been a Partner and a Member of the Investment Committee of Cambuhy Investimentos Ltda. since 2013 and was a Member of the Board of Directors of investee Parnaíba Gás Natural (2014 to 2017). He has also been a Member of the Board of Directors of Verallia, a glass packaging company listed on the Euronext Paris since 2019, as well as a Member of the Board of Directors’ Finance Committee of Alpargatas. Before joining BWSA and Cambuhy, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S. and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Maria Helena dos Santos Fernandes de Santana (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2021. She was a Member of the Audit Committee between 2014 and 2020. She has been a Member of the Board of Directors and Coordinator of the People, Appointment and Governance Committee at Oi S.A. since 2018, a Member of the Board of Directors and Chairwoman of the Audit Committee at CI&T Inc., and a Member of the Board of Directors at Fortbras S.A. p.59

She was a Member of the Board of Directors (2018 to 2019) and the Chairwoman of the Audit Committee at XP Inc. between 2019 and 2021, having previously served as the Chairwoman of the Audit Committee at XP Investimentos S.A. (2018 to 2019). Ms. Santana served as a Member of the Board of Directors at Bolsas y Mercados Españoles (BME) (2016 to 2020), a Member of the Board of Trustees at the IFRS Foundation (2014 to 2019), a Member of the Board of Directors and Chairwoman of the Corporate Governance Committee at Companhia Brasileira de Distribuição S.A. (2013 to 2017), a Member of the Board of Directors and Audit Committee Coordinator at Totvs S.A. (2013 to 2017), a Member of the Board of Directors at CPFL Energia S.A. (2013 to 2015), Chairwoman (2007 to 2012) and Officer (2006 to 2007) of the Brazilian Securities and Exchange Commission (CVM).She represented CVM at the Financial Stability Board (FSB) (2009 to 2012). She was Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) (2011 to 2012), and also a Member of the International Integrated Reporting Committee (IIRC) in the same period. She worked at the Bolsa de Valores de São Paulo (currently B3 S.A. – Brasil, Bolsa, Balcão) (1994 to 2006), where she was involved in the set-up and was responsible for the implementation of the New Market and other corporate governance segments. Ms. Santana was Vice President of the Instituto Brasileiro de Governança Corporativa (IBGC) (2004 to 2006), having been a Member of its Board of Directors between 2001 and 2006. She has been a Member of the Latin-American Roundtable on Corporate Governance (OECD) (since 2000). She holds a Bachelor’s degree in Economics from the Faculdade de Economia, Administração, Contabilidade e Atuária of the Universidade de São Paulo (FEA-USP) São Paulo, Brazil. Pedro Luiz Bodin de Moraes (Independent Member) has been a Member of the Board of Directors at the Itaú Unibanco Group since 2003. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was an Officer (2002 to 2003) and a Partner (2005 to 2014) at Icatu Holding S.A.; and an Officer and a Partner (1993 to 2002) at Banco Icatu S.A. Mr. Bodin de Moraes also served as a Monetary Policy Officer at the Banco Central do Brasil (1991 to 1992) and as an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (1990 to 1991). He holds a Bachelor’s and Master’s degrees in Economics from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil, and a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Cesar Nivaldo Gon (Independent Member) has been a Member of the Itaú Unibanco Group Personnel Committee since 2021. He is the founder and has been the CEO at CI&T since 1995, acting as the figurehead for topics on leadership development and digital transformation. Mr. Gon has been a Member of the Board of Directors of Sensedia since 2012, a Tech Advisor to the Boticário Group since 2020 and is a Member of the Board of Directors of Fundo Patrimonial Lumina Unicamp. In 2021, he joined the Boards of Directors of Raia Drogasil and of Lean Enterprise Institute (LEI), headquartered in Boston. In 2019, he was acknowledged as the Entrepreneur of the Year in Brazil by Ernst & Young (EY). Mr. Gon has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. He holds a Bachelor’s degree in Computer Engineering (CoE) and a Master’s degree in Computer Science from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil. FISCAL COUNCIL Eduardo Hiroyuki Miyaki has held several positions at the Itaú Unibanco Group, including Internal Audit Officer (2010 to 2017) and Operational Risk and Internal Control Officer (2017 to 2021). He has previously served as Internal Audit Superintendent (2005 to 2010) in the Capital Markets, Insurance, Pension Plan and Securities departments. Mr. Miyaki was the supervisor responsible for the Internal Audit Department in the Asset Management and Treasury departments (2003 to 2004) and Supervisor of the Anti-Money Laundering and Fraud Prevention Program (1996 to 2003). He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Sanitation from the Gunma University, Japan; a Master’s degree in Business Administration from CEAG, Fundação Getulio Vargas (FGV), São Paulo, Brazil; and an MBA in International Finance and Business from the Leonard N. Stern School of Business, New York University, New York, U.S. Gilberto Frussa has been an External Member of the Risk and Solvency Committee at IRB – Brasil Resseguros S.A. since January/2022. p.60

He has held several positions at the Itaú Unibanco Group, including Officer of the Corporate Compliance Department (2017 to 2021); Legal Officer for Products and Business – Retail Business (2015 to 2017) and Legal Officer at Banco Itaú BBA S.A. (2006 to 2015), where he served as a lawyer from 1995 to 2006. Mr. Frussa was a Partner at Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados, responsible for the banking law department (1993 to 1995). He was also a Lawyer (1989 to 1993) at Banco BBA-Creditanstalt S.A. and a Law trainee and legal assistant (1986 to 1989) at Pinheiro Neto – Advogados. Mr. Frussa was also an Effective Director of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) (2000 to 2003 and 2011 to 2013). He was also Chairman of the Legal Affairs Committee of the Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA) (2012 to 2015). Additionally, he was a Director at Fundação Itaú Unibanco Previdência Complementar (2017 to 2021). He has been an Alternate Member of the Committee for Evaluation and Selection (CAS) of the Conselho de Recursos do Sistema Financeiro Nacional (CRSFN) since 2018, and an associate of Instituto Brasileiro de Governança Corporativa (IBGC) since 2021. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil. Artemio Bertholini has been a Member of the Fiscal Council at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Member of the Fiscal Council at Itaúsa S.A. (2006 to 2008) and at Itaú Unibanco (2009 to 2011). He has been a Member of the Audit Committee of BB Seguridade S.A. since 2015, Cia. de Saneamento do Paraná (SANEPAR) since 2017, Cia. de Saneamento de Minas Gerais (COPASA) since 2018, and a Member of the Fiscal Council of Investimentos e Participações em Infraestrutura S.A. (INVEPAR) since 2021. He has also been responsible for the Audit and Accounting modules of post-graduation courses on Controllership at the Universidade Estadual de Campinas (UNICAMP) since 2015, and an invited Lecturer at Accounting, Audit, Arbitration and Corporate Governance-related events at the Regional Accounting Council (CRC/SP) and at a number of universities. Mr. Bertholini served as a Member of the Board of Directors at Americel S.A. (2000 to 2001), Telet S.A. (2000 to 2001), Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Audit Committee at Petrobrás Distribuidora S.A. (2018 to 2019), as a Member of the Fiscal Council at Banco do Brasil S.A. (2001 and 2003 to 2005), Indústrias Romi S.A. (2009) and Tekno S.A. Ind. e Comércio (2018 to 2020). He was also CEO and Vice Chairman of the Board of Directors at Grant Thornton Brasil (2013 to 2015), Managing Partner at Grupo Directa Auditores (1978 to 2013), and Audit Manager at Arthur Andersen & Co. (1969 to 1978), and a bookkeeper at Banco do Brasil (1965 to 1969). He holds a Bachelor’s degrees in Accounting and Economics and a Master’s degree in Accounting and Finance from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and a Ph.D in Business Administration from the Florida Christian University, Orlando, Flórida, U.S. Reinaldo Guerreiro has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2017. He has been a Member of the Board of Directors since 2007, an Independent Member of the Audit Committee (2007 to 2017) and since 2020 at the Cia. de Saneamento Básico do Estado de São Paulo (SABESP), and a Member of the Fiscal Council of the FEA-USP Endowment Fund since 2016. Mr. Guerreiro has been the Chairman of the Audit Committee at Petrobrás Gas S.A.(GASPETRO) since 2018, and was a Member of the Board of Directors (2016 to 2018) and Member of the Financial and Risks Committee (2016 to 2018) at Petrobrás Distribuidora S.A.; and a Member of the Strategic Committee (2016 to 2018) at Petróleo Brasileiro S.A. He is also the Chairman of the Board of Trustees of Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI). He is a Full Professor of FEA-USP; Head of the Accounting Department in two terms of office, Principal (2010 to 2014) and the current Vice Head of the Accounting and Actuarial Science Department at the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP). He holds a Bachelor’s degree in Accounting, a Master’s degree and a Ph.D. in Controllership and Accounting, and Habilitation degree (“livre-docência”) in Controllership and Accounting from the Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. João Costa has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2009. He has held several positions at the Itaú Unibanco Group, including Managing Director (1997 to 2008). He has been an Alternate Member of the Fiscal Council of Itaúsa S.A. since 2009 and of the Fiscal Council of Dexco S.A. since 2021. He was an Effective Member of the Fiscal Councils of the Federação Brasileira de Bancos (FEBRABAN), Federação Nacional dos Bancos (FENABAN), Instituto Brasileiro de Ciência Bancária (IBCB), and of the Sindicato dos Bancos do Estado de São Paulo (1997 to 2008). He holds a Bachelor’s degree in Economics from the Faculdade de Economia São Luiz, São Paulo, Brazil; Continuing education in Business Administration from the Faculdade de Economia, Administração, Contabilidade e Atuária of the p.61

Universidade de São Paulo (FEA-USP), São Paulo, Brazil and attended a Management Program for Executives from the University of Pittsburgh, Pennsylvania, U.S. Rene Guimarães Andrich has been an Alternate Member of the Fiscal Council at the Itaú Unibanco Group since 2020. He is the Chairman of the Audit Committee at Companhia Paranaense de Gás (COMPAGÁS); Chairman of the Audit Committee at Hospital de Clínicas de Porto Alegre (HCPA), a Member of the Audit Committee of the Casa da Moeda do Brasil (CMB) and Companhia de Trens Urbanos (CBTU) and an Independent Member of the Disciplinary Measures Committee of Petrobrás Transportes S.A. (TRANSPETRO). He is a Professor, Mentor, and Instructor in Inspection and Controls courses. He was Head of Internal Audit – Latin America at Electrolux do Brasil S.A.; External Auditor at Ernst & Young and at Paraná Auditores, and Audit Supervisor at Spaipa S.A. Indústria Brasileira de Bebidas. He holds certifications from CCA+ – Director with Experience (IBGC); CCF—Fiscal Advisor (IBGC) and CCoAud – Member of the Audit Committee with Experience (IBGC); CIA – Certified Internal Auditor (The IIA); CRMA – Certified Risk Management Assurance (The IIA); CCSA – Certificate in Control Self-Assessment (The IIA); QA – Accreditation in QA Assessment/Validation (The IIA), and the Conselho Regional de Contabilidade (CRC/SP). He holds a Master’s degree in Management from the Pontifícia Universidade Católica do Paraná (PUC-PR), Curitiba, Brazil, a Postgraduate degree in Controllership from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil, and a Bachelor’s degree in Accounting from the FAE Business School, Curitiba, Brazil. AUDIT COMMITTEE Gustavo Jorge Laboissière Loyola (Independent Member) has been a Chairman of the Audit Committee at the Itaú Unibanco Group since 2017, having been a Member of the Board of Directors (2006 to 2021) and a Member of the Fiscal Council (2003 to 2006). He has been a partner at Tendências Consultoria Integrada S/S Ltda. since 2002 and at Tendências Conhecimento Assessoria Econômica Ltda. since 2003 and a Managing Partner at Gustavo Loyola Consultoria S/C since 1998. Mr. Loyola was President (1992 to 1993 and 1995 to 1997) of the Banco Central do Brasil and Governor of the National Financial System Regulation and Organization (1990 to 1992). He holds a Bachelor’s degree in Economics from the Universidade de Brasília, Distrito Federal, Brazil and a Ph.D. in Economics from the Fundação Getulio Vargas (FGV), Rio de Janeiro, Brazil. Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Vice President of the Technology Department (2011 to 2015), Executive Officer (2005 to 2010), Senior Managing Officer (2004 to 2005), and Managing Officer (1994 to 2004). He has been an alternate Member of Duratex’s Board of Directors since 2020 and Chairman of the IT and Digital Innovation Committee since 2020, having been a specialist Member since 2017 and a Member of the Board of Directors since 2015 at Diagnósticos da América S.A. (DASA). Mr. de Barros was a member of the Board of Directors (2003 to 2007) at Serasa S.A., where he also served as the Chairman (2006 to 2007). He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from the Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA from the New York University, New York, U.S. Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a Partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She is a Professor at the Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Audit Committee at Vale S.A. since 2020 and a Member of the Board of Directors and Coordinator of the Audit Committee at XP Inc. since 2021. She was an Officer at the Comissão de Valores Mobiliários (CVM) (2011 to 2015) and Market Development Superintendent at CVM (2007 to 2010). Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development – OCDE (2011 to 2015) and at OCDE’s Latin-American Roundtable on Corporate Governance (2009 to 2015). She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. (1998 to 2006). She holds a Bachelor’s and Master’s degrees and a Ph.D. in Business Law from the Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from the Stanford Law School, Stanford University, California, U.S. p.62

Ricardo Baldin (Independent Member and Financial Expert) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including Executive Officer, Internal Audit at Itaú Unibanco S.A. (2009 to 2015). He has been the Audit Committee Coordinator at Alpargatas S.A. since 2018 and at Eneva S.A. since 2019; a Member of the Fiscal Council at Metalúrgica Gerdau S.A. since 2020; a Member of the Governance of Financial Institutions Committee at IBGC since 2021; and a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Board of Directors and a Member of the Audit Committee at XP Investimentos S.A. (2020 a 2021); a Member of the Audit Committee at Totvs S.A. (2020); a Member of the Board of Directors and Audit Committee Coordinator at Ecorodovias (2018 to 2020); a Member of the Fiscal Council at the Fundo Garantidor de Crédito (FGC) (2018 to 2019); a Member of the Audit Committee at Câmara Interbancária de Pagamentos (CIP) (2014) and Tecnologia Bancária (TECBAN) (2015) and Audit Committee Coordinator at Redecard S.A. (2013 to 2014). He was Controllership, Technology and Internal Controls and Risks Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES) (2016 to 2017). Mr. Baldin has worked as an independent auditor for 31 years and was a former Partner at PricewaterhouseCoopers Auditores Independentes and the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including the assessment of the Ecuadorian Financial System and the assessment of the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from the Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, the Fundação Dom Cabral, São Paulo, Brazil, and the Fundação Getulio Vargas (FGV), São Paulo, Brazil, and from other entities, in addition to several internal courses at PwC. Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held a number of positions at the Itaú Unibanco Group, including Officer (2020) and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca (2016 to 2018). He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA from the Pepperdine University, Malibu, California, U.S. Otavio Yazbek (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. He has been a partner at Yazbek Advogados law firm since 2015, working as a specialist lawyer in corporate law, and financial and capital markets. Mr. Yazbek has been the Chairman of the Mergers and Acquisitions Committee (CAF) from 2015 to 2021; Arbitrator in arbitration procedures involving corporate law at several chambers since 2015; Independent Compliance Monitor at Odebrecht S.A. nominated by the Federal Public Attorney’s Office, within the scope of the agreement entered with this authority, approved by the U.S. Department of Justice to support the US monitorship, from 2017 to 2020; Independent Member of the Bank Self-Regulation Committee of the Federação Brasileira de Bancos (FEBRABAN) since 2015; Member of the Editorial Council of law magazine Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM), Almedina Publisher; Member of the Special Corporate Law Committees of the Brazilian Bar Association (OAB). He has been a Professor of the Specialization and Continuing Education Program of the Law School of the Fundação Getulio Vargas since 2000, and of the undergraduate Law course of Instituto de Ensino e Pesquisa (INSPER). He worked as an Officer at the Comissão de Valores Mobiliários (CVM) and as a Member of the Standing Committee on Supervisory and Regulatory Cooperation of the Financial Stability (2009 to 2013) and was a Regulation Officer at BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão) (2006 to 2008), having joined as a lawyer (2000 to 2006). He holds a Bachelor’s degree and a Ph.D. in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. DISCLOSURE AND TRADING COMMITTEE The résumé of Mr. Alfredo Egydio Setubal (Member of the Board of Directors) is detailed above, in the Board of Directors item. Alexsandro Broedel, a Member of the Partners Program, has been an Officer of the Executive Committee and CFO since 2021, having held the position of Group Executive Finance Director (2015 to 2020) and Head of Investor Relations (2017 to 2020) at the Itaú Unibanco Group. He joined the Itaú Unibanco Group in 2012 as the Finance and Control Officer. Mr. Broedel has previously served as an Officer at the Comissão de Valores Mobiliários (CVM). He is a Full Professor at FEA-USP and Trustee of the IFRS Foundation. p.63

He holds a Bachelor’s degrees in Accounting and Law from the Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Ph.D. in Accounting and Finance from the Manchester Business School, Manchester, United Kingdom, and is a Chartered Management Accountant (FCMA, CGMA), London, United Kingdom. Carlos Henrique Donegá Aidar, a Member of the Partners Program, has been an Officer since 2008 and a Member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s individual and consolidated financial statements, contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad and the Conglomerate’s Accounting Policies. He joined the Itaú Unibanco Group in 1986 as a Controllership Officer (2008 to 2014), being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many conglomerate’s departments, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to the executive committees. He holds a Bachelor’s degree in Economics from the Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil and a postgraduate degree in Finance from the Universidade de São Paulo (USP), São Paulo, Brazil. José Virgilio Vita Neto, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2011, being currently responsible for Tax Advisory and Litigation, Corporate Legal departments, in addition to the Legal Advisory of all Business departments of the General Retail Banking Office. He joined the Itaú Unibanco Group in 2000, working as a lawyer until 2003, being responsible for the Wholesale Banking Legal Consulting department, particularly structured operations and real estate loans. Mr. Vita Neto worked as Legal Manager (2003 to 2008), being responsible for the Wholesale Banking Legal department, particularly structured operations, real estate loans, foreign exchange, derivatives and project finance, retail legal advisory and administrative and investigative proceedings, including those related to consumer protection bodies. He also acted as Legal Superintendent (2008 to 2011), responsible for retail legal advisory, administrative and investigative proceedings, litigation for major cases and public-interest civil actions. He holds a Bachelor’s degree in Law from the Universidade de São Paulo (USP), São Paulo, Brazil; Master’s degree in Civil Law – Contracts from the Universidad de Salamanca – Spain; Ph.D. in Civil Law – Contracts from the Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from the Harvard Business School, Boston, U.S. Renato Lulia Jacob has been a Partner and an Officer at the Itaú Unibanco Group, concurrently acting as the Group Head of Investor Relations and Market Intelligence since 2020. He has been a Member of the Disclosure and Trading Committee since 2019, having served as its Chairman since 2020. Mr. Jacob has been at the Itaú Unibanco Group for 19 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland (2016 to 2020), a Managing Director of Banco Itau Argentina S.A. (2006 to 2010) and a Managing Director, Head of CIB Europe (2011 to 2015). He has been an Independent Member of the Boards of the Royal Institution of Great Britain, Fight For Peace International, and the Brazilian Chamber of Commerce in Great Britain, in the United Kingdom. He holds a Bachelor’s degree in Civil Engineering from the Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from The Wharton School of the University of Pennsylvania, Philadelphia, U.S. COMPENSATION COMMITTEE The résumés of Candido Botelho Bracher, João Moreira Salles and Roberto Egydio Setubal (Members of the Board of Directors) are detailed above, in the Board of Directors item. Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President (2008 to 2011) and Member of the Board of Directors (2006 to 2008) and (2017 to 2018). He has been an Officer Partner of G/xtrat Consultoria Econômica Ltda. and GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO (1997 a 2006); Vice Chairman of the Asset Management Division (1994 to 1997) and Director of the Economics department and the Investment Research Unit in Brazil (1991 to 1994) of Bank Boston and Chief Economist of Bunge y Born (1982 to 1987). He holds a Bachelor’s degree in Economics from the Universidade de São Paulo (USP), São Paulo, Brazil. p.64

Company's name	Company's activity sector	Company is part of		
		(i) the issuer's econom ic group	(ii) is controlled by an issuer's direct or indirect stockholder with an interest equal to or higher than 5% in the same class or type of the issuer's securities	Other companies or third sector organizations
Abril Comunicações S.A.	Printing of books, magazines and other periodicals			x
Alana Foundation	Charitable organization			x
AlanaLab	Communication of impact			x
Alpargatas S.A.	Holding company of non-financial institutions			x
Ambev	Beverage industry			x
Americel S.A.	Telephony equipment			x
Arthur Andersen & Co.	Law firm			x
Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais (ANBIMA – Brazilian Association of Financial and Capital Markets Entities)	Non-profit civil association			x
Associação Brasileira das Companhias Abertas (ABRASCA – Brazilian Association of Publicly-Held Companies)	Non-profit civil association			x
Banco ABNAMRO	Multiple-service banking, with commercial portfolio			x
Banco BBA-Creditanstalt S.A.	Multiple-service banking, with commercial portfolio	x		
Banco Central do Brasil (BACEN – Central Bank of Brazil)	Federal government agency			x
Banco do Brasil S.A.	Multiple-service banking, with commercial portfolio			x
Banco Icatu S.A.	Multiple-service banking, with commercial portfolio			x
Banco Itaú Argentina S.A.	Holding company of non-financial institutions	x		
Banco Itaú International	Holding company of non-financial institutions.	x		
Banco Itaú Suisse	Holding company of non-financial institutions.	x		
Banco Nacional de Desenvolvimento Econômico e Social (BNDES – Brazilian Social and Economic Development Bank)	Development banking			x
Banco Real S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander (Brasil) S.A.	Multiple-service banking, with commercial portfolio			x
Banco Santander S.A.	Multiple-service banking, with commercial portfolio			x
Bank Boston	Multiple-service banking, with commercial portfolio			x
BB Seguridade S.A.	Insurance and pension plan			x
BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros (currently B3 S.A. – Brasil, Bolsa, Balcão – B3 S.A. – Brazilian Exchange and OTC)	Management of organized securities markets and provision of services of registration, clearing and settlement, and support to financing operations			x
Bolsas y Mercados Españoles (BME)	Management of organized securities markets			x
Brasil Warrant Administração de Bens e Empresas S.A (BWSA)	Holding company of non-financial institutions.		x	
Brazilian Chamber of Commerce in Great Britain	Membership entity			x
Bunge y Born	Food industry			x
BW Gestão de Investimentos (BWGI)	Management of restricted public funds		x	
Câmara Interbancária de Pagamentos (CIP)	Brazilian Payment System			x
Cambuhy Investimentos Ltda.	Consultancy in corporate management		x	

p.65

Carvalho Pinto, Monteiro de Barros, Frussa & Bohlsen – Advogados	Accounting and tax audit and consulting services			x
Casa da Moeda do Brasil (CMB – Brazilian Mint)	Production of paper currency			x
Cia. de Saneamento Básico do Estado de São Paulo (SABESP – Basic Sanitation Company of the State of São Paulo)	Water collection, treatment and distribution			x
Cia. de Saneamento de Minas Gerais (COPASA – Minas Gerais Sanitation Company)	Water collection, treatment and distribution			x
Cia. de Saneamento do Paraná (SANEPAR – Paraná Sanitation Company)	Water collection, treatment and distribution			x
CI&T Inc.	Digital solutions			x
Comissão de Valores Mobiliários (CVM – Brazilian Securities and Exchange Commission)	Public administration in general			x
Trilateral Commission of the NYSE International Council	Private Discussion Forum			x
Comitê de Fusões e Aquisições (CAF – Mergers and Acquisitions Committee)	Self-Regulatory Entity			x
Companhia Brasileira de Distribuição S.A.	Retail sales			x
Companhia Brasileira de Metalurgia e Mineração (CBMM – Brazilian Metallurgy and Mining Company)	Metalsand technology			x
Companhia de Trens Urbanos (CBTU)	Rail transport			x
Companhia Paranaense de Gás (COMPAGÁS – Paranaense Gas Company)	Natural gas distributor			x
Conectas	Non-governmental organization			x
International Monetary Conference	International organization			x
Conselho de Recursos do Sistema Financeiro Nacional (CRSFN – National Financial System Resources Council)	Self-regulatory entity			x
Conselho Regional de Contabilidade (CRC/SP – Regional Council of Accounting)	Self-regulatory entity			x
CPFL Energia S.A.	Energy distribution			x
Deutsche Bank Securities	Investment banking			x
Dexco S.A.	Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.		x	
Diagnósticos da América S.A.(DASA)	Clinical diagnostics			x
Directa Auditores	Law firm			x
Duratex S.A.	Manufacturing, sale, import and export of wood byproducts, bathroom fittings, and ceramic and plastic materials.		x	
Ecorodovias	Concession of public works and services			x
Electrolux do Brasil S.A.	Manufacture and marketing of household and industrial appliances in general			x
Elekeiroz S.A.	Manufacturing of intermediate products for plasticizers, resins and fibers		x	
Eneva S.A.	Electricity			x
Ernst & Young	Accounting and tax audit and consulting services			x
Faculdade de Direito da Fundação Getulio Vargas (Law School of the Fundação Getulio Vargas)	Education institution			x
Faculdade de Economia, Administração e Contabilidade de São Paulo (FEA-USP – School of Economics, Business Administration and Accounting of the Universidade de São Paulo)	Higher education, undergraduate and graduate courses			x
Fairplay	Production and organization of corporate events			x
Federação Brasileira de Bancos (FEBRABAN – Brazilian Federation of Banks)	Organization of trade and business association activities			x

p.66

Federação Nacional dos Bancos ((FENABAN – National Federation of Banks)	Employers' union			x
Federal Reserve Bank	Federal agency			x
Fellow Ashoka	Non-profit organization			x
Fight For Peace International	Non-profit organization			x
Financial Stability Board (FSB)	Financial Stability Board			x
Fortbras S.A.	Automotive parts and components			x
Fundação Bienal de São Paulo (São Paulo Art Biennial Foundation)	Restoration and conservation of historical sites and buildings			x
UN Foundation (USA)	International organization			x
Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras (FIPECAFI – Institute for Accounting, Actuarial and Financial Research Foundation)	Higher education – undergraduate and graduate courses			x
Fundação Itaú para Educação e Cultura	Activities of membership organizations related to culture and art	x		
Fundação Itaú Unibanco Previdência Complementar	Supplementary pension		x	
Fundação OSESP (OSESP Foundation)	Music teaching			x
Fundo Garantidor de Crédito (FGC – Credit Insurance Fund)	Non-profit organization			x
Fundo Patrimonial da FEA-USP (FEA-USP Endowment Fund)	Raising and investment of funds to support FEA-USP			x
Fundo Patrimonial Lumina Unicamp (Lumina Unicamp Endowment Fund)	Raising and investment of funds to support UNICAMP			x
G/xtrat Consultoria Econômica Ltda.	Consultancy in corporate management			x
Gávea Investimentos	Fund management services by contract or commission			x
GC/Capital Empreendimentos e Participações Ltda.	Holding company of non-financial institutions			x
Grant Thornton Brasil	Accounting and tax audit and consulting services			x
Grupo Boticário (Boticário Group)	Wholesale business of cosmetics and beauty products			x
Grupo Itaú Unibanco (Itaú Unibanco Group)	Financial conglomerate	x		
Grupo Natura (Natura Group)	Wholesale business of cosmetics and beauty products			x
Gustavo Loyola Consultoria S/C	Consultancy in economics			x
Hospital de Clínicas de Porto Alegre (HCPA)	Hospital care, first-aid and emergency care unit activities			x
Icatu Holding S.A.	Holding company			x
IFRS Foundation	Production of accounting standards			x
Indústrias Romi S.A.	Machinery			x
Instituto Akatu (Akatu Institute)	Non-governmental organization			x
Instituto Alana (Alana Institute)	Non-governmental organization			x
Instituto Brasileiro de Ciência Bancária (IBCB – Brazilian Institute of Banking Science)	Institutes and foundations			x
Instituto Brasileiro de Relações com Investidores (IBRI – Brazilian Institute of Investors Relations)	Self-regulatory entity			x
Brazilian Institute of Corporate Governance (IBGC)	Associations for the protection of social rights			x
Instituto Brincante (Brincante Institute)	Non-governmental organization			x
Instituto de Arte Contemporânea	Works of art			x
Instituto de Ensino e Pesquisa (INSPER – Learning and Research Institute)	Education Institution			x
Instituto Empreender Endeavor	Organization that supports entrepreneurship and entrepreneurs			x
Instituto Itaú Cultural	Activities of membership organizations related to culture and art	x		
Instituto Unibanco	Activities of membership organizations related to culture and art	x		
International Integrated Reporting Committee (IIRC)	Global authority and central coordinating body for matters related to Integrated Accounting Reporting			x
Investimentos e Participações em Infraestrutura S.A.(INVEPAR)	Urban mobility			x
IRB – Brasil Resseguros S.A.	Reinsurance			x

p.67

Itau BBA International plc	Other activities of services rendered mainly to the companies not mentioned previously	x		
Itaú CorpBanca	Multiple-service banking, with commercial portfolio	x		
Itaú Social:	Associations for the protection of social rights	x		
Itaú Unibanco Holding S.A.	Holding company	x		
Itaú Unibanco S.A.	Multiple-service banking, with commercial portfolio	x		
Itaúsa S.A.	Holding company		x	
Itautec S.A.	Investment in other companies in Brazil and abroad, particularly in those engaged in the manufacture and sale of banking and commercial automation equipment and provision of services		x	
IUPAR – Itaú Unibanco Participações S.A.	Holding company		x	
J. P. Morgan Chase	Holding company			x
L. Dias Advogados	Law firm			x
Lean Enterprise Institute (LEI)	Non-profit organization			x
Luizaseg Seguros S.A.	Property and casualty insurance			x
Magazine Luiza S.A.	Retail business			x
Mastercard Incorporated	Payment institution			x
Metalúrgica Gerdau S.A.	Steel and iron			x
Museu de Arte de São Paulo (MASP – São Paulo Art Museum)	Non-profit private museum			x
Museu de Arte Moderna de São Paulo (MAM – São Paulo Museum of Modern Art)	Non-profit civil association			x
Odebrecht S.A.	Construction company			x
Oi S.A.	Telecommunications			x
Ordem dos Advogados do Brasil (Brazilian Bar Association)	Self-regulatory entity			x
Organização Internacional das Comissões de Valores (IOSCO – International Organization of Securities Commissions	Non-profit organization			x
Pão de Açúcar – Companhia Brasileira de Distribuição	Retail business			x
Paraná Auditores	Accounting and tax audit and consulting services			x
Parnaíba Gás Natural	Extraction of oil and natural gas			x
Petrobrás Distribuidora S.A.	Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company			x
Petrobrás Gás S.A.(GASPETRO)	Oil exploitation, extraction and refining			x
Petrobrás Transportes S.A.(TRANSPETRO)	Maritime transport			x
Petróleo Brasileiro S.A.	Oil exploitation, extraction and refining			x
Pinheiro Neto Advogados	Accounting and tax audit and consulting services			x
PricewaterhouseCoopers	Accounting and tax audit and consulting services			x
Raia Drogasil	Pharmaceutical industry			x
Redecard S.A.	Payment institution	x		
Revista de Direito das Sociedades e dos Valores Mobiliários (RDSVM – Law Journal of Companies and Securities)	Publishing company			x
RMB Assessoria e Consultoria Empresarial e Contábil EIRELI	Business consulting			x
Royal Institution of Great Britain	Non-profit organization			x
Sensedia	Integration solutions			x
Serasa S.A.	Information services			x
Sindicato dos Bancos no Estado de São Paulo (Union of Banks of the State of São Paulo)	Union			x
Spaipa S.A.Indústria Brasileira de Bebidas	Beverage manufacturing and distribution			x
Tecnologia Bancária (TECBAN)	ATMs	x		
Tekno S.A.Indústria e Comércio	Metal product manufacturing			x
Telet S.A.	Telephone company			x
Tendências Conhecimento Assessoria Econômica Ltda.	Consultancy			x

p.68

Tendências Consultoria Integrada S/S Ltda.	Consultancy			x
Totvs S.A.	Technology			x
Universidade Estadual de Campinas (UNICAMP)	Education institution			x
Vale S.A.	Mining company			x
Ventor Investimentos Ltda.	Fund management services by contract or commission			x
XP Inc.	Holding company			x
XP Investimentos S.A.	Holding company of non-financial institutions			x
XPRIZE	Non-profit organization			x
Yazbek Advogados	Law firm			x

12.9. Existence of a marital relationship, stable union or kinship of up to second degree between:
a) Issuer's management members;
b) (i) Issuer's management members and **(ii)** management members of the issuer's direct or indirect subsidiaries;
c) (i) Management members of the issuer or of its direct or indirect subsidiaries and **(ii)** Issuer's direct or indirect parent companies;
d) (i) Issuer's management members and **(ii)** management members of the Issuer's direct or indirect parent companies;

a) Issuer's management members:
• Alfredo Egydio Setubal (Member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).
• João Moreira Salles (Member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).
• Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is cousin of Ricardo Villela Marino (Vice Chairman of the Board of Directors).

b) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect subsidiaries:
• Not applicable.

c) (i) Management members of the issuer or of its direct or indirect subsidiaries and (ii) issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer's controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer's controlling group;

• Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the Issuer's controlling group;

• Ana Lúcia de Mattos Barreto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the Issuer's controlling group.

d) (i) Issuer's management members and (ii) management members of the issuer's direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações;

• João Moreira Salles (Member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

p.69

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent company Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino is also a management member of the controlling company Companhia Esa; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent company Companhia Esa. 12.10. Inform on the subordination, service provision or control relationships maintained for the last three years between the issuer’s management members: a) Issuer’s direct or indirect subsidiary, except for those in which the Issuer holds, directly or indirectly, the total capital stock; b) Issuer’s direct or indirect parent company; c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people a) Issuer’s direct or indirect subsidiary, except for those in which the issuer holds, directly or indirectly, the total capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Issuer’s direct or indirect parent company: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiaries or parent companies or subsidiaries of any of these people: Not applicable. p.70

ATTACHMENT IV ITEM 13 OF ATTACHMENT 24 TO CVM INSTRUCTION 480/09 13.1. Describe the policy or practice for the compensation of the Board of Directors, statutory and non-statutory executive board, supervisory council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects: a) the objectives of the compensation policy or practice, stating whether the compensation policy was formally approved, the body responsible for its approval, approval date and, if the issuer discloses the policy, where this document can be consulted on the web: Compensation governance Our compensation strategy adopts clear and transparent processes, aimed at complying with the applicable regulation and the best local and international practices, as well as at ensuring consistency with our risk management policy. Formally approved on February 23, 2021 by the Board of Directors, our compensation policy is aimed at consolidating our compensation principles and practices so as to attract, reward, retain and motivate management members and employees in the sustainable running of the business, subject to proper risk limits and always in line with the stockholders’ interests. The guidelines in the Compensation Policy also apply to companies of the Itaú Unibanco Conglomerate abroad, adjusted to the specific laws and markets, at the discretion of the personnel department. In 2017, the Extraordinary General Stockholders’ Meeting approved the formalization and ratification of the Stock Grant Plan (“Stock Grant Plan”) in order to consolidate general rules in connection with long-term incentive programs involving stock grants to management members and employees of the Issuer and of its direct and indirect controlled companies, in accordance with Instruction No. 567/15 of the Brazilian Securities and Exchange Commission (CVM). Among the programs mentioned in the Stock Grant Plan, managed by the Compensation Committee, and with the Issuer’s management members as target audiences, are: the Variable Stock-Based Compensation (item 5.1.1. of the document), the Fixed Stock-Based Compensation (item 5.1.2 of the document, for members of the Board of Directors only), and the Partners Program (item 5.1.4 of the document), also included in the information provided in this item 13. The Stock Grant Plan is available on: https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Grant Plan. Additionally, in order to further increase the transparency of our compensation model, in 2020 we started to disclose a document that consolidates the main practices and principles underlying the payment of our management members’ compensation. This document, referred to as the Compensation Policy, discloses to the public in general compensation model bases and is available on https://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Rules and Policies > Policies > Management Members’ Compensation Policy. Additionally, in 2019 the Compensation Committee determined that the Executive Committee members should retain the ownership of a minimum number of the Issuer’s shares equivalent to ten times the annual fixed compensation of the CEO and to five times the annual fixed compensation of the other members. By December 31, 2021, the CEO and the majority of the members of the Executive Committee complied with the minimum ownership requirement, which must be complied with within up to five years after the members take office. For 2022, the requirement remains the same. The new members of the Executive Committee and the CEO have a period of five years to comply with this requirement. The Issuer also has a Stock Option Granting Plan (“Stock Option Plan”) for its management members and employees, as well as for the management members and employees of its controlled companies, allowing the alignment of the interest of management members to those of the stockholders, as they share the same risks and gains provided by the appreciation of their shares. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS. For further information on the Stock Option Plan, please see subitems 13.4, 13.5, 13.6, 13.7, and 13.8. The Personnel Committee is responsible for making institutional decisions and supervising the implementation and operation of the Stock Option Plan. p.71

For further information on the responsibilities and duties of the Personnel Committee and the Compensation Committee, please see item 12.1 of the Reference Form available on the website https://www.itau.com.br/investor.relations > Reports > CVM > Reference Form. For illustrative purposes, the year to which the compensation refers will be considered regardless of the year in which it was effectively assigned, paid or recognized in the financial statements. b) compensation composition, indicating: i—description of the compensation elements and the objectives of each one In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer establishes a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. p.72

ii – with respect to the past three years, state the proportion of each element to total compensation

	Year	Monthly fixed compensation	Annual fixed compensation	Annual variable compensation	Benefits
Board of Directors	2021	25%	20%	53%	2%
	2020	27%	30%	41%	2%
	2019	22%	23%	53%	2%
Board of Officers	2021	8%	0%	91%	1%
	2020	14%	0%	83%	3%
	2019	8%	0%	91%	1%
Supervisory Council	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%
Audit Committee	2021	100%	0%	0%	0%
	2020	100%	0%	0%	0%
	2019	100%	0%	0%	0%

iii - calculation and adjustment methodology for each of the compensation elements

The fixed compensation of members of the Board of Directors and Board of Officers, as well as the benefit plan granted to officers, is not impacted by performance indicators.

Board of Directors: The compensation to members of the Board of Directors is in line with market practices and takes into account the members' résumés, their history at the Issuer and the activities they carry out within the scope of the Board of Directors itself, their service as Chair of the Board and any other duties they may perform. Accordingly, different compensation may be paid to these members, and it may even differ in relation to members of the Board of Officers. This practice is in line with the Issuer's purpose of attracting outstanding professionals from different fields with distinct expertise and professional experiences.

a) **Monthly fixed compensation:** it is in line with market practices and revised frequently enough to attract qualified professionals.

b) **Annual fixed compensation in shares:** the annual fixed compensation due to the members of the Board of Directors is paid in preferred shares of the Issuer.

c) **Annual variable compensation in shares:** for variable compensation in shares paid to members of the Board of Directors, the compensation follows the same deferral terms, conditions and calculation of the value of the shares presented in item "b) ii" below, which describes the delivery of preferred shares of the annual variable compensation. To ensure its compatibility with the value creation, this compensation takes into account Itaú Unibanco Holding's results and may be adjusted by the Compensation Committee.

Board of Officers:

a) **Monthly fixed compensation:** it is established in accordance with the position held and based on the internal equality principle, since all officers holding the same position earn the same monthly fixed compensation amount, also providing mobility across our different businesses. Fixed compensation amounts are defined taking into account market competitiveness.

p.73

b) Annual variable compensation(1) (1) Within the limits established by legislation, the compensation of the Officers in charge of internal control and risk departments is not related to the performance of the business areas they control and assess so as to avoid any conflicts of interest. However, even though the compensation is not impacted by the results of the business areas, it is still subject to the impact arising from the Company’s results. b) i. Distribution of annual variable compensation(2): (2) In accordance with Resolution No. 3,921 of the National Monetary Council (CMN), a portion of the variable compensation must be deferred. p.74

b) ii. Delivery of preferred shares related to the annual variable compensation of the Board of Officers: Supervisory Council: the members of the Supervisory Council are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. In accordance with applicable legislation, compensation to each acting member of the Supervisory Council cannot be lower than 10% of the fixed compensation assigned to each officer (i.e., not including benefits, representation allowances and profit sharing). Audit Committee: the members of the Audit Committee are paid only a monthly fixed compensation amount and are not entitled to the benefit plan. For those members of the Audit Committee who are also members of the Board of Directors, the compensation policy of the Board of Directors is adopted. iv—reasons that justify the composition of compensation In addition to the annual variable compensation, which seeks to bind members receiving this compensation to the Issuer’s projects and results, the Issuer has established a Partners Program intended to align risk management in the short-, medium- and long-terms, as well as align the interests of the participants of the program with those of our stockholders providing them with benefits that are proportional to the gains obtained by the Issuer and its stockholders. Stock-based payment models are in accordance with the principles sought by the Issuer, since they operate as tools to motivate development, individual commitment and retention of management members since stock-based payments are made in the long term. v—number of members who are not compensated p.75

There are no members who are not compensated. c) main performance indicators that are taken into consideration in determining each compensation element: i) Board of Directors The fixed compensation of the Board of Directors is not impacted by performance indicators. For payment of variable stock-based compensation to members of the Board of Directors, to ensure its compatibility with long-term value creation, this compensation takes into account Itaú Unibanco Holding’s results, and may be adjusted by the Compensation Committee. ii) Officers The fixed compensation of officers is not impacted by performance indicators. On the other hand, the variable compensation is subject to a performance assessment carried out by the supervisor based on the priorities for the year discussed together with the officer who is being assessed. d) how the compensation is structured to reflect the evolution of performance indicators A significant portion of the total amount paid to officers is in the form of variable compensation, which is directly affected by performance indicators. Therefore, the better the indicators, the higher the compensation and vice versa. p.76

e) how the compensation policy or practice is in line with the issuer’s short-, medium- and long-term interests The management members’ compensation must be compatible with the risk management policy and formulated so as to not encourage behaviors that increase risk exposure above the levels considered prudent in the short-, medium- and long-term strategies adopted by the institution. The annual variable compensation takes into account three factors: the management member’s performance; the results of the business area; and/or the Issuer’s results, and is paid as follows: 30% in cash on demand and 70% in the Issuer’s preferred shares or stock-based instruments, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Additionally, the Issuer has an institutional program referred to as the Partners Program, through which management members and employees with a history of outstanding contribution and distinctive performance are entitled to use part or their total annual variable compensation to purchase the Issuer’s preferred shares (“Own Shares”). If they hold the ownership of these Own Shares, free of any liens or encumbrances and of other suspensive conditions provided for in the Program Regulation, for three- and five-year terms as from the initial investment, the return on investment will be through the receipt of the Issuer’s preferred shares (“Partners Shares”) also for three- and five-year terms. These Partner’s Shares received as a consideration will remain under a lock-up for a five-year period as from the initial investment in the Own Shares. Therefore, variable compensation is paid within at least three and at the most five years, and during this period it is subject to a possible reduction due to significant decreases in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. On the other hand, in the Partners Program, the shares received in the aforementioned periods, in addition to remaining subject to a decrease in recurring net income, are also subject to the risk of price variations in the Issuer’s preferred shares for up to five years. This structure reflects the intention of aligning risk management over time, in addition to providing benefits to management members based on performance in the same proportion as it benefits the Issuer and its stockholders. f) the existence of compensation supported by direct or indirect subsidiaries, controlled companies or controlling stockholders: The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in this item 13 already include the total compensation paid by the Issuer and its controlled companies. g) the existence of any compensation or benefit related to the occurrence of a given corporate event, such as the disposal of the Issuer’s stockholding control: There is no compensation or benefit related to the occurrence of a corporate event, even though it is possible at the Issuer’s discretion. h) the practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and board of officers, indicating: i. the issuer’s bodies and committees that take part in the decision-making process, identifying how they do so We have a statutory Compensation Committee that reports to the Board of Directors, and its duties include: p.77

Another body involved in the governance of management compensation is the Personnel Committee, which also reports to the Board of Directors and its duties include: i.i. In relation to the Stock Option Plan: a. being responsible for institutional decisions and overseeing their implementation and operation; and b. approving grants of Simple Options. i.ii. In relation to the Partners Program: a. being responsible for the rules related to the nomination and removal of beneficiaries. ii. the criteria and methodology used to determine individual compensation, indicating whether studies are used to check market practices and, if so, the comparison criteria and the scope of these studies We adopt compensation and benefit strategies that vary according to the area of activity and market parameters. We periodically check these parameters through: • commissioning salary surveys conducted by specialized consultants; • participating in surveys conducted by other banks; and • participating in specialized forums on compensation and benefits. iii. how often and how the board of directors assesses the adequacy of the issuer’s compensation policy The Board of Directors assesses the adequacy of the Issuer’s compensation policy at least annually. The Compensation Committee previously assesses and proposes improvements in the compensation policy, if applicable. After this detailed analysis by the Compensation Committee, the policy is submitted to the Board of Directors for appreciation. p.78

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2022 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	12.00	25.00	6.00	43.00
Number of compensated members	12.00	25.00	6.00	43.00
Annual fixed compensation, comprising:	**29,165,325**	**36,626,545**	**1,116,000**	**66,907,870**
Salary or management fees	15,960,000	35,040,000	1,116,000	52,116,000
Direct and indirect benefits	485,325	1,586,545	n/a	2,071,870
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	12,720,000	0	0	12,720,000
Annual variable compensation, comprising:	0	0	n/a	0
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	(2)	(2)	(2)	(2)
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	740,875	2,864,883	0	3,605,757
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	45,093,801	385,508,573	n/a	430,602,373
Total compensation	**75,000,000**	**425,000,000**	**1,116,000**	**501,116,000**

It is proposed that the 2022 Annual General Stockholders' Meeting approve an aggregate compensation amount of R$500 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. For the Supervisory Council, the proposal is for the Annual General Stockholders' Meeting to approve a monthly individual compensation of R$22,000 for the effective members and of R$9,000 for the alternate members. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. We would like to clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), differently from what was reported in previous years, according to specific notes.

p.79

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2021 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	12.50	25.50	6.00	44.00
Number of compensated members	12.50	25.50	6.00	44.00
Annual fixed compensation, comprising:	**26,958,355**	**36,307,678**	**749,000**	**64,015,033**
Salary or management fees	14,793,167	34,786,961	749,000	50,329,127
Direct and indirect benefits	465,188	1,520,717	n/a	1,985,906
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	11,700,000	0	0	11,700,000
Annual variable compensation, comprising:	5,294,693	83,533,379	n/a	88,828,072
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	5,294,693	83,533,379	n/a	88,828,072
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees)	n/a	n/a	n/a	n/a
Post-employment benefits	727,905	3,067,495	n/a	3,795,400
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	25,515,769	302,633,438	n/a	328,149,207
Total compensation	**58,496,721**	**425,541,991**	**749,000**	**484,787,712**

The 2021 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$450 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.
3. We would like to clarify that, according to the guidance of the CVM/SEP/CIRCULAR LETTER No. 1/2021, the amounts presented in the table above do not include amounts related to Social Security (INSS), differently from what was reported in previous years, according to specific notes.

p.80

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2020 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.50	19.80	6.00	37.30
Number of compensated members	11.50	19.80	6.00	37.30
Annual fixed compensation, comprising:	**30,319,953**	**33,343,942**	**876,000**	**64,539,895**
Salary or management fees	14,173,000	26,018,051	715,000	40,906,051
Direct and indirect benefits	463,028	1,471,829	n/a	1,934,858
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees)	15,683,925	5,854,061	161,000	21,698,986
Annual variable compensation, comprising:	**3,425,423**	**44,638,313**	n/a	**48,063,735**
Bonuses	(1)	(1)	(1)	(1)
Profit Sharing	3,425,423	44,638,313	n/a	**48,063,735**
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	581,843	5,825,294	n/a	6,407,137
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	17,227,457	147,485,182	n/a	164,712,639
Total compensation	**51,554,676**	**231,292,731**	**876,000**	**283,723,406**

The 2020 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. (1) As mentioned in item 13.1 and shown in the table above, the annual variable compensation model should be recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.
3. Due to Empresas.Net (CVM's system) systemic structure, we clarify that: (i) the amounts in "Other (fees and/or INSS)" refer to fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.
4. The compensation of the members of the Board of Directors who also perform executive duties in the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$4,364,438 and Board of Officers, R$11,661,818. For further information on the Partners Program, please see item 13.1.
7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP/CIRCULAR LETTER No. 1/2017.

p.81

13.2- With respect to the compensation of the Board of Directors, Board of Statutory Officers, and FiscalCouncil for the past three years and to that determined for the current year, please prepare a table containing:

Total compensation predicted for 2019 - Annual Amounts

	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
Number of members	11.75	21.00	6.00	38.75
Number of compensated members	11.75	21.00	6.00	38.75
Annual fixed compensation, comprising:	**28,695,774**	**28,725,299**	**927,000**	**58,348,072**
Salary or management fees	13,560,000	22,320,000	756,000	36,636,000
Direct and indirect benefits	839,274	1,383,299	n/a	2,222,572
Compensation for participation in committees	n/a	n/a	n/a	n/a
Other (special fees and/or INSS)	14,296,500	5,022,000	171,000	19,489,500
Annual variable compensation, comprising:	4,492,146	106,757,590	n/a	111,249,736
Bonuses	(1)	(1)	(1)	(1)
Profit sharing	4,492,146	106,757,590	n/a	111,249,736
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Description of other variable compensation (special fees and INSS)	n/a	n/a	n/a	n/a
Post-employment benefits	605,854	1,999,042	n/a	2,604,896
Benefits arising from termination of mandate	n/a	n/a	n/a	n/a
Stock-based compensation including options	27,732,935	218,050,759	n/a	245,783,694
Total compensation	**61,526,708**	**355,532,690**	**927,000**	**417,986,398**

The 2019 Annual General Stockholders' Meeting approved an aggregate compensation amount of R$380 million for the members of the management bodies, regardless of the year in which these amounts are effectively assigned or paid. The Annual General Stockholders' Meeting approved the monthly individual compensation of R$15,000 for the effective members and of R$6,000 for the alternate members of the Supervisory Council. The approved compensation amounts may be paid either in local currency, the Issuer's shares or any other manner management finds convenient. The amounts will be paid in the proportions described in the table above.

In addition to the amounts approved by the Annual General Stockholders' Meeting, the members of the management bodies will receive statutory profit sharing, according to paragraph 1, Article 152, of Brazilian Corporate Law, limited to the annual compensation of management members approved at the Annual General Stockholders' Meeting or to 10% of the Issuer's profit, whichever is lower.

Notes:

1. As mentioned in item 13.1 and shown in the table above, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares). Therefore, the bonus item is zero.
2. The portions in shares or stock-based instruments were shown in the "Stock-based compensation" line, and were not stated under "Variable compensation". For illustrative purposes, this item will take into consideration the year to which the compensation refers, regardless of the year in which it is effectively assigned, paid or recognized in the financial statements.
3. Due to the systemic structure of Empresas.Net (CVM's system), we clarify that: (i) the amounts in "Other (fees and/or INSS)"refer to fixed fees in shares and INSS for the Board of Directors, and INSS for the Board of Officers and Supervisory Council; and (ii) the amounts presented in "Stock-based compensation" include the amounts corresponding to INSS related to these installments.
4. The compensation of the members of the Board of Directors who also perform executive duties at the Issuer and/or its controlled companies is defined according to the provisions of the compensation policy applicable to the Board of Officers. Accordingly, the amounts related to the compensation of these members are fully included only in the table related to the Board of Officers' compensation. This note is applicable to items 13.3, 13.5, 13.6, 13.7, 13.10, 13.13, and 13.15.
5. The compensation of many members of the Board of Officers is supported by controlled companies (please see subitem 13.15), and the amounts indicated in subitem 13.2 already include the total compensation paid by the Issuer and its controlled companies.
6. The average compensation amount per member was: Board of Directors, R$5,236,316 and Board of Officers, R$16,930,128. For further information on the Partners Program, please see item 13.1.

p.82

7. The number of members of each body is calculated based on the assumptions defined by the CVM/SEP/CIRCULAR LETTER No. 1/2017.

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2022 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	12.00	25.00	6.00	43.00
c number of compensated members	12.00	25.00	6.00	43.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	(2)	(2)	(2)	(2)
ii maximum amount provided for in the compensation plan	(2)	(2)	(2)	(2)
iii amount provided for in the compensation plan, should the targets established be	(2)	(2)	(2)	(2)
iv amount effectively recognized in income or loss	(2)	(2)	(2)	(2)

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 36,075,041; d ii 45,093,801; d iii 45,093,801; d iv n/a.

   Board of Officers: e i 308,406,858; e ii 385,508,573; e iii 385,508,573; e iv n/a.

   Supervisory Council: n/a.

2. (2) "Profit sharing" amounts (paid in cash) are not included in the table above, which only shows the estimated breakdown of the aggregate compensation amounts to be approved by stockholders at the Annual General Stockholders' Meeting.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Holding Partners: 30% after three years and 70% after five years; and to the Associates: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

p.83

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

Predicted for 2021 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	12.50	25.50	6.00	44.00
c number of compensated members	12.50	25.50	6.00	44.00
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established be	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	4,235,754	66,826,703	n/a	71,062,457
ii maximum amount provided for in the compensation plan	6,353,631	100,240,055	n/a	106,593,686
iii amount provided for in the compensation plan, should the targets	5,294,693	83,533,379	n/a	88,828,072
iv amount effectively recognized in income or loss for the fiscal year	5,294,693	83,533,379	n/a	88,828,072

Notes:

3. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 25,754,000; d ii 42,923,000; d iii 42,923,000; d iv 25,515,769.

   Board of Officers: e i 199,667,000; e ii 332,778,000; e iii 332,778,000; e iv 302,633,438.

   Supervisory Council: n/a.

4. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered to the Holding Partners: 30% after three years and 70% after five years; and to the Associates: 50% after three years and 50% after five years from the date the cash portion related to the fiscal year was paid (shown in note 1 above).

p.84

13.3 With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2020 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	11.50	19.80	6.00	37.30
c number of compensated members	11.50	19.80	6.00	37.30
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
iv amount effectively recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,056,000	26,784,000	-	28,755,000
ii maximum amount provided for in the compensation plan	4,797,000	62,495,000	-	67,094,000
iii amount provided for in the compensation plan, should the targets established	3,426,000	44,639,000	-	47,924,000
iv amount effectively recognized in income or loss for the fiscal year	3,426,000	44,639,000	-	47,924,000

Notes:

5. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 18,219,000; d ii 30,365,000; d iii 30,365,000; d iv 17,227,000.

   Board of Officers: e i 163,371,000; e ii 271,938,000; e iii 271,938,000; e iv 147,485,000.

   Supervisory Council: n/a.

6. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

The variable compensation for the year includes: (i) 30% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 70% payable in shares in the following three years, from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three years (50%) and five years (50%) from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

p.85

13.3. With respect to the variable compensation of the Board of Directors, Board of Statutory Officers, and Fiscal Council for the past three years and to that determined for the current year, please prepare a table containing:

For the fiscal year 2019 — R$, except if otherwise indicated

a body	Board of Directors	Statutory Board of Officers	Fiscal Council	Total
b number of members (people)	11.75	21.00	6.00	38.75
c number of compensated members	11.75	21.00	6.00	38.75
d With respect to bonuses:				
i minimum amount provided for in the compensation	(1)	(1)	(1)	(1)
ii maximum amount provided for in the compensation plan	(1)	(1)	(1)	(1)
iii amount provided for in the compensation plan, should the targets established	(1)	(1)	(1)	(1)
iv amount effectivelly recognized in income or loss for the fiscal year	(1)	(1)	(1)	(1)
e With respect to profit sharing:				
i minimum amount provided for in the compensation	2,696,000	64,055,000	-	66,751,000
ii maximum amount provided for in the compensation plan	6,291,000	149,462,000	-	155,753,000
iii amount provided for in the compensation plan, should the targets established	4,493,000	106,758,000	-	111,251,000
iv amount effectivelly recognized in income or loss for the fiscal year	4,493,000	106,758,000	-	111,251,000

Notes:

1. (1) As mentioned in item 13.1, the annual variable compensation model is recorded in "Profit sharing" (paid in cash) and "Stock-based compensation" (paid in shares) of item 13.2. Therefore, the bonus item is zero.

   As there is no "Stock-based compensation" line in this item, we inform these amounts (recorded in "Stock-based compensation" of item 13.2) as follows:

   Board of Directors: d i 22,112,000; d ii 36,852,000; d iii 36,852,000; d iv 27,733,000.

   Board of Officers: e i 165,614,000; e ii 276,023,000; e iii 276,023,000; e iv 218,051,000.

   Supervisory Council: n/a.

   The minimum and maximum amounts described above were indicated based on budget and management expectations. However, these amounts may vary based on the Issuer's results, the results of the department in which the management member works, their performance, and it is also possible that the variable compensation is not paid in the case of a reduction in the results of the Issuer or of the business area during the deferral period.

2. The minimum and maximum amounts described in the table above and in the previous note were indicated based on budget and management expectations for the year.

   The variable compensation for the year includes: (i) 50% effectively paid in cash in the year following the related fiscal year (shown in item "e"); and (ii) 50% payable in shares in the following three years, counted from the date the cash portion was paid (shown in note 1 above). In addition, it includes the Partners Shares to be delivered after three years (50%) and five years (50%) from the date the cash portion related to the related fiscal year was paid (shown in note 1 above).

13.4 With respect to the stock-based compensation plan for the Board of Directors and statutory Board of Officers in effect last year and determined for the current year, please describe:

a) General terms and conditions

Clarifications – how to disclose information

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered under the Compensation Policy; (2) shares or stock-based instruments delivered under the Partners Program; and (3) options granted under the Stock Option Granting Plan ("Stock Option Plan"), as described below.

(1) Compensation Policy – stock-based compensation

p.86

Annual fixed compensation in shares: This compensation is paid to the members of the Board of Directors, provided they have fully completed their terms of office. The purpose is to reward the contribution made by each member to the Itaú Unibanco Conglomerate. The annual fixed compensation takes into account the history and résumé of members, in addition to market conditions and other factors that may be agreed between the member of the Board of Directors and Itaú Unibanco Conglomerate. To calculate the value of the shares used to make up the compensation payable in shares or stock-based instruments, we use the average price of Itaú Unibanco Holding’s preferred shares on B3 – Bolsa, Brasil, Balcão (“B3”) in the thirty (30) days prior to the calculation, which will be carried out on the seventh (7th) business day prior to granting the shares or paying the compensation. The number of shares is calculated and granted every three years, and these shares are delivered proportionally to the number of terms of office completed in the period. Annual variable compensation in shares: (2) Partners Program Aimed at aligning the interests of our officers and employees with those of our stockholders, this program provides participants with the opportunity to invest in our preferred shares (ITUB4), sharing short-, medium- and long-term risks. This program is aimed at officers and employees in view of their history of contribution, relevant work and also outstanding performance. It has two types of nominations: partners and associates. The main differences are as follows: p.87

Patner of The Holding Company Partners Program Participants of the Partners Program are entitled to use part of the Annual variable compensation to purchase preferred shares (ITB4). p.88

In 2021, in order to make the program more comprehensive and competitive, the number of vacancies was extended. Additionally, with a view to increasing liquidity for the participants, the partners shares are not available for sale for a maximum period of five years and not eight years like in previous years. (3) Stock Option Plan We have a Stock Option Plan through which our officers and employees with outstanding performance are entitled to receive stock options. These options enable them to share the risk of the price fluctuations of our preferred shares (ITUB4) with other stockholders and are intended to integrate participants of this program into the Conglomerate’s development process in the medium- and long-terms. Our Personnel Committee manages the Stock Option Plan, including matters such as strike prices, vesting periods and terms of the options, in accordance with the rules provided for therein. The options may only be granted to participants if earnings are in sufficient amounts to be distributed as mandatory dividends. No option has been granted under our Stock Option Plan since 2012. For further information on Changes in the Plan, please see Note 20 to the Financial Statements under IFRS. For further information on the Stock Option Plan, please see the Investor Relations website: http://www.itau.com.br/investor-relations/ > Itaú Unibanco > Corporate Governance > Regulations and Policies > Grant Plan. b) Main objectives of the plan The primary purpose of the stock-based compensation models is to align management members’ interests with those of the Issuer’s stockholders, as they share the same risks and earnings provided by the appreciation of their shares. c) How the plan contributes to these objectives The stock-based payment models are intended to motivate management members to contribute to the Issuer’s good performance and share appreciation, as they may actively take part in the results of this appreciation. Accordingly, the institution achieves the objective of the stock-based payment models by engaging the management members in the organization’s long-term strategies. Meanwhile, the management members take part in the appreciation of shares of the Issuer’s capital. d) How the plan is inserted in the issuer’s compensation policy Stock-based payment models are in conformity with the principles pursued by the Issuer, since they (i) tie up management members to the Issuer’s projects and results in the long-term, (ii) work as tools that motivate individual development and commitment, and (iii) retain management members since the stock-based payments are made in the long term. e) How the plan aligns the short-, medium- and long-term interests of management members and the Issuer The stock-based payment models are aligned with the interests of the Issuer and management members, since by enabling management members to become stockholders of the Issuer they are encouraged to act from the perspective of “owners” of the business, therefore aligning their interests with those of the stockholders. Additionally, they motivate management members to remain at the Issuer, since the general rule establishes that if they leave, they lose their rights to stock-based payments (please see subitem “n” of item 13.4). f) Maximum number of shares covered by the plan In order to limit the maximum dilution to which stockholders may be subject: the sum of (i) the shares to be used as compensation, in accordance with Resolution No. 3,921 of the National Monetary Council (CMN), including those related to the Partners Program and other stock-based compensation programs of the Issuer and its controlled companies; and (ii) the options to be granted every year may not exceed the limit of 0.5% of all Issuer’s shares that stockholders hold at the balance sheet date of the same year. p.89

In the event that the number of shares delivered and options granted, in any given year, is below the limit of 0.5% of the total shares as mentioned in the paragraph above, the resulting difference may be added for compensation or option granting purposes in any of the following seven (7) fiscal years. g) Maximum number of options to be granted Idem to item f) above. h) Conditions for acquisition of shares Stock-based compensation: shares are acquired over the long-term, since out of the total annual variable compensation, 30% is paid in cash on demand and 70% is paid upon the delivery of shares, deferred for payment within three years, in the proportion of 1/3 of the amount due per year. Partners Program: If they hold the ownership of these Own Shares, free of any liens or encumbrances or other suspensive conditions provided for in the Program Regulation for three- and five-year terms as from the initial investment, the return on the investment will be through the receipt of Partners Shares also for three- and five-year terms. Stock Option Plan: shares are purchased as a result of exercising an option granted under the Stock Option Plan, provided that the vesting period has elapsed (please see subitem “j” below), upon the payment of the strike price (please see subitem “i” below). Additionally, options may be terminated under certain circumstances, such as termination of relationship (statutory or contractual) between the Beneficiary and the Itaú Unibanco Conglomerate companies before the vesting period (please see subitem “n” below). i) Criteria for setting up the purchase or strike price Stock-based compensation: to calculate the reference price of the Issuer’s preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the (thirty) 30 days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Partners Program: to calculate the reference price of the Issuer’s preferred shares that are used to compose the stock-based compensation, the average closing price of the shares on B3 in the (thirty) 30 days prior to the calculation will be used. Such average price should be calculated on the seventh (7th) business day prior to the stock grant date. Stock Option Plan: purchase and strike prices are set up by the Personnel Committee upon the granting of the option and will be determined as follows: The option strike price is established based on the average price of the Issuer’s preferred shares at the trading sessions of B3 in the last three months of the year prior to the grant date. The prices thus established will be adjusted up to the last business day of the month prior to the exercise of the option based on the General Market Price Index (IGP-M) or, in its absence, an index designated by the Personnel Committee, and they must be paid within a term equal to that in force for settling operations on B3. j) Criteria for defining the exercise period Stock-based compensation: not applicable, since there is no exercising of options but rather a delivery of shares. Partners Program: not applicable, since there is no exercising of options but rather a delivery of shares. Stock Option Plan: options may only be exercised after the vesting period and outside the lock-up periods established by the Personnel Committee. The vesting period of each series will be established by the Committee upon its issue and may last from one to seven years as from the year of its issue. As a rule, the vesting period determined by the Committee is five (5) years. k) Settlement method Stock-based compensation: settlement occurs through the delivery of shares after deferral periods. Partners Program: settlement occurs through the delivery of Partners Shares after the deferral periods provided for in the Program. p.90

Stock Option Plan: the Beneficiary will pay the strike price in cash to the Issuer, subject to the rules and conditions established by the Personnel Committee. l) Restrictions on the transfer of shares Stock-based compensation: after receiving the shares within one, two or three years, there will be no restrictions to the share transfer. If the executive chooses to invest these shares in the Partners Program as Own Shares, these shares will become unavailable for three and five years from the investment date. Partners Program: after receiving the Partners Shares within three and five years after the initial investment date, such shares will become unavailable for a period of five years from the initial investment date. Stock Option Plan: the availability of shares subscribed by Beneficiaries by means of the exercise of the option may be subject to additional restrictions, according to resolutions to be adopted by the Personnel Committee when they are granted. Therefore, the percentage of the shares that must remain unavailable, as well as the period of this unavailability, will be defined by this Committee. As a rule, the period of this unavailability defined by the Committee is two (2) years after the option is exercised. m) Criteria and events that, when verified, may cause the suspension, change or termination of the plan Stock-based compensation: deferred shares may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related to actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the compensation model may be amended upon approval from the Compensation Committee and the Board of Directors. Partners Program: Partners Shares yet to be received may not be delivered in the event of a significant decrease in realized recurring net income of the Issuer or to a negative result of the applicable business area, except when the reduction or negative result arises from extraordinary, unpredictable events outside the Itaú Unibanco Conglomerate, which also affect other financial institutions and are not related actions or omissions of management members. The Compensation Committee may decide to apply a malus even in these cases. Additionally, the Partners Program may be amended upon the approval of the Compensation Committee or the Personnel Committee. Stock Option Plan: the Personnel Committee may suspend the exercise of the options under justifiable circumstances, such as significant market fluctuations or legal or regulatory restrictions. Additionally, the Stock Option Plan may only be amended or terminated if so proposed by the Personnel Committee to the Board of Directors and subsequently approved at an Extraordinary General Stockholders’ Meeting. n) Effects of the departure of management members from the Issuer’s bodies on their rights provided for in the stock-based compensation plan Stock-based compensation: the general rule when a member leaves is the termination of shares granted but not yet delivered. However, subject to the criteria established in the Compensation Policy, the Personnel Committee may determine the non-termination of these shares. Partners Program: the general rule when a member leaves is the termination of the Partners Shares granted but not yet delivered. However, subject to the criteria established in the internal charter, the Personnel Committee may determine the non-termination of these shares. Stock Option Plan: the general rule is that any Beneficiaries managing the Itaú Unibanco Conglomerate who resign or are removed from their office will have their options expired automatically. Management members’ stock options will expire on the date such members cease to exercise their office on a permanent basis, that is, in the event of a garden leave agreement (the period of leave prior to the formal termination of the employment or statutory relationship), these options will expire when said agreement becomes effective. However, the aforementioned automatic expiry may not occur if, for example, this member is dismissed simultaneously to their election as a management member of the Itaú Unibanco Conglomerate or if they take up another statutory position at the Itaú Unibanco Conglomerate. Additionally, subject to the criteria established in the internal regulation, the Personnel Committee may choose not to have these options expire. p.91

13.5. With respect to the stock-based compensation to the board of directors and the statutory board of officers recognized in profit or loss for the past three years and to that determined for the current year, prepare a table containing:

For illustrative purposes, in this item we provide information about all stock-based compensation models, as follows: (1) shares or stock-based instruments delivered within the scope of the Compensation Policy; (2) shares or stock-based instruments delivered within the scope of the Partners Program; and (3) the options granted within the scope of the Stock Option Granting Plan ("Stock Option Plan").

For further details with respect to the Compensation Policy and the Partners Program, please see item 13.1. For further information on the Stock Option Plan, please see item 13.4.

13.5 Stock-based compensation - Determined for the 2022 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.00		25.00	
Number of compensated members	12.00		25.00	
option granting year	2022		2022	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.005%	0.019%	0.077%	0.082%
Granting of stock options:				
grant date	04/30/2022	03/01/2023	03/01/2023	03/01/2023
number of options granted	513,317	1,819,766	7,521,505	8,035,742
term for the options to become exercisable	2022	1/3 each year	(2)	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly which do not result from the exercise of the option to purchase shares.

2. (1) Not applicable for shares.

3. (2) Shareholders' shares will be sold to Holding Partners: 30% after three years and 70% after five years and to Partners after three years and 50% after five years.

4. The period of restriction of the shares of partners is five years (100% of the shares).

13.5 Stock-based compensation - Determined for the 2021 fiscal year

Body	Board of Directors		Board of Statutory Officers	
Number of members	12.50		25.50	
Number of compensated members	12.50		25.50	
option granting year	2021		2021	
weighted average strike price of each of the following options:	(1)	(1)	(1)	(1)
(a) outstanding at the beginning of the year	-	-	-	-
(b) lost during the year	-	-	-	-
(c) exercised during the year	-	-	-	-
(d) expired during the year	-	-	-	-
Potential dilution in the case of exercise of all options granted	0.005%	0.015%	0.054%	0.065%
Granting of stock options:				
grant date	05/03/2021	03/01/2022	03/01/2022	03/01/2022
number of options granted	472,155	1,029,692	6,307,494	5,905,316
term for the options to become exercisable	2021	1/3 each year	(2)	1/3 each year
maximum term to exercise option	n/a	n/a	n/a	n/a
term of restriction for the transfer of shares	Without restriction	Without restriction	At the 5th year	Without restriction
fair value of options on the grant date	(1)	(1)	(1)	(1)

1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares).

2. (1) Not applicable for shares.

3. (2) Shareholders' shares will be sold to Holding Partners: 30% after three years and 70% after five years and to Partners after three years and 50% after five years.

4. The period of restriction of the shares of partners is five years (100% of the shares).

p.92

13.5 Stock-based compensation—Determined for the 2020 fiscal year Body Board of Directors Board of Statutory Officers Number of members 11.50 19.80 Number of compensated members 11.50 19.80 option granting year 2020 2020 weighted average strike price of each of the following options: (1) (1) (1) (1) (a) outstanding at the beginning of the year — —(b) lost during the year — —(c) exercised during the year — —(d) expired during the year — — Potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.039% Granting of stock options: grant date 05/04/2020 03/01/2021 03/01/2021 03/01/2021 number of options granted 356,270 491,206 1,790,139 2,743,903 50% at the 3rd year term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year maximum term to exercise option n/a n/a n/a n/a term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction fair value of options on the grant date (1) (1) (1) (1) 1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. (1) Not applicable for shares. 3. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term os restriction to Associates is 70% and 30%, respectively. 4. (1) Not applicable for shares. 13.5 Stock-based compensation—Determined for the 2019 fiscal year Body Board of Directors Board of Statutory Officers Number of members 11.33 21.00 Number of compensated members 11.33 21.00 option granting year 2019 2019 with respect to each stock option grant: (i) grant date 04/30/2019 03/01/2020 03/01/2020 03/01/2020 (ii) number of options granted 362,268 825,763 3,300,922 3,288,484 50% at the 3rd year (iii) term for the options to become exercisable 2020 1/3 each year 1/3 each year 50% at the 5th year (iv) maximum term to exercise option n/a n/a n/a n/a (v) term of restriction for the transfer of shares Without restriction Without restriction At the 5th and 8th year Without restriction (vi) weighted average strike price: (1) (1) (1) (1) (a) outs tanding at the beginning of the year — —(b) lost during the year — —(c) exercised during the year — —(d) expired during the year — — (e) fair value of options on the grant date (f) potential dilution in the case of exercise of all options granted 0.004% 0.008% 0.034% 0.034% 1. For ilustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the option to purchase shares). 2. The term of restriction for Partners is 50% up to the 5th year and 50% up to the 8th year. The term os restriction to Associates is 70% and 30%, respectively. 3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.) 4. (1) Not applicable for shares. p.93

13.6 With respect to the outstanding options of the Board of Directors and the Board of Statutory Officers at the end of the fiscal year, prepare a table containing: Outstanding options at the end of the year ended December 31, 2021 a Body Board of Directors Board of Statutory Officers b Number of members 12.50 25.50 c Number of compensated members 12.50 25.50 d Options not yet exercised i. Number* 2,397,000 1,049,240 502,910 6,896,719 10,099,644 ii. Date on which the options will become exercisable 1/3 each year (2) May, 2021 1/3 each year (2) iii. Maximum term to exercise option n/a n/a n/a n/a n/a iv. Term of restriction to the transfer of shares n/a At the 5th year n/a n/a At the 5th year v. Weighted average strike price for the year (1) (1) (1) (1) (1) vi. Fair value of options in the last day of the fiscal year (1) (1) (1) (1) (1) e Exercisable options i. Number* ii. Date on which the options will become exercisable iii. Maximum term to exercise option iv. Term of restriction to the transfer of shares v. Weighted average strike price for the year vi. Fair value of options in the last day of the fiscal year *Consider the outstanding balance of members only elected by the Issuer. 1. For illustrative purposes, we present all the information related to all stock-based payment models in the table above. Accordingly, although the line items make reference only to the options, we also included the shares delivered directly (which do not result from the exercise of the stock option). 2. The period of restriction of the shares of partners is five years (100% of the shares). 3. The amounts are adjusted by the events occurred in the period (reverse split, bonus, etc.). 4. (1) Not applicable to stock grants. 5. (2) The term of restriction for Partners is 30% up to the 3rd year and 70% up to the 5th year. The term of restriction to Associates is 50% up to the 3rd year and 50% up to the 5th year. p.94

13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised—Year ended December 31, 2021 a Body Board of Directors Board of Statutary Officers b Number of members 12.50 25.50 c Number of compensated members 12.50 25.50 d Options exercised: i. Number of shares 0 0 ii. Weighted average strike price—-iii. Difference between the strike price and the market value of shares relating to the options exercised—-e Shares delivered: i. Number of shares 1,640,711 3,262,848 ii. Weighted average strike price R$ 21.77 R$ 21.77 iii. Difference between the strike price and the market value of shares relating to the options exercised -1,999,340 R$ 4,438,857 Note: 1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised—Year ended December 31, 2020 a Body Board of Directors Board of Statutary Officers b Number of members 11.50 19.80 c Number of compensated members 11.50 19.80 d Options exercised: i. Number of shares 0 0 ii. Weighted average strike price—-iii. Difference between the strike price and the market value of shares relating to the options exercised—-e Shares delivered: i. Number of shares 1,459,386.00 2,411,090 ii. Weighted average strike price 21.77 21.77 iii. Difference between the strike price and the market value of shares relating to the options exercised -175,126 -22,977,688 Note: 1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.7. With respect to the options exercised and shares delivered relating to the stock-based compensation to the Board of Directors and Board of Statutory Officers, for the past three years, prepare a table containing: Options exercised—Year ended December 31, 2019 a Body Board of Directors Board of Statutary Officers b Number of members 11.75 21.00 c Number of compensated members 11.75 21.00 d Options exercised: i. Number of shares 0 0 ii. Weighted average strike price—-iii. Difference between the strike price and the market value of shares relating to the options exercised—-e Shares delivered: i. Number of shares 3,141,019.00 4,139,893 ii. Weighted average strike price 21.75 21.75 iii. Difference between the strike price and the market value of shares relating to the options exercised -29,986,006 -39,521,842 Note: 1. The number of members of each body (item “b”) corresponds to the number of management members that effectively exercised options or received shares, without necessarily representing all the management members of the Issuer. 13.8. Provide a brief description of the information necessary for understanding the data disclosed in items 13.5 to 13.7, such as an explanation of the pricing model for the share and option value, indicating, at least: a) pricing model • Options: the Issuer adopts the Binomial model for option pricing. This model assumes that there are two possible paths for the performance of asset prices – upward or downward. A tree with price paths is built in order to determine the share value on a future date, based on the defined volatility and time interval between the tree steps from pricing to maturity. The pricing process of this model is carried out by adopting the “Backward Induction method”, from the knots of the maturity to the starting point. • Stock-based compensation: the fair value of shares for stock-based compensation is the quoted market price of the Issuer’s preferred shares on the grant date. • Partners Program: the fair value of the Issuer’s shares received is the quoted market price of the Issuer’s preferred shares on the grant date, discounted from expected dividends. b) data and assumptions used in the pricing model, including the weighted average price of shares, strike price, expected volatility, term of the option, dividends expected and risk-free interest rate p.95

• Options: the Binomial pricing model used in the simple options plan takes into account the price assumptions relating to the underlying asset, strike price, volatility, dividend return rate, risk-free rate, vesting period and term of the option. The assumptions used are described below: • Price of the underlying asset: the price of the Issuer´s preferred shares used for calculation is the closing price on B3 on the calculation base date; • Strike price: the strike price previously defined on the option issue, adjusted by the IGP-M variation, is adopted as the option strike price; • Expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, released by B3, adjusted by the IGP-M variation; • Dividend rate: is the average annual return rate in the past three years of Paid Dividends, plus the Interest on Capital of the Issuer’s preferred share; • Risk-Free Interest Rate: the risk-free rate used is the IGP-M coupon rate, up to the option expiration date; • Option expiration date: it will be established by the Personnel Committee upon the option grant, and these options will automatically expire at the end of this term. The term of each stock option series will begin on the issue date and expire at the end of a period that may vary between the minimum of five years and the maximum of ten years; and • Option vesting period: the vesting period of each stock options series will be established by the Personnel Committee on the issue date, and this period may vary between one and seven years as from the issue date. • Stock-based compensation: not applicable, since, unlike other models, the number of shares is fixed based on the compensation amount defined. After it is defined, the amount is converted into a number of shares, taking into account their market value. • Partners Program: the market price of the Issuer’s preferred shares on the grant date is discounted from the average annual return rate for the past three years of dividends and interest on capital. c) Method used and assumptions made to absorb the expected early exercise effects Options: the option pricing uses the Binomial tree and takes into account the options vesting period. The vesting period of each series will be established by the Personnel Committee on the issue date, which may vary from one to seven years as from the grant date. As a rule, the vesting period determined by the Committee is five (5) years. After the end of the vesting period, the option can be exercised at any time until the option expiration date. Stock-based compensation: not applicable. Partners Program: not applicable. d) Method to determine expected volatility Options: expected volatility: calculated based on the standard deviation from the last 84 historical monthly returns of closing prices of the Issuer’s preferred shares, adjusted by the IGP-M variation; Stock-based compensation: not applicable. Partners Program: not applicable. e) If any other characteristic of the option was included in its fair value measurement Options: the historical series is adjusted for splits, bonuses and reverse splits, among others. Stock-based compensation: not applicable. Partners Program: not applicable. p.96

13.9 Inform the number of shares or quotas directly or indirectly held in Brazil and abroad and other securities convertible into shares or quotas issued by the Issuer, its direct or indirect parent companies, subsidiaries or companies under common control, by members of the board of directors, the board of statutory officers, or fiscal council, grouped per body.

Base-date: 12/31/2021

Companies		Controlling Stockholders (1 and 4)			Board of Directors (2 and 4)			Board of Officers (3 and 4)			Fiscal Council (4)			Audit Committee and Bodies with Technical or Advisory Functions (4)		
		Shares			Shares			Shares			Shares			Shares		
		Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred	Total
Issuer	Itaú Unibanco Holding S.A.	4,572,995,838	26,897,589	4,599,893,427	12,516	8,118,399	8,130,915	-	14,115,341	14,115,341	156,035	1,892,820	2,048,855	-	2,149,927	2,149,927
Parent Companies	Companhia E.Johnston de Participações	5,520	11,040	16,560	-	-	-	-	-	-	-	-	-	-	-	-
	Companhia ESA	1,900,830,553	-	1,900,830,553	-	-	-	-	-	-	-	-	-	-	-	-
	Itaúsa S.A.	1,919,910,661	1,048,291,295	2,968,201,956	460	5,590,106	5,590,566	-	11,340	11,340	-	106,050	106,050	-	3,938	3,938
	IUPAR - Itaú Unibanco Participações S.A.	710,454,184	350,942,273	1,061,396,457	-	-	-	-	-	-	-	-	-	-	-	-
Under common control	Alpargatas S.A.	100,495,732	41,408,892	141,904,624	-	-	-	-	-	-	863	-	863	-	-	-
	Dexco S.A.	26,296,614	-	26,296,614	-	-	-	-	-	-	-	-	-	-	-	-

Note: The shares are held directly.

(1) Item included for consistency with the information monthly forwarded by the Issuer and parent company Itaúsa- Investimentos Itaú S.A. to B3 S.A. – Brasil, Bolsa, Balcão to conform to sub item 7.1 of Corporate Governance Level 1 Listing Regulation and Article 11 of CVM Instruction No. 358; (2) except for those included in item "Parent Companies"; (3) except for those included in item "Parent Companies" and "Board of Directors"; (4) in addition to information on controlling stockholders and members of the Board of Directors, Board of Officers, Fiscal Council, Audit Committee and Bodies with Technical or Advisory Function, as applicable, it includes interests held by spouses, dependents included in annual income tax returns and companies directly or indirectly controlled by these parties.

p.97

13.10 With respect to the pension plans in effect granted to the members of the Board of Directors and Board of Statutory Officers, please supply the following: a body Board of Directors Board of Statutory Officers b number of members 4 1 1 7 6 7 c number of compensated members 4 1 1 7 6 7 d plan name ITAUBANCO CD Futuro Inteligente Flexprev PGBL ITAUBANCO CD Futuro Inteligente Flexprev PGBL e number of management members that are eligible for retirement 3 1 1 1 1 3 f conditions for early retirement 50 years of age 50 years of age 50 years of age 50 years of age 50 years of age 50 years of age updated value of contributions accumulated in the pension plan until the end of the last fiscal year, discounting the portion related to g R$ 50,144,244 R$ 5,095,339 R$ 513,000 R$ 19,088,832 R$ 15,331,837 R$ 2,714,401 contributions madediretamente pelos administradores h total accumulated amount of contributions made in the previous year, less the portion related to contributions made directly by management R$ 610,905 R$ 0 R$ 117,000 R$ 815,228 R$ 1,530,267 R$ 722,000 members i whether there is the possibility of early redemption and, if so, what No No No No No No Note: 1. The number of remunerated members of each body (letter “c”) corresponds to the number of directors participating in the pension plans. 13.11 In a table, please indicate, for the past three years, with respect to the Board of Directors, Board of Statutory Officers, and Fiscal Council: Year ended December 31, 2021 Board of Fiscal a body Executive Board Director Council b number of members 12.50 25.50 6.00 c number of members who receive compensation 12.50 25.50 6.00 d Amount of the highest individual compensation 14,198,000 52,966,000 180,000 e Amount of the lowest individual compensation 2,392,000 3,150,000 72,000 Average amount of individual compensation (total f compensation divided by the number of compensated 4,245,944 16,675,314 124,833 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31, 2020 Board of Fiscal a body Executive Board Director Council b number of members 11.50 19.80 6.00 c number of members who receive compensation 11.50 19.80 6.00 d Amount of the highest individual compensation 10,392,000 34,737,000 220,500 e Amount of the lowest individual compensation 2,643,000 2,588,000 88,200 Average amount of individual compensation (total f compensation divided by the number of compensated 4,483,015 11,681,451 145,950 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. Year ended December 31, 2019 Board of Fiscal a body Executive Board Director Council b number of members 11.75 21.00 6.00 c number of members who receive compensation 11.75 21.00 6.00 d Amount of the highest individual compensation 14,560,000 52,060,000 220,500 e Amount of the lowest individual compensation 2,643,000 2,953,000 88,200 Average amount of individual compensation (total f compensation divided by the number of compensated 5,236,316 16,930,128 154,350 members) For the annual amount of the lowest individual compensation, members who have not fully performed their duties in the 12 months of the relevant year were disregarded. Members who received the amount of the highest compensation in each body performed their duties during the 12 months of the relevant year. p.98

13.12. Describe contractual arrangements, insurance policies or other instruments that structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement, indicating the financial consequences to the issuer Except for the possibility of keeping the deferred unpaid portions of the variable compensation, of the annual proportion amount, and of keeping some benefits (such as the health care plan) on a temporary basis, the Issuer does not have any contractual arrangements, insurance policies or other instruments to structure mechanisms for compensating or indemnifying management members in the event of removal from position or retirement. 13.13. With respect to the past three years, indicate the percentage of total compensation of each body recognized in the issuer’s results related to members of the board of directors, statutory board of officers or supervisory council that are parties related to the direct or indirect controlling stockholders, as determined by the accounting rules that address this matter 2021 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 72% 0% 0% 2020 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 61% 0% 0% 2019 Board of Body Board of Directors Statutary Fiscal Council Officers Related parties 69% 0% 0% 13.14. With respect to the past three years, please indicate the amounts recognized in the issuer’s results as compensation to the members of the board of directors, statutory board of officers or supervisory council, grouped by body, for any reason other than the position they hold, such as commissions and consulting or advisory services provided Not applicable. 13.15. With respect to the past three years, please indicate the amounts recorded in the results of the issuer’s direct or indirect controlling stockholders, companies under common control and controlled companies as compensation to the members of the issuer’s board of directors, statutory board of officers or supervisory council, grouped by body, specifying the reason these amounts were paid to these persons. p.99

The amounts specified in the tables below attributed to fixed monthly compensation, benefits and annual compensation 2021—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect parent companies — — Issuer’s subsidiaries— 345,653,344— 345,653,344 — — 2020—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect parent companies — — Issuer’s subsidiaries— 210,686,942— 210,686,942 2019—Compensation received due to the position held in the Issuer R$ Board of Board of Statutary Fiscal Council Total Directors Officers Direct and indirect parent companies — — Issuer’s subsidiaries— 335,284,347— 335,284,347 Companies under common control — — 13.16. Supply other information that the issuer may deem relevant • As of the base year 2021, the amount of the annual compensation does not include social charges, in accordance with the guidance in CVM/SEP/CIRCULAR LETTER No. 1/2021. The annual compensation assigned to management members for the previous fiscal years (2020 and 2019), takes into account the social charges (INSS), as previously disclosed to the market. p.100

ATTACHMENT V REPORT ON THE ORIGIN AND JUSTIFICATION FOR THE PROPOSAL TO AMEND THE COMPANY’S BYLAWS, IN ACCORDANCE WITH ARTICLE 11 OF CVM INSTRUCTION No. 481/09 In accordance with Article 11, item II of CVM Instruction Nº. 481/09, this report details the origination and justification, and analyzes the legal and economic effects, of the proposal to adjust items 6.8, V, 7.1, 7.1.1, 7.1.3 and 7.1.4, include item 7.1.5 and adjust Article 10, as approved by the Board of Directors and subject to the resolution of the Company’s Extraordinary General Stockholders’ Meeting called for April 26, 2022. (I) CHANGING THE NOTICE PERIOD FOR CALLING THE GENERAL STOCKHOLDERS’ MEETING Considering the wording of Law No. 14,195 of 2021 given to Article 124, II, of Brazilian Corporate Law, which changed the notice period for calling the General Stockholders’ Meeting of publicly-held companies to twenty one (21) from fifteen (15) days on first call, the notice period provided for in Item 6.8, V, of the Bylaws, is to be adjusted. This adjustment will cause no economic or legal effects on the Company, since the Company’s Stockholders’ Meetings have been called in fact with a thirty (30)-day prior notice as a rule. (II) CHANGING THE TERM OF OFFICE OF THE AUDIT COMMITTTEE MEMBERS Considering that Resolution No. 4,910/21 of the National Monetary Council (CMN), as applied to the Company, has changed the composition and term of office of the Audit Committee members, items 7.1, 7.1.1, 7.1.3 and 7.1.4 are to be amended, and item 7.1.5 is to be included in the Bylaws to make wording consistent with the provision set in the new rule issued by the CMN. These amendments aim at ensuring and maintaining the independence of the Audit Committee members. These proposed changes will cause no economic or legal effects on the Company. (III) IMPROVING THE WORDING OF THE COMPANY’S REPRESENTATION Article 10 of the Bylaws provides that two officers may jointly represent the Company, and it is certain that when the amount involved in a transaction exceeds R$500 million, at least one of the Officers will be either the Chief Executive Officer or another Officer who is a member of the Executive Committee. The wording is to be improved only to clarify that this rule is valid to: (i) assume obligations, exercising rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act. The proposed inclusion will cause no economic or legal effects on the Company. (IV) CONSOLIDATED BYLAWS HIGHLIGHTING THE AMENDMENT PROPOSED ABOVE (according to Article 11, I, of CVM Instruction No. 481/09): Current Wording Proposed Wording Article1 – NAME, TERM AND HEAD OFFICE– The Unchanged. publicly listed joint stock company governed by these bylaws and denominated ITAÚ UNIBANCO HOLDING S.A., incorporated with no final term and has its head office and address for legal purposes in the City of São Paulo and State of São Paulo. Article2 – PURPOSE –The company has as its purpose Unchanged. banking activity in all its authorized forms including foreign exchange transactions. Article 3 – CAPITALAND SHARES–The subscribed and Unchanged. paid-in capital is R$90,729,000,000.00 (ninety billion, seven hundred twenty-nine million Brazilian reais), represented by 9,804,135,348 (nine billion, eight hundred and four million, one hundred thirty-five thousand, three hundred forty-eight) book-entry shares with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight p.101 million, two hundred ninety thousand, three hundred fifty-nine) common and 4,845,844,989 (four billions, eight hundred forty five million, eight hundred forty four thousand nine hundred eighty nine) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to eighty percent (80%) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares. 3.1. Authorized Capital–The company is authorized to Unchanged. increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 13,176,900,000 (thirteen billion, one hundred seventy-six million, nine hundred thousand) shares, being 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) common and 6,588,450,000 (six billion, five hundred eighty-eight million, four hundred fifty thousand) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be performed irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6,404/76). 3.2. Purchase of Shares Option – Within the limits of the Unchanged. Authorized Capital and in accordance with the plan approved by the General Meeting, the purchase of share options may be granted to management and employees of the company itself as well as controlled companies. 3.3. Book Entry Shares–Without any changes in the Unchanged. rights and restrictions which are inherent to them, under the provisions of this article, all of the company’s shares shall be in book entry form, being registered in deposit accounts at Itaú Corretora de Valores S.A., in the name of their holders, without the issue of share certificates, in accordance with Articles 34 and 35 of Law 6,404/76, the remuneration cited in Paragraph 3 of Article 35 of the said law being payable by stockholders. 3.4. Share Buybacks – The company can acquire its own Unchanged. shares on the authorization of the Board of Directors, for the purposes of cancellation, holding as treasury stock for subsequent sale or for use under the Stock Option Plan or the Stock Grant Plan. 3.5. Acquisition of Voting Rights by the Preferred Unchanged. Shares – The preferred shares will acquire voting rights in accordance with the provisions of Article 111, Paragraph 1 of Law 6,404/76, should the company fail to pay the priority dividend for three consecutive fiscal years. Article 4 – GENERAL MEETING– The General Meeting Unchanged. shall meet annually within the four (4) months following the end of the fiscal year, for all legal purposes, and extraordinarily whenever corporate interests so require. 4.1.—The work of any General Meeting shall be chaired Unchanged. by a member of management nominated by the Meeting with a stockholder appointed by the chair as secretary. p.102

4.2.—Each common share is entitled to one vote in the Unchanged. resolutions of the General Meetings. 4.3.—The following is the exclusive prerogative of the Unchanged. General Meeting: a) decisions with respect to the financial statements and the distribution and allocation of profits; b) decisions with respect to the management report and the Board of Officers’ accounts; c) establishment of the aggregate and annual compensation of the members of the Board of Directors and the Board of Officers; d) appoint, elect and remove members of the Board of Directors; e) approve alterations of the capital stock, with the proviso of the powers attributed to the Board of Directors by item 3.1 above, of mergers, amalgamations, spin-offs or any other forms of corporate reorganization involving the company; f) decide on retained profits or the constitution of reserves; and g) decide on Stock Option Plans or Stock Grant Plans of shares issued by the company or by its controlled companies. Article 5 – MANAGEMENT – The company will be Unchanged. managed by a Board of Directors and by a Board of Officers. In accordance with the law and these Bylaws, the Board of Directors will act in guidance, elective and supervisory roles and excluding operating and executive functions, which shall be within the powers of the Board of Officers. 5.1. Investiture– The Directors and Officers will be Unchanged. invested in their positions against a signature to their terms of office in the minute book of the Board of Directors or the Board of Officers, as the case may be, conditional on the prior signature of the members of management’s Instrument of Agreement, in accordance with the provision in the Level 1 Corporate Governance Regulations of B3 S.A. – Brasil, Bolsa, Balcão (“B3”). 5.2. Management Compensation– Management shall Unchanged. receive both compensation and profit sharing in accordance with the statutory limits. Payment of compensation shall be established by the General Stockholders’ Meeting in the form of an aggregate and annual amount. It is incumbent upon the Board of Directors to regulate the use of the amount set aside for compensation and the apportionment of the profit sharing to the members of this Board of Directors and the Board of Officers. 5.3. Defense of management members–In addition to civil liability insurance, the company may enter into an Unchanged. indemnity contract in favor of its management members or the management members of its controlled companies, to guarantee the payment of expenses due to claims, inquiries, investigations, arbitration, administrative or legal procedures and proceedings, in Brazil or any other jurisdiction, so as to hold them harmless against liability for acts carried out in the performance of their managerial duties, construed as those carried out diligently and in good faith, in the company’s interest and in the exercise p.103 of fiduciary duties of management members. The payment of expenses under the indemnity contract shall be subject to the company’s approval governance in order to ensure the independence of the decision-making process and preventing any conflicts of interest. 5.3.1. The benefit described in item 5.3. may be extended to employees who hold a management position in the company or its controlled companies, as well as those individuals formally nominated by the company to hold management positions in other entities. Article 6 – BOARD OF DIRECTORS – The Board of Unchanged. Directors will be comprised by natural persons, elected by the General Meeting, and will have one (1) Chairman or two (2) Co-Chairmen and may have up to three (3) Vice-Chairmen chosen by the Directors from among their peers. 6.1. The positions of Chairman or Co-Chairmen of the Unchanged. Board of Directors and of the Chief Executive Officer or principal executive of the company may not be accumulated by the one and same person. 6.2. The Board of Directors shall have at least ten (10) Unchanged. and at the most fourteen (14) members. Within these limitations, it is the responsibility of the General Meeting that elects the Board of Directors to initially establish the number of Directors who will comprise this body for each term of office, provided that at least the majority shall be non-executive members and at least one-third shall be independent members, in accordance with the concepts defined in the company’s Corporate Governance Policy. 6.3. The Co-Chairmen shall have identical prerogatives Unchanged. and functions, and shall work together in the chair of the Board of Directors. 6.4. In case of any definitive vacancy or incapacity in Unchanged. office: (a) of one of the Co-Chairmen, the remaining Co- Chairman shall automatically take office as the Chairman of the Board of Directors; and (b) the Chairman or both of Co-Chairmen, the Board of Directors shall resolve on the appointment of one of its members for the position of Chairman of the Board of Directors. 6.4.1. In case of temporary vacancy or incapacity in office: Unchanged. (a) of one Co-Chairman, the remaining Co-Chairman shall take office of all functions inherent in the position; and (b) of the Chairman or both Co-Chairmen, the Board of Directors shall appoint an interim deputy from among its members. 6.5. The unified term of office of a member of the Board Unchanged. of Directors is for one (1) year as from the date they are elected by the General Meeting, extendable until their successors take office. 6.6. No individual may be elected to the position of Unchanged. member of the Board of Directors who is seventy (70) years of age on the date of his/her election. 6.7. The Board of Directors, which is convened by the Unchanged. Chairman or by any of the Co-Chairmen, will meet ordinarily, 8 (eight) times annually and, extraordinarily, whenever corporate interests so demand, its decisions only being valid in the presence of at least an absolute majority of its appointed members. p.104

6.7.1. Any Board of Directors member may participate in Unchanged. the meetings via telephone call, video conference, video presence, email, or any other communication means. In this case, the Member shall be deemed present at the meeting for purposes of checking out the opening or voting quorum, and the vote they cast shall be deemed valid for all legal intents and purposes. 6.8. It is incumbent upon the Board of Directors: 6.8. It is incumbent upon the Board of Directors to: I. to establish the general guidelines of the company; II. to elect and remove from office the company’s Officers and establish their functions; III. to appoint officers to comprise the Boards of Officers of the controlled companies as specified; IV. to supervise the administration of the officers of the company, examine at any time company accounts and documents, request information on contracts already executed or nearing the point of execution and any other acts; V. to call General Stockholders’ Meetings with a fifteen V. to call General Meetings with a twenty-one (21) day (15) day minimum grace period before the effective date, minimum grace period before the effective date, the the number of days being counted from the notice date of number of days being counted from the notice date of the the first call; first call; VI. to opine on the management report and the Board of Officers’ accounts and the financial statements for each fiscal year to be submitted to the General Stockholders’ Meeting; VII. to resolve upon budgets for results and for investments and respective action plans; VIII. to appoint and remove from office the independent auditors, without restriction as to the provision in Article 7; IX. to resolve upon the distribution of interim dividends, including distribution to profits or existing revenue accounts contained in the most recent annual or semi-annual balance sheet; X. to resolve upon payment of interest on capital; XI. to resolve upon buy-back operations on a non-permanent basis, for treasury stock purposes, as well as to resolve upon either cancellation or sale of these shares; XII. to resolve upon the purchase and writing of put and call options supported by the shares issued by the company for the purposes of cancellation, holding as treasury stock or sale, observing CVM Instruction No. 567, of September 17, 2015, as amended; XIII. to resolve upon the setting up of committees to handle specific issues within the scope of the Board of Directors; XIV. to elect and remove the members of the Audit Committee and the Compensation Committee; XV. to approve the operational rules that the Audit and Compensation Committees may establish for its own functioning and be aware of the Committees’ activities through their reports; XVI. to assess and disclose on an annual basis who the independent members of the Board of Directors are, as p.105 well as to examine any circumstances that may compromise their independence; XVII. to approve direct or indirect investments and divestments in corporate stakes for amounts higher than fifteen percent (15%) of the book value of the company as registered in the last audited balance sheet; XVIII. to state a position on the public offerings of shares or other securities issued by the company; XIX. to resolve upon, within the limit of the authorized capital, the increase of capital and issue of credit securities and other instruments convertible into shares in accordance with item 3.1.; and XX. to examine transactions with related parties based on the materiality criteria provided for in its own policy, by itself or by one of its Committees, provided that a report should be submitted to the Board of Directors in the later scenario. Article 7 – AUDIT COMMITTEE– The supervision (i) of Unchanged. the internal controls and risk management; (ii) of activities of the internal audit; and (iii) of the activities of the independent audit shall be undertaken by the Audit Committee, upon which it shall be incumbent to recommend to the Board of Directors the choice and dismissal of the independent auditors. 7.1. The Audit Committee shall comprise from three (3) to 7.1. The Audit Committee shall comprise from 3 (three) seven (7) members, elected by the Board of Directors to 7 (seven) members, annually elected by the Board of from among the members of the Board itself or Directors from among the members of the Board itself or professionals of recognized competence and outstanding professionals of recognized competence and outstanding knowledge, with at least one of the members of this knowledge, with at least one of the members of this Committee being designated Financial Expert, having Committee being designated Financial Expert, having proven knowledge of the accounting and auditing areas. proven knowledge of the accounting and auditing areas. 7.1.1. The basic conditions for holding a position in the 7.1.1. The basic conditions for holding a position in the Audit Committee are: Audit Committee are: a) not to be, or not to have been, in the past (12) twelve a) not to be, or not to have been, in the past (12) twelve months: (i) an officer of the company or its affiliates; (ii) months: (i) an officer of the company, its controlling an employee of the company or its affiliates; (iii) a company or affiliates, controlled or jointly-controlled responsible technician, director, manager, supervisor or companies, directly or indirectly; (ii) an employee of the any other member, with a managerial function, of the company, its controlling company or affiliates, controlled team involved in auditing work at the company or its or jointly-controlled companies, directly or indirectly; (iii) affiliates; (iv) a member of the Supervisory Council of the a responsible technician, officer, manager, supervisor or company or its affiliates; (v) a controlling stockholder of any other member, with a managerial function, of the the company or its affiliates; or (vi) a private individual team involved in the audit work of the company; or (iv) a owner of a direct or indirect stake higher than ten percent member of the Supervisory Council of the company, its of voting capital of the company or its affiliates; controlling company or affiliates, controlled or jointly-controlled companies, directly or indirectly; b) not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the b) not to be a spouse, a partner or family member in a said persons in section “a”. direct or a collateral line or by affinity, up to twice removed, of the said persons in sections “a”, “(i)” and “(iii)”; and c) not to hold positions, in particular in advisory boards, boards of directors or supervisory councils in companies that may be deemed as competitors in the market or where a conflict of interests may arise. 7.1.2. The Board of Directors shall terminate the term of Unchanged. office of any member of the Audit Committee if their independence should be affected by any conflict of interest or potential conflict of interest. 7.1.3 Members of the Audit Committee shall have a 7.1.3 Members of the Audit Committee shall have a term maximum term of office of five years, after which they may of office of one (1) year, and they may be reelected for up p.106 only reoccupy a seat on the Committee at least three to five (5) annual terms of office, after which they may years following the expiry date of the last permitted only reoccupy a seat on the Committee at least three reappointment. years following the expiry date of the last permitted reappointment. 7.1.4. Up to one-third (1/3) of the Audit Committee 7.1.4. Up to one-third (1/3) of the Audit Committee members may be reelected for a single (1) consecutive members may have their term of office renewed, subject term of office, without adhering to the intervening period to the maximum number of up to ten consecutive terms provided for in item 7.1.3. of office, and the time period set in item 7.1.3. is waived. 7.1.5. Under no circumstance, a member of the Audit Committee may continue to hold office for a period longer than: (i) ten (10) consecutive years, for up to one-third (1/3) of the members; and (ii) five (5) consecutive years for other members. 7.1.5. The Audit Committee members shall remain in 7.1.6. The Audit Committee members shall remain in their positions until their successors take office. their positions until their successors take office. 7.2. The Audit Committee shall meet on the convening of Unchanged. the Chairman and shall be responsible for: I) the quality and integrity of the financial statements; II) compliance with the prevailing legal and regulatory requirements; III) the activities, independence, and quality of the work of the independent auditing companies and the internal audit; and IV) the quality and efficacy of the internal controls and risk management systems. 7.3. The Board of Directors shall establish the amount for Unchanged. compensating the Audit Committee’s members, based upon market parameters as well as the budget for covering expenses for the Committee’s functioning, including the hiring of specialists for assisting in fulfilling its responsibilities. 7.3.1. The Audit Committee member shall not receive any Unchanged. other type of compensation from the company or its affiliates unrelated to their function as a member of the Audit Committee, except in those cases in which the member of the Audit Committee is also a member of the Board of Directors and opts for not receiving their compensation for the function performed as a member of the latter body. 7.4. At the end of each fiscal year, the Audit Committee Unchanged. shall prepare a report on the monitoring of activities related to the independent and internal audits and the Internal Controls and Risk Management System, forwarding a copy to the Board of Directors and maintaining the said report on file and available to the Central Bank of Brazil and the Superintendence of Private Insurance for at least five years. In the same way, a semi-annual report shall be prepared at the end of the first half of each fiscal year. 7.4.1. The summary of the Audit Committee’s Report, Unchanged. providing the main data, shall be published together with the financial statements. Article 8 – COMPENSATION COMMITTEE – The Unchanged. execution of the duties and responsibilities related to the compensation policy for the members of management of the company shall be incumbent upon the Compensation Committee, which shall report directly to the Board of Directors. 8.1. The Compensation Committee shall be made up of Unchanged. three (3) to ten (10) members, elected by the Board of p.107

Directors, one of its members being nominated to the position of Chairman. 8.1.1. The Compensation Committee shall be made up of Unchanged. (i) professionals with the qualifications and experience necessary to pass competent and independent judgment on the Company’s compensation policy, including on the repercussions in the management of risks, and (ii) at least, one member not a member of management; 8.1.2. The term of office of the members of the Unchanged. Compensation Committee shall be one (1) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office. 8.1.3. The members of the Compensation Committee Unchanged. may be reelected to the position, although remaining a member of the Compensation Committee for a period of more than ten (10) years shall not be permitted. Having reached this term, the member may only rejoin the Committee once a period of at least three (3) years has elapsed. 8.2. It is incumbent upon the Compensation Committee Unchanged. to: I. prepare the compensation policy for the members of management of the company, proposing to the Board of Directors the various forms of fixed and variable compensation in addition to benefits and special recruiting and severance programs; II. supervise the implementation and operating of the company’s management members’ compensation policy; III. review annually the company’s management members’ compensation policy, recommending its correction or improvement to the Board of Directors; IV. propose to the Board of Directors the amount of aggregate compensation of management members to be submitted to the General Stockholders’ Meeting; V. evaluate future internal and external scenarios and their possible impacts on the management compensation policy; VI. examine the company’s management members’ compensation policy in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments; and VII. ensure that the management members’ compensation policy is permanently compatible with the risk management policy, with the targets and the current and expected financial situation for the company and with the provision in the National Monetary Council’s Resolution No. 3,921/2010. 8.3. The Board of Directors may attribute powers to the Unchanged. Compensation Committee in addition to those in accordance with these Bylaws. 8.4. The Board of Directors shall set an amount for Unchanged. compensating the members of the Compensation Committee, in accordance with market parameters, as well as the budget for covering the expenses for its functioning. p.108

8.5. At the end of each fiscal year, the Compensation Unchanged. Committee shall prepare a report of the activities undertaken within the scope of its functions, submitting a copy to the Board of Directors and maintaining the said report at the disposal of the Central Bank of Brazil for a minimum term of five (5) years. Article 9 – BOARD OF OFFICERS – The management Unchanged. and representation of the company is incumbent upon the Board of Officers, elected by the Board of Directors. 9.1. The Board of Officers shall comprise five (5) to thirty Unchanged. (30) members, to include the positions of Chief Executive Officer, and Officer. 9.2. The Board of Directors will define the Officers who, Unchanged. in addition to the Chief Executive Officer, will compose the Executive Committee, the Company’s highest executive body; 9.3. In the event of the absence or impediment of any Unchanged. officer, the Executive Board may choose an interim deputy from among its members. The Chief Executive Officer shall be substituted in their absence or incapacity by an Officer who is a member of the Executive Committee appointed by them. 9.4. Should any position become vacant, the Board of Unchanged. Directors may designate an officer to act as deputy in order to complete the term of office of the substituted officer. 9.5. The officers shall exercise their terms of office of one Unchanged. (1) year, are eligible for reelection and remain in their positions until their successors take office. 9.6. A person is ineligible (i) to occupy the position of Unchanged. Chief Executive Officer who is already sixty-two (62) on the date of the election; and (ii) to occupy other positions on the Board of Officers, for those who are already sixty (60) on the date of the election. Article 10 – REPRESENTATION OF THE COMPANY, Article 10 – REPRESENTATION OF THE COMPANY, RESPONSIBILITIES AND POWERS OF THE RESPONSIBILITIES AND POWERS OF THE OFFICERS – The Company will be represented by two OFFICERS – The Company will be represented by two Officers together to: (i) assume obligations, exercising Officers together to:(i) assume obligations, exercising rights in any act, contract or document giving rise to a rights in any act, contract or document giving rise to a liability, including by pledging guarantees on behalf of liability, including by pledging guarantees on behalf of third parties; (ii) waive rights, encumber and dispose of third parties; (ii) waive rights, encumber and dispose of permanent assets; and (iii) appoint proxies to act, and it permanent assets; and (iii) appoint proxies to act. In any is certain that when the amount involved exceeds R$500 case, when the amount involved exceeds R$500 million, million, at least one of the officers must be either the Chief at least one of the Officers must be either the Chief Executive Officer or another officer who is a member of Executive Officer or another Officer who is a member of the Executive Committee. The Company shall be the Executive Committee. The Company shall be represented by two officers together to decide on represented by two officers together to decide on opening, closing or reorganizing branch offices. opening, closing or reorganizing branch offices. 10.1. In case of the head provision, except for the Unchanged. provision in item “(iii)”, the company may also be represented jointly, (i) by an officer and a proxy; or (ii) by two proxies 10.1.1. Exceptionally, the Company may be represented Unchanged. by just one proxy: (i) in the case of any government body, direct or indirect, in acts which do not imply the p.109 assumption or renouncement of rights and obligations; (ii) in proxy instruments with an “ad judicia” clause; and (iii) in general meetings, meetings of stockholders or unit holders of companies or investment funds in which the company participates. In the event of items (i) and (iii), the Company may also be represented by one officer only. 10.1.2. The Board of Directors may anticipate or institute Unchanged. exceptions in addition to those prescribed in sub item 10.1.1. 10.1.3. With the exception of those of a judicial nature, Unchanged. proxy instruments shall have a mandatory term of no more than one year. 10.2. It is incumbent upon the Chief Executive Officer to Unchanged. convene and preside at meetings of the Board of Officers, supervise its activities, structure the services of the company, and establish the internal and operational norms. 10.3. The Officers are responsible for the activities attributed to them by the Board of Directors. Article 11 – SUPERVISORY COUNCIL – The company Unchanged. will have a Fiscal Council, to function on a permanent basis, comprising from three (3) to five (5) effective members and an equal number of deputies. The election and functioning of the Supervisory Council will be in accordance with the provisions of Articles 161 to 165 of Law No. 6,404/76. Article 12 – FISCAL YEAR – The fiscal year will end on Unchanged. December 31 of each year. Semi-annual balance sheets will be prepared and, on a discretionary basis, interim balances at any date including for the purposes of the payment of dividends, according to the legal provisions. Article 13—ALLOCATION OF PROFIT—Together with Unchanged. the financial statements, the Board of Directors shall submit to the Annual General Stockholders’ Meeting a proposal for the allocation of profit for the year pursuant to Articles 186 and 191 to 199 of Law No. 6,404/76 and the following provisions: 13.1. Before any other distribution, five percent (5%) shall Unchanged. be allocated to the Legal Reserve, which may not exceed twenty percent (20%) of the capital stock; 13.2. The value to be allocated to dividend payments to Unchanged. the stockholders will be specified in accordance with the provisions in Article 14 and the following norms: a) the preferred shares will have the right to the priority minimum annual dividend (Article 3, subparagraph I); b) the amount of the mandatory dividend that remains after the dividend payment in the previous item will be applied firstly to remunerating the common shares for a dividend equal to the priority dividend distributed to the preferred shares; c) the shares of both types will participate in the profits to be distributed under equal conditions once a dividend identical to the minimum on the preferred shares is also assured to the common shares. 13.3 The remaining balance will be allocated in Unchanged. accordance with what is proposed by the Board of p.110

Directors, including the reserve cited under Article 15, “ad referendum” of the General Meeting. Article 14 – MANDATORY DIVIDEND – The Unchanged. stockholders have the right to receive as a mandatory dividend for each fiscal year, an amount of not less than twenty-five percent (25%) of the profit recorded in the same fiscal year, restated according to the decline or increase of the specific values under letters “a” and “b” of sub-paragraph I of Article 202 of Law No. 6,404/76, and complying with subparagraphs II and III of the same law. 14.1. The portion of the mandatory dividend that may Unchanged. have been paid in advance as interim dividends to the Statutory Revenue Reserve account will be credited back to this same reserve account. 14.2. If so decided by the Board of Directors, interest on Unchanged. capital may be paid, offsetting the amount against the value of the mandatory dividend according to Article 9, Paragraph 7 of Law No. 9,249/95. Article 15 – STATUTORY RESERVE – According to the Unchanged. proposal of the Board of Directors, the General Stockholders’ Meeting may decide on the constitution of a Statutory Revenue Reserve, which will be limited to 100% of the capital stock and has the purpose of ensuring that there will be funds for the payment of dividends, including interest on capital (item 14.2), or interim payments, to keep the flow of remuneration to stockholders, and its balance can also be used in:(i) redemption, reimbursement or own shares buyback operations, as set forth by legislation in force; and (ii) capital stock increase, including by means of new share bonus. 15.1. The Reserve will be comprised of funds: Unchanged. a) equivalent to at most 100% of the profit for the fiscal year, adjusted according to Article 202 of Law No. 6,404/76, always respecting the stockholders’ right to receive mandatory dividends, under the terms of these Bylaws and applicable legislation; b) equivalent to up to 100% of the paid-up portion of the Revaluation Reserves, recorded as retained earnings; c) equivalent to at most 100% of the restated amounts for previous fiscal years, recorded as retained earnings; and d) originating from the credits corresponding to interim dividend payments (item 14.1). 15.2. The balance of this reserve, added to the Legal Unchanged. Reserve, may not exceed capital stock, in accordance with Article 199 of Law No. 6,404/76. 15.3. The reserve will be separated into different Unchanged. subaccounts according to the originating fiscal years to which they apply, the income allocated to its constitution and the Board of Directors will specify the profits used in the distribution of interim dividends, which may be charged to different subaccounts, according to the category of the stockholders. Article 16 – BENEFICIAL OWNERS – The company is Unchanged. prohibited from issuing participation certificates of the Beneficial Owner type. p.111

Article 17 – LISTING SEGMENT – With the admission of Unchanged. the company to the special listing segment denominated Level 1 Corporate Governance of B3 the company, its stockholders, members of management and Fiscal Council, when installed, are subject to the provisions of the Listing Regulations for Level 1 Corporate Governance of B3 (“Level 1 Regulations”). p.112

ATTACHMENT VI ATTACHMENT 13 TO CVM INSTRUCTION 481/09 – PROPOSAL TO UPDATE THE STOCK GRANT PLAN 1. Supply a copy of the proposed plan STOCK GRANT PLAN 1. PURPOSE OF THE PLAN 1.1. Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) has a Stock Grant Plan (“Plan”) for the purpose of offering management members and employees of the Company, as well as of its direct or indirect controlled companies, the opportunity to become stockholders of the Company, achieving, as a result, a better alignment of their interests to those of its stockholders and the sharing of capital market risks, as well as enabling the Company and its controlled companies to attract and retain talents. 1.2. Management members and employees of the Company and its direct or indirect controlled companies (“Beneficiaries”) are eligible to join this Plan, at the Company’s discretion, subject to the specific target audiences of each stock grant program, in accordance with item 5 of the Plan. 2. MANAGEMENT OF THE PLAN 2.1. The Plan will be managed by the Compensation Committee (“Committee”), reporting directly to the Company’s Board of Directors. 2.2. The Committee shall have full powers to organize and manage the Plan, subject to the provisions of the Plan and any additional guidelines set by the Board of Directors. 2.3. The resolutions taken by the Committee shall bind the Company and Beneficiaries in relation to all matters related to the Plan. 3. SHARES USED 3.1. For purposes of the Plan, preferred shares issued by the Company (“Shares”) shall be used, and treasury shares may also be used, in accordance with the rules of the Brazilian Securities and Exchange Commission (“CVM”). In specific situations, such as, for example, when Beneficiaries perform their activities in Company’s direct or indirect controlled companies headquartered abroad, mechanisms with similar effects may also be used, such as share-based instruments (phantom shares) and American Depositary Receipts (ADRs) backed by the Company’s preferred shares. In the event the delivery to these Beneficiaries is in Shares, the Company may take these Shares back in case of non-compliance with the specific conditions agreed with the former. 4. ANNUAL LIMIT FOR GRANTING SHARES 4.1. The total number of Shares to be granted in each fiscal year under this Plan shall not exceed one-half percent (0.5%) of Itaú Unibanco’s total shares held by majority and minority stockholders on the balance sheet date of the same year. To calculate this limit, the options granted under the Company’s Stock Option Plan are added to the number of Shares. 4.2. In the event that, in a given year, the number of (a) Shares used for compensation under this Plan and (b) stock options granted in connection with the Company’s Stock Option Plan is lower than the limit of one-half percent (0.5%) of total shares, the resulting difference may be added for purposes of granting Shares or options in any of the seven (7) subsequent fiscal years. 4.3. For calculating the annual limit for granting Shares and stock options, the year to which the grant refers to will be considered, regardless of the year in which these Shares and stock options are transferred to Beneficiaries. 5. PROGRAMS COVERED 5.1.1. Variable Stock-Based Compensation In line with CMN Resolution No. 3,921/10, management members of the Company and of its direct or indirect controlled companies authorized to operate by the Central Bank of Brazil who are eligible to receive variable compensation will receive a portion of this compensation in Shares, in accordance with the management p.113 compensation policy. This model may also include management members of other Company’s direct or indirect controlled companies, at the discretion of the Human Resources department. In these cases, at least fifty percent (50%) of the total variable compensation will be converted into Shares and their transfer to management members will be deferred for at least three years, in portions proportional to the deferral period. These deferred portions may be reduced or not paid in case of the events provided for in Article 7, paragraph 3 of CMN Resolution No. 3,921/10. 5.1.2. Fixed Stock-Based Compensation The fixed compensation portion of the Company’s Board of Director members is annually paid in Shares and is based on the history, résumé, market conditions and other factors that may be agreed by and between the management member and the Company, in accordance with the management compensation policy. Compensation shall be paid to the effective members of the Board of Directors who do not perform executive duties, provided that they have fully completed their terms of office. 5.1.3. Distinguished Performance Program Best-evaluated employees in the participating companies who hold eligible positions and are selected according to the Profit Sharing Program Regulation, will receive an additional percentage of profit sharing in Shares, and the corresponding transfer will be subject to the deferral period. 5.1.4. Partners Program It shall be mandatory for management members and employees of the Company and its controlled companies with distinguished performance selected by the Personnel Committee to use an amount equal to a portion of or their total annual variable compensation, net, in the case of management members, or of their net profit sharing, in the case of employees, to purchase own shares (“Own Shares”). If they hold the ownership of these Own Shares and comply with other conditions precedent set forth in the programs internal charts for the terms set forth therein, the return on investment will be delivered in consideration of Shares (“Partners Shares”). The availability of Partners Shares will be subject to the additional restrictions set forth in the program internal charter. For management members of the Company’s direct or indirect controlled companies authorized to operate by the Central Bank of Brazil, Partners Shares not yet transferred may be reduced or not paid should the events provided for in Article 7, paragraph 3 of CMN Resolution No. 3,921/10 occur. 5.1.5 Recognition Program for Key Professionals Employees with eligible positions who are selected by the Executive Personnel Committee will have an additional amount in shares assigned to their net profit sharing, to be determined in accordance with the Profit Sharing Program Regulation, the transfer of which will be subject to a deferral period. 6. SHARE PRICE 6.1. For purposes of calculating the reference price of the Shares used for this Plan, the average closing quotation of Itaú Unibanco’s Shares on B3 S.A. – Brasil, Bolsa, Balcão (“B3 S.A.”) in the previous thirty (30) days will be used, and such calculation will be carried out in the seventh (7th) business day prior to the granting of Shares. For purposes of this item, business day is deemed as the day on which trading and settlement activities are carried out on B3 S.A. 7. ACQUISITION OF RIGHT TO SHARES 7.1. Beneficiaries shall comply with the specific provisions of each program stated in the documents mentioned in item 5 hereof, including in relation to the terms and conditions of their acquisition of rights to the Shares and treatment of Shares not yet transferred to Beneficiaries in case of termination accordingly. 7.2. Beneficiaries shall have no right or privilege as that of a Company’s stockholder, notably the right to receive dividends and interest on capital related to Shares, up to the date of transfer of these Shares to Beneficiaries, provided that all conditions for the acquisition of the right to Shares are met. Notwithstanding the foregoing, the documents that govern each specific program may establish the payment of dividends or interest on capital, in cash or in shares, from the granting to the effective transfer of Shares to the Beneficiaries. 8. TERM OF THE PLAN 8.1. The Plan shall be in force for an indefinite term, and may be terminated upon resolution of the General Stockholders’ Meeting. The end of the term of the Plan shall not affect the fully vested rights to the Shares granted thereunder. 9. GENERAL PROVISIONS p.114

9.1. In order to preserve the purpose of this Plan, the number of Shares not yet transferred to the Beneficiaries may be adjusted at the discretion of the Committee in case the number of the Company’s shares is increased or decreased as a result of share bonus, split or reverse split of shares or other corporate events giving rise to direct or indirect economic impacts on the Beneficiaries. 9.2. In line with the purposes of the Plan (item 1.1), Beneficiaries shall be subject to the equity changes in the Shares to fully maintain all the risks inherent in the Plan in its equity, particularly the risk of Share price variation, which is the reason for the prohibition of any direct or indirect mechanism to be used by any individual or company, which implies the limitation, halt or transfer of the risk associated with the Shares, including transactions by means of options, swaps, forward sales, derivatives, market commission or mandate. This obligation shall be met during the periods prior to the transfer of Shares to Beneficiaries and during the terms of unavailability of Shares transferred, where applicable. Said prohibition will cease to be applicable after 24 months from the date the Beneficiary leaves the Conglomerate’s companies. 9.3. No provision of the Plan shall provide any Beneficiary with the right to remain as a management member or employee of the Company or other controlled company, as applicable, or interfere in any way in the right of the Company or its controlled companies, at any time and in accordance with legal and contractual conditions, to terminate the corresponding employment contract or term of office or dismiss the Beneficiary in any other way. 9.4. It shall be incumbent on the Committee to decide any cases not ruled herein. ——————————- 2. Inform the main characteristics of the proposed plan, identifying: a. Potential beneficiaries In accordance with the provisions of the Stock Grant Plan, management members and employees (jointly, the “Beneficiaries”) of the Company and its direct or indirect controlled companies are eligible to receive preferred shares issued by the Company (“Shares”), subject to the specific target audiences of each Share grant program, described in item 5 thereof. b. Maximum number of options to be granted Not applicable, as the Company’s management proposal addresses the Stock Grant Plan, which covers the granting of Shares rather than stock options. c. Maximum number of shares covered by the plan The number of Shares to be granted in each fiscal year under this Stock Grant Plan shall not exceed the limit of one-half percent (0.5%) of the total shares issued by the Company held by majority and minority stockholders on the balance sheet date of the same year. For calculating this limit, the year to which the grant refers will be considered, regardless of the year in which the Shares and stock options are transferred to Beneficiaries. In the event that, in a given year, the number of Shares granted under the Stock Grant Shares is lower than the limit of one-half percent (0.5%) stated above, the resulting difference may be added for purposes of granting Shares or options in any of the seven (7) subsequent fiscal years. d. Purchase conditions The Share Grant Plan sets parameters to be followed upon the grant of Shares to Beneficiaries, aiming to contribute to a greater alignment between the Company and Beneficiaries. This Plan covers different share grant programs, each containing specific rules for granting and, as a result, for Beneficiaries to acquire the right to these Shares. Accordingly, internal documents and resolutions of the Compensation Committee related to each program will define, as applicable: (i) the Beneficiaries; (ii) deferral periods, including conditions precedent for the acquisition of the right to the Shares that must be met during this period; (iii) any periods of unavailability of Shares that must be met after their transfer to Beneficiaries; and (iv) other applicable terms and conditions. e. Detailed criteria for setting the strike price p.115

Not applicable. See sub item 2(b). f. Criteria for setting the exercise period Not applicable. See sub item 2(b). g. Option settlement method Not applicable. See sub item 2(b). h. Criteria and events that, if met or occurred, will cause the suspension, change or termination of the plan The Option Gant Plan shall be in force for an indefinite term and may be terminated at any time upon resolution of the General Stockholders’ Meeting. The end of the term of the Option Grant Plan shall not affect the fully vested rights to the Shares granted thereunder. 3. Justify the proposed plan, stating: a. Main purposes of the plan The purpose of the Option Grant Plan is to keep the alignment of the interests of management members and employees of the Company and its direct or indirect controlled companies to the interests of the Company and its stockholders. To this end, the Stock Grant Plan provides these stakeholders with the opportunity to become stockholders of the Company, by sharing short, medium and long-term risks. The Stock Grant Plan also aims at attracting and retaining talents and provides performance-based stock granting programs, except in the case of Fixed Stock-Based Compensation, which is applicable to members of the Board of Directors only. Therefore, it is possible to encourage a sustainable business conduct, in line with the stockholders’ interests at all times. b. How the plan contributes to these purposes To achieve the aforementioned purposes, nearly all the programs covered by the Stock Grant Plan provide for the transfer of Shares to be deferred in time, making the grant more compatible with value creation and the time horizon of risk of the Company, as well as working as a talent retention mechanism. In some cases, in addition to the deferral period, and even after the Shares are transferred to Beneficiaries, periods of unavailability of the transferred Shares must be observed, contributing to an even greater link of these Beneficiaries to the Company’s projects and results in the long term. Therefore, in line with the purposes of the Stock Grant Plan, during these periods the Beneficiaries shall be subject to the equity variations of Shares, so that they will fully maintain all the risks inherent in the Stock Grant Plan in their equity, notably the risk of Share price variation. Accordingly, the Share Grant Plan prohibits any direct or indirect mechanism, through any individual or entity, which implies restricting, locking or transferring the risk associated with these Shares, including through options, swaps, forward sales, derivatives, mercantile commission or mandate, before 24 months after the Beneficiary leaves the Company. c. How the plan is inserted in the Company’s compensation policy The Stock Grant Plan consolidates in a sole document the general rules of long-term incentive programs involving the granting of Shares to management members and employees of the Company and its direct or indirect controlled companies. The Stock Grant Plan is based on general parameters, adopted in the different stock grant programs, which are essential to keep Beneficiaries aligned with the interests of the Company and its stockholders, seeking to achieve sustainable results at all times. d. How the plan is aligned with short-, medium- and long-term interests of beneficiaries and the Company As mentioned in sub item 3(b), nearly all the programs covered by the Share Grant Plan provide for the transfer of Shares to Beneficiaries to be deferred in time, in order to align the Beneficiaries’ interests with those of the Companies and their stockholders, which are encouraged to operate at all times in pursue of sustainable results and, therefore, in line with the stockholders’ interests in the long term. 4. Estimate the Company’s expenses arising from the plan, according to the accounting rules addressing this issue The Company estimates that, annually, the amount of eight hundred and ten million, six hundred and sixty thousand reais (R$810,660,000) will be granted in shares to management members and employees of the Company and its direct or indirect controlled companies, to be recognized over the period Beneficiaries acquire the right to Shares. This amount may vary depending on the number of Shares effectively granted each year, subject to the limit mentioned in sub item 2(c), as well as on the specific criteria of each stock grant program as mentioned in item 5 of the Stock Option Plan. p.116

ATTACHMENT VII – A PROXY TEMPLATE FOR HOLDERS OF COMMON SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held online on April 26, 2022, 11:00 a.m. and 11:10 a.m., respectively, casting their vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meetings and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions. This proxy is effective for [•] days counted as from this date. [City], __________ 2022. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Annual General Stockholders’ Meeting – 11:00 a.m. 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021: APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of profit for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN p.117

4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2023 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Candido Botelho Bracher APPROVE REJECT ABSTAIN Cesar Nivaldo Gon (Independent member) APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio Rodrigues (Independent member) APPROVE REJECT ABSTAIN João Moreira Salles APPROVE REJECT ABSTAIN Maria Helena dos Santos Fernandes de Santana (Independent member) APPROVE REJECT ABSTAIN p.118

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2023 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Eduardo Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

6 – Resolve on the amount allocated to the overall compensation of the members of the Company's Board of Officers and Board of Directors in the total amount of R$500,000,000.00:

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.119

7 – Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Supervisory Council: APPROVE REJECT ABSTAIN Extraordinary General Stockholders’ Meeting – 11:10 a.m. 1 – Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders’ Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law: APPROVE REJECT ABSTAIN (ii) Provide for the annual election of members of the Audit Committee: APPROVE REJECT ABSTAIN (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN): APPROVE REJECT ABSTAIN (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN): APPROVE REJECT ABSTAIN (v) Improve the wording of the representation rule for the Company: APPROVE REJECT ABSTAIN p.120

2—Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned item 1 and resulting adjustments to wording: APPROVE REJECT ABSTAIN 3 – Update the Stock Grant Plan: APPROVE REJECT ABSTAIN p.121

ATTACHMENT VII – B PROXY TEMPLATE FOR HOLDERS OF PREFERRED SHARES By this proxy, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), appoints Mr./Ms. [PROXY], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS], their proxy, with powers to represent them, as Stockholder of Itaú Unibanco Holding S.A. (“Company”), at the Company’s Annual General Stockholders’ Meeting to be held online on April 26, 2022, 11:00 a.m., casting their vote in accordance with the voting instruction below. The proxy shall have restricted powers, namely to be present at the General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instructions below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received sufficiently specific voting instructions. This proxy is effective for [•] days counted as from this date. [City], __________ 2022. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION 1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2023 take office: Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Artemio Bertholini (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN p.122

ATTACHMENT VII – C PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF COMMON SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): • Carla Del Monaco Miele, married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582-4, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 26, 2022, 11:00 a.m. and 11:10 a.m., respectively, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. • Nathalie Kfouri, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 26, 2022, 11:00 a.m. and 11:10 a.m., respectively, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. • Marcos Luiz Ferreira, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 25.575.317-2, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting of the Company to be held on April 26, 2022, 11:00 a.m. and 11:10 a.m., respectively, to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and the Extraordinary General Stockholders’ Meeting and to cast a vote in accordance with the voting instruction below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of common shares held by the Grantor This proxy shall be valid for the Company’s Annual General Stockholders’ Meeting and Extraordinary General Stockholders’ Meeting of April 26, 2022. São Paulo,____________ 2022. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION Tick the option you want: 1 – Take cognizance of the Management’s Report, the Report of the Independent Auditors, the Opinion of the Supervisory Council, and the Summary of the Report of the Audit Committee, and examine them for resolution on the Financial Statements for the fiscal year ended December 31, 2021: p.123

APPROVE REJECT ABSTAIN 2 – Resolve on the allocation of profit for the fiscal year: APPROVE REJECT ABSTAIN 3 – Fix the number of members who will comprise the Board of Directors in twelve (12): APPROVE REJECT ABSTAIN 4 – Elect the members of the Board of Directors for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2023 take office: Alfredo Egydio Setubal APPROVE REJECT ABSTAIN Ana Lúcia de Mattos Barretto Villela APPROVE REJECT ABSTAIN Candido Botelho Bracher APPROVE REJECT ABSTAIN Cesar Nivaldo Gon (Independent member) APPROVE REJECT ABSTAIN Fábio Colletti Barbosa (Independent member) APPROVE REJECT ABSTAIN Frederico Trajano Inácio (Independent member) APPROVE REJECT ABSTAIN p.124

João Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Maria Helena dos Santos Fernandes de Santana (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Luiz Bodin de Moraes (Independent member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Pedro Moreira Salles

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Ricardo Villela Marino

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Roberto Egydio Setubal

APPROVE	REJECT	ABSTAIN
☐	☐	☐

5 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders' Meeting of 2023 take office:

Members nominated by the majority stockholder:

Gilberto Frussa (effective member) and João Costa (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

Eduardo Miyaki (effective member) and Reinaldo Guerreiro (alternate member)

APPROVE	REJECT	ABSTAIN
☐	☐	☐

p.125

6 – Resolve on the amount allocated to the overall compensation of the members of the Company’s Board of Officers and Board of Directors in the total amount of R$500,000,000.00: APPROVE REJECT ABSTAIN 7 – Resolve on the monthly individual compensation of R$22,000.00 to effective members and R$9,000.00 to alternate members of the Supervisory Council: APPROVE REJECT ABSTAIN At the Extraordinary Stockholders’ Meeting: 1 – Amend the Bylaws to: (i) Change the notice period for calling the General Stockholders’ Meeting to twenty one (21) from fifteen (15) days on first call, in accordance with the provisions of the Brazilian Corporate Law: APPROVE REJECT ABSTAIN (ii) Provide for the annual election of members of the Audit Committee: APPROVE REJECT ABSTAIN (iii) Update the independence criteria for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN): APPROVE REJECT ABSTAIN (iv) Update the reelection rules for the members of the Audit Committee, in accordance with the provisions of the National Monetary Council (CMN): APPROVE REJECT ABSTAIN p.126

(v) Improve the wording of the representation rule for the Company: APPROVE REJECT ABSTAIN 2—Consolidate the Bylaws by carrying out the amendments mentioned in aforementioned item 1 and resulting adjustments to wording: APPROVE REJECT ABSTAIN 3 – Update the Stock Grant Plan: APPROVE REJECT ABSTAIN p.127

ATTACHMENT VII – D PROXY TEMPLATE FOR PROXIES PROVIDED BY THE COMPANY (HOLDERS OF PREFERRED SHARES) By this proxy, I, [STOCKHOLDER], [NATIONALITY], [CIVIL STATUS], [OCCUPATION], bearer of personal identification document number (__), enrolled with the Brazilian tax register (CPF/MF) under number (__), with address at [FULL ADDRESS] (“Grantor”), stockholder of Itaú Unibanco S.A. (“Company”), appoint as my proxy(ies): • Carla Del Monaco Miele, married, lawyer, Brazilian Identification RG-SSP/SP No. 34.865.582-4, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 338.094.818-74, OAB/SP No. 275.847, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company’s Annual General Stockholders’ Meeting to be held on April 26, 2022, to vote FOR the matters contained in the agenda, in accordance with the voting instruction below. • Nathalie Kfouri, Brazilian, single, lawyer, Brazilian Identification RG-SSP/SP No. 37.916.652-5, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 368.776.788-42, OAB No. 305.609, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as lawyer of the Company, at the Company’s Annual General Stockholders’ Meeting to be held on April 26, 2022, to vote AGAINST the matters contained in the agenda, in accordance with the voting instruction below. • Marcos Luiz Ferreira, Brazilian, married, business administrator, Brazilian Identification RG-SSP/SP No. 25.575.317-2, enrolled with the Brazilian Individual Taxpayers’ Registry (CPF) under No. 176.147.528-21, domiciled at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3º Andar, São Paulo (SP), with powers to represent me, as stockholder of the Company, at the Annual General Stockholders’ Meeting of the Company to be held on April 26, 2022, 11:00 a.m., to ABSTAIN from voting on the matters contained in the agenda, in accordance with the voting instructions below. The proxy shall have restricted powers, namely to be present at the Annual General Stockholders’ Meeting and to cast a vote in accordance with the voting instructions below, having no right or obligation to take any further action not required to be taken in carrying out the voting instruction below. The proxy is hereby authorized to abstain from voting on any resolution or matter for which they have not received specific voting instructions and shall vote in accordance with the number of preferred shares held by the Grantor. This proxy shall be valid for this Company’s Annual General Stockholders’ Meeting only. São Paulo,____________ 2022. _______________________________ [STOCKHOLDER] (Notarized signature) VOTING INSTRUCTION – Annual General Stockholders’ Meeting Tick the option you want: 1 – Elect the members of the Supervisory Council for the next annual term of office, which shall expire on such a date as the members elected at the Annual General Stockholders’ Meeting of 2023 take office: Members nominated by the stockholder Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI: Artemio Bertholini (effective member) and Rene Guimarães Andrich (alternate member) APPROVE REJECT ABSTAIN p.128

ATTACHMENT VII – E INFORMATION ON ATTACHMENT 23 TO CVM INSTRUCTION No. 481/09 1. Inform the name of the company Itaú Unibanco Holding S.A. 2. Inform the matters for which the proxy is being requested Matters indicated in the Call Notice pertaining to this Manual. 3. Identify the individuals or legal entities that have promoted, organized or defrayed the cost of the request for a proxy, even if only partially, informing: a. Name and address Itaú Unibanco Holding S.A., with address at Praça Alfredo Egydio de Souza Aranha, 100, in the City of São Paulo, State of São Paulo, CEP 04344-902. b. Since when you are a stockholder of the company Not applicable. c. Number and percentage of shares of each type and class of ownership Not applicable. d. Number of shares taken in a loan Not applicable. e. Total exposure in derivatives denominated in shares of the company Not applicable. f. Relations of a corporate, business or family nature existing or maintained over the past three years with the company or parties related to the company, as governed by the accounting rules covering the matter Not applicable. 4. Inform whether any of the parties mentioned in item 3, as well as any of their controlling companies, controlled companies, companies under common control or affiliates have a special interest in the approval of the matters for which the proxy is being requested, describing in detail the nature and extent of the interest in question Proxies were made available by the Company with the sole objective of offering an additional mechanism for facilitating stockholder’s attending the Meeting, without any special interest in the approval of the matters. 5. Inform the estimated cost of requesting a proxy The cost of requesting a proxy is insignificant. 6. Inform whether (a) the company has defrayed the costs of requesting a proxy or (b) its requester will seek p.129 reimbursement of costs from the company The cost of requesting a proxy was fully covered by the Company. 7. Inform: a) the address to which the proxy should be sent after it is signed; In order to make the work at General Stockholders’ Meeting easier, the Company suggests that stockholders represented by proxies send a copy of the proxy and the other documents listed in the Call Notice by April 24, 2022, to the email:drinvest@itau-unibanco.com.bror, if they so prefer, by mail or courier to: Itaú Unibanco—Gerência Paralegal de Assuntos Corporativos Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 3° andar—Parque Jabaquara, São Paulo (SP)—CEP 04344-902 b) in the event the company accepts proxies via the World Wide Web, the instructions to grant the proxy; The Company will adopt the remote voting system, in accordance with the provisions of CVM Instruction No.481/09, as amended, as well as the best market practices. Accordingly, stockholders willing to vote through the remote voting form may forward their voting instructions concerning the matters to be resolved on at the Meeting: • by remote voting form sent directly to the Company; or • by form completion instructions transmitted to service providers, as follows: a) to the Stockholders’ custody agent, if shares are deposited at a central depository; or b) to Itaú Corretora de Valores S.A., in the capacity of the financial institution hired by the Company to provide securities bookkeeping services. Stockholders forwarding the voting form directly to the Company Any stockholder choosing to exercise their remote voting right may do so directly to the Company by forwarding the documentation below by April 19, 2022 to email drinvest@itau-unibanco.com.br: (i) the voting form duly filled, initialized and signed (consularization and a sworn translation of documents in foreign languages not required); and (ii) ID document – for Legal Entities: a notarized copy of the articles of incorporation/bylaws, proof of election of management members, and a notarized copy of the proxy with specific powers to sign the remote voting form on behalf of the Legal Entity, when applicable, and of the ID document of these representatives; and for Individuals: a notarized copy of the ID document bearing the Stockholder’s picture. Documents issued abroad are required to be consularized or apostilled and be accompanied by the respective sworn translation. Upon receipt of the documents referred to in (i) and (ii) above, the Company will notify the stockholder that it has received and accepted them, in accordance with CVM Instruction No. 481/09. This information will be sent to the stockholder at the electronic address stated in the voting form. Stockholders forwarding the form to service providers Stockholders may otherwise choose to exercise their remote voting rights through service providers, by transmitting their voting instruction to their custody agents or bookkeeper, subject to the rules determined by these service providers. Stockholders should contact the custody agent or bookkeeper to check out the procedures established by these service providers, as well as the documents requested accordingly. Itaú Corretora de Valores S.A., the bookkeeper of the Company’s shares, has set up the Digital Meeting website, a safe solution for remote vote casting. To vote via website you have to register and have a digital certificate. p.130

Information about registration and the step-by-step procedure for issuing the digital certificate is provided on the website: https://www.itau.com.br/investmentservices/assembleia-digital/ ITAÚ CORRETORA DE VALORES S.A. +55 11 3003-9285 (capital city and metropolitan regions) 0800 7209285 (other locations) Client Service opens on business days from 9:00 am to 6:00 pm. Email:atendimentoescrituracao@itau-unibanco.com.br Stockholders should transmit the form completion instructions to the service providers by April 19, 2022, unless otherwise indicated by the latter. p.131